     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 18, 2001



                                                      REGISTRATION NO. 333-62990

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              SILICON ENERGY CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            94-3290577
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)
                                          1010 ATLANTIC AVENUE
                                       ALAMEDA, CALIFORNIA 94501
                                             (510) 263-2600
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL
                                           EXECUTIVE OFFICES)

                                  JOHN WOOLARD
                            CHIEF EXECUTIVE OFFICER
                              1010 ATLANTIC AVENUE
                           ALAMEDA, CALIFORNIA 94501
                                 (510) 263-2600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                  MARIO M. ROSATI                                    ALAN F. DENENBERG
                  ISSAC J. VAUGHN                                  DAVIS POLK & WARDWELL
                KELLY AMES MOREHEAD                                 1600 EL CAMINO REAL
         WILSON SONSINI GOODRICH & ROSATI                          MENLO PARK, CA 94025
             PROFESSIONAL CORPORATION                                 (650) 752-2000
                650 PAGE MILL ROAD
            PALO ALTO, CALIFORNIA 94304
                  (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED JULY 18, 2001.


                                5,500,000 Shares

                              SILICON ENERGY LOGO

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $8.00 and $10.00 per share. We have applied to list our common stock on the Nasdaq Stock Market's National Market under the symbol "SLCN".

     The underwriters have an option to purchase a maximum of 825,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                                                             UNDERWRITING
                                                           PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                            PUBLIC            COMMISSIONS       SILICON ENERGY
                                                       -----------------   -----------------   -----------------
Per Share............................................          $                   $                   $
Total................................................          $                   $                   $

     Delivery of the shares of common stock will be made on or about
            , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                      CIBC WORLD MARKETS
                                           LEHMAN BROTHERS
                                                          STEPHENS INC.

               The date of this prospectus is             , 2001.

Inside Front Cover

This diagram is a depiction of how the Silicon Energy Enterprise Energy Management software solution provides various functions to and facilitates interaction among energy providers and energy users.

A caption at the top center of the page reads "Silicon Energy(TM)." Centered directly below the caption is additional text that reads "Enterprise Energy Management."

Beneath this identifying caption, occupying the remainder of the page, is the diagram itself.

Located in the center of the diagram is a large circle depicting the Silicon Energy software solution. This software graphic has the Silicon Energy logo in the center. The software graphic is further divided into three equal-sized wedges which read: "Integrate Energy Supply & Demand," "Integrate Energy Management into Facility Operations" and "Integrate Energy Budget and Bills."

Centered directly above and below the software graphic are clouds labeled "Internet/LAN".

At the top of the diagram, above one "Internet" cloud, are depictions of two industrial buildings labeled "Utilities" and "Energy Service Provider," respectively. Centered above the buildings is text that reads "Energy Providers." To the left is an arrow pointing from "Energy Providers" down to the left side of the software graphic. To the right is an arrow pointing from the right side of the software graphic up to the "Energy Providers."

At the bottom of the diagram, below the other "Internet" cloud, are depictions of five buildings, labeled "Industrial," "Commercial," "Education," "Government," and "Residential," respectively. Text centered beneath these buildings reads "Energy Users." To the left is an arrow pointing from "Energy Users" up to the software graphic. To the right is an arrow pointing from the software graphic down to "Energy Users."

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    4
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   16
USE OF PROCEEDS.......................   17
DIVIDEND POLICY.......................   17
CAPITALIZATION........................   18
DILUTION..............................   19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   22
BUSINESS..............................   34



                                        PAGE
                                        ----
MANAGEMENT............................   49
RELATED PARTY TRANSACTIONS............   59
PRINCIPAL STOCKHOLDERS................   62
DESCRIPTION OF CAPITAL STOCK..........   65
SHARES ELIGIBLE FOR FUTURE SALE.......   68
UNDERWRITING..........................   71
NOTICE TO CANADIAN RESIDENTS..........   74
LEGAL MATTERS.........................   75
EXPERTS...............................   75
WHERE YOU CAN FIND MORE INFORMATION
  ABOUT US............................   75
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1


                               ------------------

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY BE ACCURATE ONLY ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

      UNTIL             , 2001 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO A DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                              SILICON ENERGY CORP.


     Silicon Energy is a provider of enterprise energy management software solutions that enable interaction between energy providers and energy users in order to reduce energy usage, lower energy costs and optimize energy procurement processes. Our EEM Suite(TM) utilizes an Internet-based software platform to integrate geographically dispersed energy management systems and equipment into an enterprise-wide network. Our software combines powerful analysis tools, external data sources, advanced data visualization, and Internet-based monitoring and control of energy assets to allow energy users and providers to transform information into meaningful cost and risk reduction and improved operational efficiency.


     Our EEM Suite enables enterprises to integrate data on energy supply and demand, improve the management of energy budgets and bills and integrate energy management into facility operations, which:

     - enables providers to anticipate high cost energy usage patterns, modify operations and energy user consumption at times of peak demand, and confirm the reduction in real time prior to the imposition of new peak demand charges;

     - enables customers to integrate their distributed generation resources and energy consuming assets into an enterprise-wide energy management strategy; and

     - allows businesses to analyze energy costs on an enterprise level, develop and track energy budgets and projects, manage energy bills and allocate energy costs across the enterprise.


     The energy industry is one of the largest segments of the global economy. In the United States, energy users spent over $300 billion in 2000 on electricity and natural gas. Industrial and commercial users, who accounted for over 65% of electricity and natural gas usage in 2000, have identified energy as one of their least controllable costs. In addition, many businesses have not been able to pass on rising energy costs to their customers in the current economic environment. Many regional energy markets have also experienced significantly higher volatility as a result of deregulation and capacity constraints. Energy users lack the real-time information about their own usage patterns and prevailing prices needed to help them control their energy costs, and providers lack the information and ability to influence or predict energy consumption patterns required to reduce the capacity and price risks they face.


     We target customers across a broad range of vertical markets. We currently have customers in the energy service provider, commercial, government, higher-education, industrial, and utility sectors, across both regulated and deregulated energy markets. As of May 31, 2001, we had software license agreements for our Silicon Energy EEM Suite with over 45 customers. For the three months ended March 31, 2001, we had revenue of $4.3 million, and for the year ended December 31, 2000, we had revenue of $6.1 million.

     We were incorporated in California in December 1997 under the corporate name EnerNetics, Inc. and began substantive operations in January 1998. We changed our corporate name to Silicon Energy Corp. in June 1998 and reincorporated in Delaware in July 2000. Our principal executive offices are located at 1010 Atlantic Avenue, Alameda, California 94501, and our telephone number is (510) 263-2600. Our web site is located at http://www.siliconenergy.com. Information contained on our web site does not constitute part of this prospectus, and the link to our web site is an inactive textual reference only.

     "Silicon Energy" and the Silicon Energy logo are registered trademarks of Silicon Energy Corp., and "EEM Suite" and the Silicon Energy EEM Suite logo are trademarks of Silicon Energy Corp. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

                                  THE OFFERING

Common stock offered....................     5,500,000 shares

Common stock to be outstanding after
this offering...........................     29,392,474 shares

Use of proceeds.........................     We plan to use the net proceeds
                                             from this offering principally for
                                             general corporate purposes,
                                             including sales and marketing,
                                             research and development, general
                                             and administrative expenses, and
                                             working capital.

Proposed Nasdaq National Market
symbol..................................     SLCN

     The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of May 31, 2001. This number excludes:


     - 2,641,525 shares issuable upon exercise of options outstanding as of May 31, 2001 at a weighted average exercise price of $3.42 per share;


     - 398,863 shares issuable upon exercise of warrants outstanding as of May 31, 2001 at a weighted average exercise price of approximately $7.89 per share and 544,339 shares issuable upon exercise of a warrant outstanding as of May 31, 2001 with exercise prices of 85% of the fair market value of our common stock on the last day of each vesting period; and


     - a total of 1,318,987 additional shares available for issuance under our various stock plans as of May 31, 2001, excluding the annual increases in the number of shares authorized under our 1998 Incentive Stock Option Plan and our Employee Stock Purchase Plan.



     In addition, in June and July 2001, we sold a total of 506,664 shares of our common stock in a private placement for $7.50 per share.


     Except as otherwise indicated, information in this prospectus is based on the following assumptions:

     - the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering;

     - no exercise by the underwriters of their option to purchase additional shares of common stock in this offering; and

     - the filing of our second amended and restated certificate of incorporation authorizing 15,000,000 shares of undesignated preferred stock upon the closing of this offering.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

     The following table sets forth a summary of our consolidated statements of operations data for the periods presented. The pro forma information in the following table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the closing of this offering.


                                                                                 THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                MARCH 31,
                                        -----------------------------------   ------------------------
                                          1998        1999         2000          2000         2001
                                        --------   ----------   -----------   ----------   -----------
                                                                                    (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Total revenue.........................  $     19   $      520   $     6,148   $      650   $     4,314
Total cost of revenue.................         7          269         2,000          199         1,763
Gross profit..........................        12          251         4,148          451         2,551
Total operating expenses..............     1,541        7,447        32,687        4,331         9,330
Loss from operations..................    (1,529)      (7,196)      (28,539)      (3,880)       (6,779)
Net loss attributable to common
  stockholders........................    (1,548)      (7,582)      (30,148)      (4,146)       (7,373)
Basic and diluted net loss per
  share...............................  $  (1.62)  $    (3.09)  $     (6.38)  $    (0.97)  $     (1.11)
                                        ========   ==========   ===========   ==========   ===========
Shares used in calculating basic and
  diluted net loss per share..........   953,000    2,453,000     4,723,000    4,296,000     6,613,000
                                        ========   ==========   ===========   ==========   ===========
Pro forma basic and diluted net loss
  per share (unaudited)...............                          $     (1.56)               $     (0.32)
                                                                ===========                ===========
Shares used in calculating pro forma
  basic and diluted net loss per share
  (unaudited).........................                           19,371,000                 23,007,000
                                                                ===========                ===========


     The following table sets forth a summary of our consolidated balance sheet data as of March 31, 2001:

     - on an actual basis;

     - on a pro forma basis after giving effect to the conversion of 16,394,315 shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering; and

     - on a pro forma as adjusted basis to reflect the conversion of our convertible preferred stock and our sale of 5,500,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses.


                                                                        MARCH 31, 2001
                                                            --------------------------------------
                                                                        (UNAUDITED)     PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            --------    -----------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments....    $ 12,601      $12,601        $57,236
Working capital.........................................       6,453        6,453         51,088
Total assets............................................      27,212       27,212         71,847
Long-term obligations, net of current portion...........         492          492            492
Redeemable convertible preferred stock..................      47,612           --             --
Total stockholders' equity (deficit)....................     (33,631)      13,981         58,616

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before buying shares in this offering.

                         RISKS RELATED TO OUR BUSINESS

WE ONLY BEGAN GENERATING MATERIAL REVENUE IN 1999 AND, AS A RESULT, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.


     We are still in the early stages of our development. We were incorporated in December 1997 and only began generating material revenue in the second quarter of 1999. In addition, during the first and second quarters of 2000, we began to offer new versions of our software. We introduced Release 2.0 of the Silicon Energy EEM Suite in September 2000 and Release 3.0 of the EEM Suite in July 2001. As a result of the foregoing, you may have limited information about us with which to evaluate our business, strategies, performance and prospects, or an investment in our common stock. It is also difficult to predict whether our software will continue to be accepted by the market and the level of revenue that we can expect to derive from the sales of such software.


IF WE FAIL TO SUCCESSFULLY EDUCATE POTENTIAL CUSTOMERS REGARDING THE BENEFITS OF OUR ENTERPRISE ENERGY MANAGEMENT SOFTWARE OR A MARKET OTHERWISE FAILS TO DEVELOP FOR OUR SOFTWARE, OUR ABILITY TO SELL OUR PRODUCTS AND GROW OUR BUSINESS COULD BE SEVERELY LIMITED.

     Our future success depends on widespread commercial acceptance of our enterprise energy management software. The market for software that allows enterprises to manage their energy needs is relatively new and rapidly evolving. If we are unable to educate our potential customers and the market in general of the advantages of our enterprise energy management software over competing products, our ability to sell our software will be severely limited. Our ability to increase revenue in the future depends on the extent to which our customers recognize the value of our integrated software for managing energy and energy-related costs. In addition, because the market for enterprise energy management software is in an early stage of development, we cannot accurately assess the size of the market, and we may have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, developing software that could address those needs and establishing a distribution strategy for this software. If the market for our software does not continue to develop, our ability to grow our business could be severely limited.

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2001, WE INCURRED A NET LOSS OF $6.6 MILLION AND WE EXPECT TO INCUR FUTURE LOSSES. WE MAY NEVER BE ABLE TO ACHIEVE OR MAINTAIN PROFITABILITY.

     We incurred net losses of $27.8 million for the year ended December 31, 2000 and $6.6 million for the three-month period ended March 31, 2001. As of March 31, 2001, we had an accumulated deficit of $42.8 million. We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We expect to continue to incur significant expenses in research and development and in building our direct sales force. As a result, we will need to increase our revenue at a higher rate than these expenses in order to achieve and maintain profitability. We may not be able to sustain our recent revenue growth rates or be able to generate sufficient revenue to achieve profitability. If we fail to achieve profitability, the market price of our common stock could decline substantially.

WE MAY INCUR SIGNIFICANT ACCOUNTING CHARGES AS A RESULT OF A WARRANT ISSUED AND COMMON STOCK SOLD, WHICH COULD RESULT IN SIGNIFICANT FUTURE REDUCTIONS IN OUR REVENUE AND OPERATING INCOME AND REDUCE OUR STOCK PRICE.


     We expect to incur significant non-cash accounting charges associated with common stock we sold to GE Capital Equity Investment, Inc. in June 2000 and a warrant we issued to ABB Future AG in October

2000 because we also have arrangements with these parties that may generate revenue for us over the next several months or years, depending on the transaction. Because we do not presently know how much revenue, if any, these parties will generate for us over the next several quarters, we cannot say with certainty to what extent our revenue will actually be reduced below what it would have been without the non-cash offsets. In addition, the timing of when we recognize the revenue offsets will depend on when a party generates revenue for us, which we cannot predict.



     As a result of the revenue offsets associated with the common stock sold to GE, we may be unable to recognize as revenue up to $964,000 we may receive under our arrangement with GE and its affiliates. We currently anticipate that the majority of the revenue offsets related to the GE transaction will occur by March 31, 2002. The revenue offsets associated with the warrant issued to ABB is even more difficult to quantify because the amount of the non-cash offsets to revenue will be based on 85% of the price of our common stock on the last day of each vesting period and on the amount of sales generated for us by ABB or its affiliates. Accordingly, we will not be able to quantify these charges until we know these prices and sales amounts. To the extent the non-cash revenue offsets exceed the amount of revenue that ABB or its affiliates generate for us, we will need to record the excess amount as a sales and marketing expense, under current accounting rules.


     As a result of the uncertainty relating to these charges, market analysts and others trading in our securities may have difficulty in projecting our revenue and earnings for any given quarter. In addition, the complexity of the accounting for these arrangements may confuse investors and make them reluctant to trade in our stock. Either of these results may reduce the price of our common stock.

WE EXPECT OUR QUARTERLY REVENUE AND OPERATING RESULTS TO FLUCTUATE. IF WE FAIL TO MEET THE EXPECTATIONS OF MARKET ANALYSTS OR INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK COULD FALL.

     Our quarterly revenue and operating results have fluctuated in the past and may vary from quarter to quarter in the future. Accordingly, we believe that period-to-period comparisons of our results of operations may be misleading. You should not rely upon the results of one quarter as an indication of future performance. Our revenue and operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our common stock to decline.

     Our quarterly revenue and operating results may vary depending on a number of factors, including:

     - demand for and acceptance of our enterprise energy management software;

     - delays in the implementation and delivery of our software, which may impact the timing of our recognition of revenue;

     - delays or reductions in spending for enterprise energy management software by our customers and potential customers;

     - the mix of our revenue during any period, particularly with regard to the breakdown between software license and service revenues;

     - development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

     - deferrals of customer contracts in anticipation of software enhancements or new versions of our software; and

     - increased expenditures for sales and marketing, software development and other corporate activities.

OUR SALES CYCLES ARE RELATIVELY LONG AND UNPREDICTABLE, TYPICALLY RANGING FROM SIX TO 12 MONTHS, AND MAY BE SUBJECT TO SEASONALITY, WHICH MAKES IT DIFFICULT TO FORECAST OUR REVENUE AND COULD RESULT IN VOLATILITY IN OUR STOCK PRICE.

     The period between initial contact with a prospective customer and the licensing of our software varies, but it typically ranges from six to 12 months. Prospective customers frequently view the purchase of our software as part of a long-term, enterprise-wide strategic decision. As a result, potential customers may take an extended period of time to assess alternative solutions, particularly if decisions are being made about whether to outsource or internally develop energy technology tools. Potential purchasers may also defer their licensing or purchasing decisions until the market evolves or broad industry standards are adopted. We also target commercial and industrial energy users and utility and energy service providers, which generally have lengthy approval processes for their significant software purchases. The relatively long and unpredictable nature of our sales cycles makes it difficult to forecast our revenue and could result in volatility in our stock price.

     In addition, we may experience seasonality in the sales of our software. For example, sales could be lower in the first quarter of each year due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers. As we expand into international markets, our sales may also decline during summer months, particularly in European markets. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results. Because we have limited operating results, it is difficult for us to evaluate the degree to which this seasonality may harm our business.

OUR RESULTS OF OPERATIONS COULD BE HARMED IF OUR OPERATING EXPENSES DO NOT CORRESPOND WITH THE TIMING OF OUR REVENUE.

     Most of our operating expenses, such as employee compensation and rental expense for properties, are either relatively fixed in the short-term or incurred in advance of sales. Moreover, our spending levels are based in part on our expectations regarding future revenue. As a result, if revenue for a particular quarter is below expectations, we may not be able to proportionately reduce operating expenses for that quarter. A shortfall in revenue, therefore, could have a disproportionate effect on our expected operating results for that quarter and could cause the trading price of our common stock to decline.

APPROXIMATELY 67% OF OUR REVENUE TO DATE HAS BEEN DERIVED FROM THE SILICON ENERGY EEM SUITE OF ENTERPRISE ENERGY MANAGEMENT SOFTWARE, AND A DECLINE IN THE SALES OF OUR EEM SUITE COULD SERIOUSLY HARM OUR RESULTS OF OPERATIONS.

     Revenue related to the Silicon Energy EEM Suite of enterprise energy management software has accounted for approximately 67% of our revenue to date. We anticipate that revenue related to this software will constitute a substantial portion of our revenue for the foreseeable future. Consequently, our future financial performance will depend, in significant part, upon the successful development, introduction, deployment, and customer acceptance of existing and enhanced versions of our Silicon Energy EEM Suite.

THE PLANNED CONTINUED EXPANSION OF OUR DIRECT SALES FORCE WILL INVOLVE SIGNIFICANT EXPENSE TO US AND MAY NOT SUCCEED, WHICH COULD SERIOUSLY HARM OUR RESULTS OF OPERATIONS.


     During 2000 and the first six months of 2001, we have increased, and expect to continue to substantially increase, the number of our sales personnel as part of an effort to increase the direct sale of our software and to support and develop leads for our indirect distribution channels. This expansion will significantly increase personnel costs and related expenditures. Our ability to expand our direct sales operation will depend on our ability to recruit, train and retain top sales people with advanced sales skills and significant technical and industry knowledge. There is currently a high demand for sales personnel with these qualifications, and competition for qualified personnel is intense in our industry. Therefore, we cannot assure you that we will be successful in hiring our target number of sales personnel. If we fail to recruit, train and retain sufficient personnel, our ability to grow sales and meet revenue targets may be seriously harmed. Many members of our current direct sales force have been with us for a relatively short period of time. We do not know if these or future members of our sales force will be able to meet our productivity targets. If we fail to meet targets, the costs of this expansion may exceed the revenue generated by the new sales personnel, which could seriously harm our results of operations.

IF WE DO NOT INTRODUCE OUR SOFTWARE ON A TIMELY BASIS AND OUR SOFTWARE DOES NOT ACHIEVE MARKET ACCEPTANCE, OUR REVENUE COULD BE HARMED.

     We are developing new enterprise energy management software modules as well as new versions of our existing software. The actual features and introduction dates of these new versions could differ materially from those anticipated as a result of a number of factors, many of which are beyond our control. We may not be successful in developing and marketing new versions of our software, other software enhancements or new software that responds to technological advances and market changes on a timely or cost-effective basis. In addition, even if these new versions of our software are developed and released, they may not achieve market acceptance.

     We may experience delays in releasing new software and software enhancements in the future. These delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our software. We also cannot assure you that our new software or the Silicon Energy EEM Suite will meet customer performance expectations. If they do not meet customer expectations or the market for this software fails to develop or develops more slowly than we expect, our revenue could be harmed.

OUR EXPANSION INTO INTERNATIONAL MARKETS MAY NOT SUCCEED AND MAY EXPOSE US TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We are expanding our operations and hiring additional personnel to address international markets. To date, we have recognized revenue of $2.6 million from sales in international markets. To achieve success in international markets, our software must be modified to handle a variety of factors specific to each international market. We may be unable to successfully localize our software for use in international markets. Even if we do successfully adapt our software to these markets, our software may not achieve market acceptance. As a result, we may be unable to meet future revenue targets and our results from operations may be harmed. In addition, we will be subject to a number of risks associated with international business activities. These risks generally include:

     - foreign currency restrictions and exchange rate fluctuations;

     - compliance with a wide variety of foreign laws;

     - difficulties in managing and staffing international operations;

     - seasonal fluctuations in purchasing patterns;

     - compliance with foreign energy market and utilities regulations and rate structures;

     - tariffs, export controls and other trade barriers;

     - longer collection cycles and increased difficulties in collecting delinquent or unpaid accounts;

     - potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     - global economic fluctuations and political instability; and

     - reduced protection of intellectual property in foreign countries.

Any of these factors could impair our operations and cause our stock price to decline.

WE DEPEND ON STRATEGIC BUSINESS ALLIANCES AND PARTNERSHIPS TO MARKET, SELL AND IMPLEMENT OUR SOFTWARE, AND ANY FAILURE TO DEVELOP OR MAINTAIN THESE ALLIANCES COULD HURT OUR BUSINESS AND PROSPECTS.

     We expect that system integrators, technology providers and distributors, such as Accenture, General Electric and Peregrine Systems, Inc., who may recommend, install or support our software with their customers, will facilitate sales. To augment our implementation capabilities and revenue, we intend to continue to develop and expand relationships with these and other potential industry partners and to generate new business opportunities through joint marketing and sales efforts. We may encounter difficulties in forging and maintaining long-term relationships with these companies for a variety of reasons, such as a change in the partner's business strategy, the partner's creating an exclusive relationship with another vendor or our decision to align with a competitor of a partner. Additionally, these companies may discontinue their relationships with us, fail to devote sufficient resources to market our products or develop relationships with our competitors. As a result, we may be unable to achieve our revenue growth targets and our stock price could decline. In addition, if these firms fail to implement our software successfully for their customers, we may not have the resources to implement our software on the schedule required by their customers, which could harm our ability to generate revenue or our relationship with our customers.

WE RELY ON THE SERVICES OF OUR KEY PERSONNEL, WHOSE KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE.

     We rely upon the continued service and performance of a relatively small number of key technical and senior management personnel. Our future success depends on our retention of these key employees, in particular, John Woolard, our Chairman, President and Chief Executive Officer, and Dale Fong, our Chief Technology Officer and a member of our board of directors. None of our key technical or senior management personnel are bound by employment or non-competition agreements, and, as a result, any of these employees could leave with little or no prior notice. If we lose any of our key technical and senior management personnel, our business and results of operations could be harmed.

IF OUR SOFTWARE PRODUCES INACCURATE INFORMATION ABOUT THE TRANSACTIONS IT PROCESSES, MARKET ACCEPTANCE OF OUR SOFTWARE COULD BE DELAYED, WHICH COULD LEAD TO A LOSS OF REVENUE.


     Our enterprise energy management software is complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. Software defects or inaccurate data may cause incorrect recording, reporting or display of information about transactions to us, our customers or their business partners. Each of our three major product releases have contained defects, and Release 3.0 of the Silicon Energy EEM Suite, which we recently introduced in July 2001, probably contains defects. While we have been able to correct any known defects in our prior releases that we believed were significant with minimum expense, future defects may be more difficult to correct.


     In addition, the software product modules that comprise our Silicon Energy EEM Suite use weather forecast information and other data feeds provided by third-party sources. Inaccurate information, whether through software defects or third-party data sources, could cause errors in our customers' bills, information systems, financial settlements with their business partners, or license fee payments to us. Our customers may seek to hold us liable for any damages incurred by them or their business partners or end users. Software defects or inaccurate data may also lead to customer dissatisfaction. As a result, we could lose customers and our reputation may be harmed. In addition, our ability to recognize revenue in some cases depends on our customers and their business partners supplying us with data regarding transactions processed using our software. They may provide us with erroneous or incomplete data, which could result in lost revenue to us.

BECAUSE OUR SOFTWARE COULD INTERFERE WITH THE OPERATIONS OF OUR CUSTOMERS' OTHER SOFTWARE APPLICATIONS, WE MAY BE SUBJECT TO POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS BY THESE CUSTOMERS, WHICH MAY BE COSTLY AND MAY NOT BE ADEQUATELY COVERED BY INSURANCE.

     Our software is integrated with our customers' networks and software applications. The integration of our software may entail the risk of product liability or warranty claims based on disruption to these networks or applications. In addition, the failure of our software to perform to customer expectations could give rise to warranty claims against us. Any of these claims, even if without merit, could result in costly litigation or divert management's attention and resources. Although we carry general liability insurance, our current insurance coverage could be insufficient to protect us from all liability that may be imposed under these types of claims. A material product liability claim may seriously harm our results of operations.

IF OUR SOFTWARE DOES NOT CONTINUE TO OPERATE WITH A WIDE VARIETY OF HARDWARE, SOFTWARE AND OPERATING SYSTEMS USED BY OUR CUSTOMERS, OUR CUSTOMERS MAY BE RELUCTANT TO PURCHASE OUR SOFTWARE.

     We currently serve a customer base that uses a wide variety of constantly changing hardware, software applications and operating systems. Building control, process control and metering systems frequently reside on non-standard operating systems. Our enterprise energy management software needs to communicate with these non-standard systems to gain broad market acceptance. Our business depends on the following factors, among others:

     - our ability to integrate our software with new and existing hardware and software systems, including metering, building control, process control, and distributed generation systems;

     - our ability to anticipate and support new standards, especially Internet-based standards; and

     - our ability to integrate additional software modules under development with our existing software.

If we are unable to deal with any of these factors, our revenue could be harmed.

THE DEVELOPMENT OF NEW OPERATING SYSTEMS, THE EMERGENCE OF NEW NETWORK STANDARDS OR THE ADOPTION OF NEW PROGRAMMING LANGUAGES COULD CAUSE OUR SOFTWARE TO BECOME OBSOLETE OR REQUIRE US TO MODIFY OR DEVELOP NEW VERSIONS OF OUR SOFTWARE, WHICH COULD BE VERY COSTLY AND COULD HARM OUR ABILITY TO GROW OUR BUSINESS.

     Our software operates on Windows NT-based operating systems, and we do not currently plan to support our applications and server-based components on other operating systems. In addition, important features of our software are dependent upon various network standards used by our customers, and our software is predominately written in the C++ programming language. If new operating systems are developed, new network standards emerge or new programming languages are adopted, we may need to modify or develop new versions of our software, which could be quite costly. Our failure to modify our software in a timely or cost effective manner could limit our potential customer base or cause our software to become obsolete, which could harm our ability to grow our business and increase our revenue.

OUR REVENUE COULD BE HARMED BY RESISTANCE TO ADOPTING OUR SOFTWARE BY INTERNAL INFORMATION TECHNOLOGY DEPARTMENTS.

     Some businesses may have already made a substantial investment in other third-party or internally developed software designed to accomplish many of the same functions as our enterprise energy management software. These businesses may be reluctant to abandon their investments in favor of our software. In addition, information technology departments of potential customers may resist purchasing our software for a variety of other reasons, particularly the potential displacement of their historical role in creating and operating software and concerns that packaged software products are not sufficiently customizable for their enterprises. If the demand for our software does not grow for any of these reasons, our revenue may be harmed.

IF OUR ENTERPRISE ENERGY MANAGEMENT SOFTWARE FAILS TO ADAPT TO RAPID CHANGES IN THE ENERGY MARKET, THE SALES OF OUR EXISTING ENERGY MANAGEMENT SOFTWARE COULD DIMINISH, WHICH COULD SERIOUSLY HARM OUR REVENUE.

     The market for our energy management software is marked by rapid technological changes, frequent new software introductions, Internet-related technology enhancements, uncertain product life cycles, changes in customer demands, and evolving industry standards and regulations. We may not be able to successfully develop and market new software or software enhancements that comply with present or emerging technology standards. Also, any new regulation or technology standard could increase our cost of doing business.

     Software based on new technologies or new industry standards could render our existing software obsolete and unmarketable. To succeed, we may need to enhance our current software and develop new software on a timely basis to keep pace with developments related to the energy market and to satisfy the increasingly sophisticated requirements of our customers. Software addressing the procurement and management of energy assets is complex and can be expensive to develop, and new software and software enhancements can require long development and testing periods. Any delays in developing and releasing new or enhanced software could cause us to lose revenue opportunities and customers.

IF WE ARE UNABLE TO HIRE AND RETAIN TECHNICAL, SALES AND MARKETING AND OTHER PERSONNEL, OUR BUSINESS COULD BE HARMED.

     Our success also depends upon our ability to attract and retain additional highly qualified technical, sales and marketing and other personnel to support our growing operations. Competition for qualified employees is intense, particularly in the high technology industries. The process of locating and hiring personnel with the combination of skills and attributes required to carry out our strategy is time-consuming and costly. In addition, after this offering, our ability to attract and retain qualified personnel may be impaired because potential employees may perceive the value of our future stock option grants offered to them to be less valuable than stock option grants offered by other companies that are not yet public. Our inability to attract, train or retain the number of highly qualified engineering, sales, marketing, professional services, and customer support personnel that our business needs may seriously harm our business and results of operations.

WE HAVE HIRED SOME OF OUR EMPLOYEES FROM OUR CURRENT CUSTOMERS AND FROM SOME OF OUR COMPETITORS, WHICH COULD DAMAGE OUR CUSTOMER RELATIONSHIPS AND EXPOSE US TO POTENTIAL LITIGATION.

     There is a limited supply of skilled employees in our industry. We have hired some of our current employees from our customers and competitors. As a result, some of our current customers might begin to view us as competitors in the future, and one or more of our competitors could file lawsuits against us alleging the infringement of their trade secrets and other intellectual property. Although we do not believe that we have infringed upon the intellectual property of our competitors, such lawsuits could divert our attention and resources from our business operations.

LARGE-SCALE IMPLEMENTATIONS ARE IMPORTANT TO OUR FUTURE SUCCESS. IF OUR CUSTOMERS ARE NOT SATISFIED WITH THESE TYPES OF IMPLEMENTATIONS, OUR REPUTATION COULD SUFFER.

     If large-scale implementations of our software take substantially longer or cost substantially more than our customers anticipate, they may become dissatisfied with us and may be less likely to recommend our software to other potential customers. Further, if our customers cannot successfully deploy our software on a large scale, or if they determine for any reason that our software cannot accommodate large-scale deployment, our business could be seriously harmed.

OUR RECENT GROWTH HAS PLACED A SIGNIFICANT STRAIN ON OUR MANAGEMENT, SYSTEMS AND RESOURCES, AND WE MAY EXPERIENCE DIFFICULTIES MANAGING OUR EXPECTED GROWTH.

     We have experienced and are currently experiencing a period of significant growth. Our number of full-time employees increased from 67 in January 2000 to 201 as of March 31, 2001, and we anticipate further significant increases in the future. We could experience integration issues if we engage in future acquisitions. We expect that any future growth could cause increased strains on our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources. Additionally, as part of our growth, we will have to expand, train and manage our employee base and maintain close coordination within our organization. We believe that this successful coordination is critical to our ability to manage our operations effectively and support our anticipated future growth. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be harmed.

FUTURE CHANGES IN ACCOUNTING POLICIES OR STANDARDS, SPECIFICALLY CHANGES AFFECTING METHODS OF REVENUE RECOGNITION, COULD CAUSE ADVERSE UNEXPECTED REVENUE FLUCTUATIONS.

     Future changes in accounting policies, including those affecting revenue recognition, could require us to change our methods of revenue recognition. Such changes could cause deferral of revenue recognized in current periods to subsequent periods or acceleration of recognition of deferred revenue to current periods, each of which could cause shortfalls in meeting expectations of securities analysts and investors. Any such shortfalls could have an adverse impact on our stock price.

OUR SUCCESS DEPENDS IN PART UPON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY, BUT WE MAY NOT BE ABLE TO DO SO ADEQUATELY. AS A RESULT, WE MAY LOSE A VALUABLE ASSET OR INCUR COSTLY LITIGATION TO PROTECT OUR RIGHTS.

     Our success depends in large part upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret protection, confidentiality and nondisclosure agreements and licensing arrangements to establish and protect our intellectual property rights. We seek to avoid disclosure of our trade secrets through a number of means, including requiring those persons with access to our proprietary information to execute nondisclosure agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our software. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches. Any actions taken by us to enforce our intellectual property rights could result in significant expense to us as well as the diversion of management time and other resources.


     We currently have seven pending U.S. patent applications, one issued U.S. patent that expires in September 2018 and various foreign patent applications corresponding to the issued U.S. patent. There is no guarantee that patents will be issued with respect to our current or future patent applications. Any patents that are issued to us could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. Our intellectual property may not be adequate to provide us with a competitive advantage.


     Monitoring infringement and misappropriation of intellectual property can be difficult, and there is no guarantee that we would detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, we intend to license our products internationally, and the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

     We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. This enforcement would be expensive, could cause the diversion of our resources and may not prove successful. If we are unable to protect our intellectual property, we may lose a valuable asset.

IF WE BECOME SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, THESE CLAIMS COULD BE COSTLY AND TIME-CONSUMING TO DEFEND, DIVERT MANAGEMENT'S ATTENTION, CAUSE PRODUCT DELAYS AND HARM OUR REVENUE AND RESULTS OF OPERATIONS.

     There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. It is possible that in the future, third parties may claim that we or our current or potential future products infringe upon their intellectual property. We expect that software product developers and providers of Internet-based software will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. Any of these results could harm our business. Any claims, with or without merit, could be time consuming, result in costly litigation, divert management's attention, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

                         RISKS RELATED TO OUR INDUSTRY

WE FACE COMPETITION IN VARIOUS ASPECTS OF OUR ENTERPRISE ENERGY MANAGEMENT SOFTWARE. AS A RESULT, OUR CUSTOMERS MAY CHOOSE TO PURCHASE COMPETITORS' PRODUCTS AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO COMPETE EFFECTIVELY.

     A number of companies offer products that compete with various aspects of our enterprise energy management software.

     Therefore, we face competition in specific areas, such as:

     - meter data collection and presentment systems, with companies such as ABB Energy Interactive, Engage Networks and AEP/Datapult;

     - utility load curtailment systems, with companies such as Apogee Interactive; and

     - integrated bill analysis outsourcing, with companies such as Avista Advantage and Cadence Network.

     We also expect competition from other established and emerging companies. For example, we anticipate competition from the internal development efforts of control system vendors such as Honeywell International, meter hardware companies that bundle software with their products such as Power Measurement Limited, system integrators expanding into licensed software such as Perot Systems, and large enterprise software firms moving to extend their platform such as SAP AG.

     These and other current and potential competitors may have longer operational histories, greater resources, greater name recognition or a higher number of established customer relationships than we have. Many of these competitors also have extensive knowledge of our industry. Due to these factors, some of our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of technologies and products that are equivalent or superior to ours. If we are not able to compete effectively, our business could be seriously harmed.

IF OUR CUSTOMERS ARE NOT COMFORTABLE USING OUR SOFTWARE BECAUSE OF SECURITY CONCERNS RELATED TO THE TRANSMISSION OF DATA OVER THE INTERNET, OUR ABILITY TO SUSTAIN AND GROW OUR REVENUE WOULD BE LIMITED.

     Our software relies on the secure transmission of proprietary data over the Internet for some of its functionality. Well-publicized compromises of Internet security could have the effect of substantially reducing confidence in the Internet as a medium of data transmission. The information transmitted through the use of our software is highly important to our end users. For example, our software could allow remote users to control energy usage levels at various sites by allowing them to adjust the functioning of heating and cooling systems. As a result, our customers' concerns about Internet security, whether or not they are warranted, could be extremely harmful to our business. If a potential customer is concerned that an unauthorized user could gain access to the functionality of our software, that person might be less likely to license our software. Moreover, if a security breach involving our software actually occurs, such a breach could further reduce customers' confidence in our software and generate negative publicity about us. Any of these consequences could harm our business.

OUR PERFORMANCE WILL DEPEND ON THE CONTINUED GROWTH IN DEMAND FOR ENERGY TECHNOLOGY PRODUCTS AND SERVICES.

     Our future success depends heavily on the continued growth in demand for energy technology products and services, which is difficult to predict. If demand for energy technology products and services does not continue to grow or grows more slowly than expected, demand for our software will be reduced. Utilities, energy service providers and other businesses, such as commercial or industrial customers, may be slow to adapt to changes in the energy marketplace. This could result in less demand for our software than we currently expect. Although our software addresses both the regulated and deregulated markets, the market for energy technology software that addresses the deregulating energy industry is relatively new, and potential customers may wait for widespread adoption of products before making purchase commitments. Even if there is significant market acceptance of energy technology products and services for the energy industry, we may incur substantial expenses adapting our software to changing or emerging technologies. Any of these factors could seriously harm our business.

OUR SALES GROWTH, WHICH IN PART HAS BEEN AFFECTED BY THE RECENT ENERGY CRISIS IN THE UNITED STATES, MAY DECREASE AS THE EFFECTS OF THE ENERGY CRISIS ARE MITIGATED.

     In response to sharp energy price increases associated with the recent energy crisis in the United States, a number of energy providers and energy users have purchased our software to create new energy management programs or to improve existing ones. As the effects of the current energy crisis are mitigated over time, as a result of governmental, legislative and market responses to the energy crisis, such as increased supplies of energy and improved transmission infrastructure, the demand for our energy management solutions may decrease, and consequently our business could suffer.

WE MAY RECEIVE LOWER THAN EXPECTED REVENUE IF SOME OF OUR CUSTOMERS IN CALIFORNIA ARE UNABLE TO MEET THE CRITERIA FOR RECEIVING THE FULL AMOUNT OF THE FINANCIAL ASSISTANCE OFFERED UNDER THE CALIFORNIA ENERGY COMMISSION'S PEAK LOAD DEMAND REDUCTION PROGRAMS.


     We expect to receive a portion of our revenue from some companies in California who qualify for financial assistance offered under the California Energy Commission's peak load demand reduction programs. We may enter into arrangements with some of these companies, pursuant to which a portion of the payments would be contingent on the amount of financial assistance that they ultimately receive from the California Energy Commission. If these companies are unable to reduce their energy consumption sufficiently to meet the performance criteria under these programs, they will not receive the full amounts of the financial assistance, and we may not receive the full amounts of the expected payments. In addition, if these and similar programs in other parts of the United States are curtailed, potential customers may elect not to purchase our software.


THE GLOBAL ENERGY INDUSTRY IS SUBJECT TO EXTENSIVE AND VARIED GOVERNMENTAL REGULATIONS. AS A RESULT, OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP SOFTWARE THAT ADDRESSES NUMEROUS AND CHANGING REGULATORY REGIMES.

     Although the global energy industry is becoming increasingly deregulated, it is still subject to extensive and varied local, national and regional regulation. If we are unable to design and develop software and services that address these numerous and changing regulatory requirements or fail to alter our software rapidly enough, our customers or potential customers may not purchase our software.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE BECAUSE OF FACTORS BEYOND OUR CONTROL, AND YOU MAY LOSE ALL OR A PART OF YOUR INVESTMENT.

     Prior to this offering, there has been no public market for our common stock. After this offering, an active public market for our common stock may not develop or be sustained. If you purchase shares of common stock in this offering, you will pay an initial public offering price that was negotiated and determined with representatives of the underwriters based on several factors. This price may vary from the prevailing market price of our common stock after this offering for a number of reasons, many of which are beyond our control.

     In addition, the stock market in general and the stocks of technology companies in particular have been very volatile. This volatility may reduce the price of our common stock without regard to our operating performance. In particular, the market prices following initial public offerings in the past for stocks of technology companies often reached levels that bore no relation to the operating performance of these companies. Therefore, the market prices for technology stocks may not be sustainable and could vary widely. If our common stock trades to high levels following this offering, it could eventually experience a significant decline. As a result, you may be unable to sell your shares of common stock at or above the initial public offering price.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its stock. We may in the future be the target of similar litigation. Regardless of its outcome, securities litigation could result in substantial costs and divert management's attention and resources, which could harm our business and results of operations.

OUR DIRECTORS, EXECUTIVE OFFICERS AND MAJOR STOCKHOLDERS WILL RETAIN SIGNIFICANT CONTROL OVER OUR COMPANY AFTER THE OFFERING, WHICH COULD LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE.

     Following the completion of this offering, our directors, executive officers and holders of five percent or more of our outstanding common stock will beneficially own an aggregate of approximately 40.0% of our outstanding common stock. As a result, these stockholders may be able to exert significant control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may delay or prevent a third party from acquiring or merging with our company on terms that other stockholders may find favorable.

WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF SUCH CHANGE OF CONTROL WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our restated certificate of incorporation and bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

     - establishment of a classified board of directors requiring that only a minority of our directors is up for re-election in a year;

     - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without the approval of our board of directors. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

WE WILL HAVE BROAD DISCRETION TO USE PROCEEDS FROM THIS OFFERING AND MAY NOT USE SUCH PROCEEDS EFFECTIVELY.

     We have not committed the net proceeds of this offering to particular purposes. As a result, our management will have broad discretion in spending the proceeds from this offering and you must rely on the judgment of our management to apply the proceeds effectively. However, we may spend such proceeds in ways with which our stockholders may not agree and which may not realize the benefits that we expect.

OF OUR TOTAL OUTSTANDING SHARES FOLLOWING THIS OFFERING, 23,892,474 OR 81.2% ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

     After this offering, we will have outstanding 29,392,474 shares of common stock based on the number of shares outstanding at May 31, 2001. This includes the 5,500,000 shares we are selling in this offering, which may be resold in the public market immediately. The remaining 23,892,474 shares will become available for resale in the public market as shown in the chart below assuming that the conditions described under "Shares Eligible for Future Sale -- Lock-up Agreements" are satisfied.


      NUMBER OF
 RESTRICTED SHARES/
  % OF TOTAL SHARES
OUTSTANDING FOLLOWING
      OFFERING             DATE OF AVAILABILITY FOR RESALE INTO THE PUBLIC MARKET
---------------------      ------------------------------------------------------
   4,664,691/15.9%      120 days after the date of this prospectus due to early
                        release provisions under lock-up agreements these
                        stockholders have with the underwriters.
   4,667,197/15.9%      150 days after the date of this prospectus due to early
                        release provisions under lock-up agreements these
                        stockholders have with the underwriters.
  14,019,097/47.7%      180 days after the date of this prospectus due to the
                        expiration of the lock-up period.
     541,489/1.8%       At some point after 180 days from the date of this
                        prospectus, subject to vesting requirements and the
                        requirements of Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701.



     As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. For more detailed information, see "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology.


     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 5,500,000 shares of common stock we are offering will be approximately $44.6 million, or $51.5 million if the underwriters exercise their over-allotment option in full. We based our estimate of our net proceeds on an assumed initial public offering price of $9.00 per share and deducted the estimated underwriting discounts and commissions and offering expenses payable by us.

     The principal purposes of this offering are to:

     - increase our working capital;

     - create a public market for our common stock;

     - facilitate our future access to public equity markets; and

     - provide us with increased visibility and credibility.

     While we cannot predict with certainty how we will use the net proceeds of this offering and our cash on hand, we currently intend to use the net proceeds as follows:


     - approximately $20.0 million to fund our increased sales and marketing expenses, including international expansion expenses;


     - approximately $11.0 million for increased research and development expenses; and

     - approximately $6.0 million for general and administrative expenses.

     The remaining proceeds will be used for working capital purposes. The amounts we actually spend for the above purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under "Risk Factors". Therefore, we will have broad discretion in the way we use the net proceeds.

     Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, we currently have no commitments, agreements or understandings and are not involved in any negotiations to acquire any technology or business. We plan to invest the net proceeds, pending their use, in short-term, interest-bearing, investment grade securities, such as commercial paper, corporate notes, corporate bonds, United States government securities, and medium term notes.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2001:

     - on an actual basis;

     - on a pro forma basis after giving effect to the conversion of all outstanding shares of convertible preferred stock into 16,394,315 shares of common stock immediately prior to the closing of this offering; and

     - on a pro forma as adjusted basis to reflect the sale of 5,500,000 shares of common stock at an assumed initial public offering price of $9.00 per share in this offering, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

                                                                         MARCH 31, 2001
                                                              ------------------------------------
                                                                          (UNAUDITED)
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Long-term obligations, net of current portion...............  $    492    $    492      $    492
Redeemable convertible preferred stock, $0.001 par value per share; 16,394,328 shares authorized, 16,394,315 shares
  issued and outstanding, actual; 16,394,328 shares
  authorized, no shares issued or outstanding, pro forma;
  15,000,000 shares authorized, no shares issued or
  outstanding, pro forma as adjusted........................    47,612          --            --
Stockholders' equity (deficit):
  Common stock par value $0.001; 40,000,000 shares
     authorized, 8,218,295 shares issued and 7,501,628
     outstanding, actual; 40,000,000 shares authorized,
     24,612,610 shares issued and 23,895,943 outstanding,
     pro forma; 135,000,000 authorized, 29,395,943 shares
     issued and outstanding, pro forma as adjusted..........         8          25            30
  Additional paid-in-capital................................    13,336      60,931       105,561
  Deferred stock-based compensation.........................    (2,091)     (2,091)       (2,091)
  Accumulated deficit.......................................   (42,830)    (42,830)      (42,830)
  Notes receivable from officers............................    (1,053)     (1,053)       (1,053)
  Treasury stock, at cost, 716,667 shares...................    (1,001)     (1,001)       (1,001)
                                                              --------    --------      --------
     Total stockholders' equity (deficit)...................   (33,631)     13,981        58,616
                                                              --------    --------      --------
  Total capitalization......................................  $ 14,473    $ 14,473      $ 59,108
                                                              ========    ========      ========

     This table excludes the following shares:

     - 2,728,118 shares issuable upon exercise of options outstanding as of March 31, 2001 at a weighted average exercise price of $3.45 per share;

     - 398,863 shares issuable upon exercise of warrants outstanding as of March 31, 2001 at a weighted average exercise price of approximately $7.89 per share and 544,339 shares issuable upon exercise of a warrant outstanding as of March 31, 2001 with exercise prices of 85% of the fair market value of our common stock on the last day of each vesting period; and

     - a total of 1,234,394 additional shares available for issuance under our various stock plans as of March 31, 2001, excluding the annual increases in the number of shares authorized under our 1998 Incentive Stock Option Plan and our Employee Stock Purchase Plan.


     In addition, in June and July 2001, we sold a total of 506,664 shares of our common stock in a private placement for $7.50 per share.

                                    DILUTION

     The pro forma net tangible book value of our common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 16,394,315 shares of our common stock, on March 31, 2001 was $10.7 million, or approximately $0.45 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 5,500,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and offering expenses payable by us, our net tangible book value would have been approximately $55.3 million, or $1.88 per share. This represents an immediate increase in net tangible book value of $1.43 per share to existing stockholders and an immediate dilution in net tangible book value of $7.12 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution.

Assumed initial public offering price per share.............           $9.00
  Pro forma net tangible book value per share as of March
     31, 2001...............................................  $0.45
  Increase per share attributable to new investors..........   1.43
                                                              -----
As adjusted pro forma net tangible book value per share
  after the offering........................................            1.88
                                                                       -----
Dilution in pro forma net tangible book value per share to
  new investors.............................................           $7.12
                                                                       =====

     The following table sets forth, as of March 31, 2001, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $9.00 per share, calculated before deducting the estimated underwriting discounts and commissions and offering expenses.

                                         SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    -------------------        PRICE
                                         NUMBER      PERCENT     AMOUNT     PERCENT      PER SHARE
                                       ----------    -------    --------    -------    -------------
                                           (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE DATA)
Existing stockholders................  23,895,943       81%     $ 53,448       52%         $2.24
New investors........................   5,500,000       19        49,500       48           9.00
                                       ----------      ---      --------      ---
  Total..............................  29,395,943      100%     $102,948      100%
                                       ==========      ===      ========      ===

     The foregoing discussion and tables are based upon the number of shares actually issued and outstanding as of March 31, 2001 and assume no exercise of options or warrants outstanding as of March 31, 2001. As of that date, there were:

     - 2,728,118 shares issuable upon exercise of options outstanding at a weighted average exercise price of $3.45 per share;

     - 398,863 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of approximately $7.89 per share and 544,339 shares issuable upon exercise of a warrant outstanding as of March 31, 2001 with exercise prices of 85% of the fair market value of our common stock on the last day of each vesting period; and

     - a total of 1,234,394 additional shares available for issuance under our various stock plans as of March 31, 2001, excluding the annual increases in the number of shares authorized under our 1998 Incentive Stock Option Plan and our Employee Stock Purchase Plan.

     Assuming the exercise in full of all outstanding options and warrants (other than the warrant to purchase 544,339 shares mentioned above), our pro forma as adjusted net tangible book value as of March 31, 2001 would be $2.09 per share, representing an immediate increase in net tangible book value of $1.64 per share to our existing stockholders and an immediate decrease in net tangible book value of $6.91 per share to new investors purchasing shares of common stock in this offering.


     In addition, in June and July 2001, we sold a total of 506,664 shares of our common stock in a private placement for $7.50 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included in this prospectus as well as the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for each of the three years ended December 31, 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2000 and March 31, 2001 and the consolidated balance sheet data as of March 31, 2001 are derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1998 are derived from our audited consolidated financial statements not included in this prospectus. We have prepared the unaudited information on the same basis as the consolidated audited financial statements and have reflected all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of future results. The pro forma net loss per share information in the following table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the closing of this offering. Results for the three months ended March 31, 2001 should not be taken as an indication of our expected results for the full year.



                                                                                               THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                MARCH 31,
                                                       -----------------------------------   -----------------------
                                                         1998        1999          2000         2000         2001
                                                       --------   -----------   ----------   ----------   ----------
                                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue
  License............................................  $     --   $       250   $    3,836   $      335   $    3,251
  Services...........................................        19           270        2,312          315        1,063
                                                       --------   -----------   ----------   ----------   ----------
    Total revenue....................................        19           520        6,148          650        4,314
Cost of revenue
  License............................................        --            32          199           --           13
  Services...........................................         7           237        1,801          199        1,750
                                                       --------   -----------   ----------   ----------   ----------
    Total cost of revenue............................         7           269        2,000          199        1,763
                                                       --------   -----------   ----------   ----------   ----------
Gross profit.........................................        12           251        4,148          451        2,551
                                                       --------   -----------   ----------   ----------   ----------
Operating expenses
  Sales and marketing................................       253         2,577       16,520        2,129        4,577
  Research and development...........................       847         4,103       10,124        1,814        3,375
  General and administrative.........................       441           767        5,675          388        1,184
  Amortization of intangibles........................        --            --          368           --          194
                                                       --------   -----------   ----------   ----------   ----------
    Total operating expenses.........................     1,541         7,447       32,687        4,331        9,330
                                                       --------   -----------   ----------   ----------   ----------
Loss from operations.................................    (1,529)       (7,196)     (28,539)      (3,880)      (6,779)
Interest income......................................        56           192        1,068          103          267
Interest expense.....................................        --           (10)        (291)         (23)         (33)
Other expenses.......................................        --            --          (20)          (3)         (16)
                                                       --------   -----------   ----------   ----------   ----------
Net loss.............................................    (1,473)       (7,014)     (27,782)      (3,803)      (6,561)
                                                       ========   ===========   ==========   ==========   ==========
Redeemable convertible preferred stock accruing
  dividends..........................................       (75)         (568)      (2,366)        (343)        (812)
                                                       --------   -----------   ----------   ----------   ----------
Net loss attributable to common stockholders.........  $ (1,548)  $    (7,582)  $  (30,148)  $   (4,146)  $   (7,373)
                                                       ========   ===========   ==========   ==========   ==========
Basic and diluted net loss per share.................  $  (1.62)  $     (3.09)  $    (6.38)  $    (0.97)  $    (1.11)
                                                       ========   ===========   ==========   ==========   ==========
Shares used in calculating basic and diluted net loss
  per share..........................................   953,000     2,453,000    4,723,000    4,296,000    6,613,000
                                                       ========   ===========   ==========   ==========   ==========
Pro forma basic and diluted net loss per share
  (unaudited)........................................                           $    (1.56)               $    (0.32)
                                                                                ==========                ==========
Shares used in calculating pro forma basic and
  diluted net loss per share (unaudited).............                           19,371,000                23,007,000
                                                                                ==========                ==========

                                                                         DECEMBER 31,
                                                              -----------------------------------     MARCH 31,
                                                               1998          1999          2000         2001
                                                              -------    ------------    --------    -----------
                                                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments........  $ 3,260      $11,082       $ 20,643     $ 12,601
Working capital.............................................    3,097       10,391         12,653        6,453
Total assets................................................    3,396       12,578         33,784       27,212
Long-term obligations, net of current portion...............       --           98            652          492
Redeemable convertible preferred stock......................    4,681       19,510         46,800       47,612
Total stockholders' deficit.................................   (1,481)      (8,302)       (26,822)     (33,631)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with the "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We develop and sell enterprise energy management software solutions that enable interaction between energy providers and users in order to reduce energy usage, lower energy costs and optimize energy procurement processes. Silicon Energy Corp. was founded in December 1997 and began significant operations in January 1998. From January 1998 to March 1999, we were primarily engaged in research, product development and infrastructure building activities. We first recorded revenue in the third quarter of 1998 and began recognizing material revenue in the second quarter of 1999.

     We market and sell our software through our direct sales force and our value-added resellers. Through March 31, 2001, we had not recognized any revenue from these reseller arrangements.

  Sources of Revenue and Revenue Recognition

     We derive our revenue from the sale of our software licenses and services. Our software licenses are sold on a perpetual, term or subscription basis. Our services revenue is derived from professional services, maintenance, Internet, and integrated bill analysis services. Software license revenue comprised 62% of our total revenue for the year ended December 31, 2000 and 75% of our total revenue for the three months ended March 31, 2001. Services revenue comprised 38% of our total revenue for the year ended December 31, 2000 and 25% of our total revenue for the three months ended March 31, 2001.

     Our license agreements provide for customers to pay software license fees in amounts that depend upon the number of data points, number and type of software modules and number and complexity of software gateways purchased by the customer. A data point is defined as a unique data field or time-series of values representing actual data derived from an external source or data derived from performing computations. A software gateway allows the collection of real-time data from legacy systems, such as building control, process control and metering systems, and provides one-way or two-way data flow.

     Professional services revenue is derived from integration and installation of our software and includes training and consulting services. Our professional services contracts are priced based on time and materials. Maintenance service revenue is derived from maintenance agreements sold with the software licenses for a one-year renewable annual period equal to a percentage of the software license fee. The maintenance agreement provides for system support, which includes corrections, updates and telephone assistance.

     We also offer our customers Internet and integrated bill analysis services. Internet services include hosting, content and transaction-based services. Hosting services outsource the operation of hardware monitoring, software support and system administration tasks. Content services include hourly weather content and energy rates. Our integrated bill analysis service is an outsourced bill processing solution that compiles data from energy bills from disparate locations, pays the bills and provides customers with a simplified analysis of complex energy information. In the future, we expect to generate additional fees on a transaction basis for the use of some of our applications, such as Curtailment Manager, which allows energy providers to manage load reduction programs. Internet and integrated bill analysis services are subscription-based services.


     We have entered into several reseller arrangements through which resellers expect to sell our software licenses to third parties. We expect to begin recognizing limited revenue from reseller arrangements in the second quarter of 2001. In addition, we opened a direct sales office in the United Kingdom during the third quarter of 2000. For the 12 months ended December 31, 2000 and the three months ended

March 31, 2001, we recognized international revenue of $749,000 and $1.9 million, respectively. We believe that international sales will be an important source of revenue in the future.

     We recognize revenue when all of the following conditions are met:

     - there is persuasive evidence of an arrangement;

     - we have delivered the product and services essential to its functionality to the customer;

     - collection of the fees is reasonably assured; and

     - the amount of the fee to be paid by the customer is fixed or determinable.

     Our software typically requires installation and significant implementation essential to its functionality. For the 12 months ended December 31, 1999, all of our revenue was recognized under the completed contract method, which allowed us to recognize revenue under a contract only when the contract was completed or substantially completed. For the 12 months ended December 31, 2000, approximately 39% of our revenue was recognized under percentage-of-completion accounting, which allows us to recognize a percentage of the revenue under a contract based on the labor hours incurred compared to total estimated labor hours for the full implementation, as well as on contract milestones completed. Approximately 21% of our revenue was recognized under completed contract accounting. The remainder was recognized as services were delivered or ratably over the term of the agreement. On contracts for which reliable estimates cannot be made by management with respect to the extent of installation and implementation services required for full functionality, the license and service revenue, excluding the maintenance element, is recognized on the completed contract method.

     Revenue from professional, maintenance, Internet, and integrated bill analysis services is recognized ratably over the term of the agreement or as services are performed.

     Deferred revenue includes billings in excess of project revenues earned, amounts payable on behalf of and billed to customers, and cash received and other amounts billed in advance for services to be performed. Our deferred revenue was $5.3 million at December 31, 2000 and $6.0 million at March 31, 2001. Under the terms of most of our standard contracts, we invoice advanced payments from customers under software sales agreements and under professional service engagements.


  Cost of Revenue and Operating Expenses


     Our cost of license revenue includes expenses incurred to manufacture, package and distribute software products and related documentation. Our cost of services revenue includes salaries and related expenses for professional, maintenance and integrated bill analysis services, as well as amounts paid to third parties in connection with the provision of our Internet services. Our operating expenses are classified into four general categories: sales and marketing, research and development, general and administrative, and amortization of intangibles. We allocate the costs for overhead and facilities to each of the functional areas that use the overhead and facilities services based on headcount. These allocated charges include facilities rent for corporate offices, communication charges and payroll and benefits related costs.

     We expect our cost of services revenue to increase as a result of the continued expansion of our services organization. Since services revenue has substantially lower margins than license revenue, this expansion would reduce our gross margins if our license revenue were not to increase at similar or higher rates. We expect cost of services revenue as a percentage of services revenue to vary from period to period depending on the mix of services we provide, the overall utilization rates of our services staff, and the amount of services revenue recognized.

     Costs related to the research and development of new software products and enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized. To date, we have not capitalized any development costs related to software because the time period between technological feasibility and general release of the software has not been significant and related costs incurred during that time period have not been material. Since inception, we have incurred substantial research and development costs and have invested heavily in the expansion of our sales and marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. Our full-time employees increased from three as of December 31, 1997 to 201 as of March 31, 2001. As a result of these investments, we have incurred net losses in each quarter since inception. As of March 31, 2001, we had an accumulated deficit of $42.8 million. We anticipate that our operating expenses will continue to increase for the foreseeable future as we expand our software development and sales and marketing efforts. In addition, we expect to incur additional expenses associated with being a public company. Accordingly, we expect to incur net losses for the foreseeable future.

     In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

  Equity Transactions with Our Customers

     From time to time in the past, we sold equity at prices that have been deemed to have been below the fair value at the time of the issuances to customers with whom we also had revenue-generating arrangements. These sales resulted in non-cash offsets to revenue, and in one case where a marketing arrangement existed and the offsets exceeded the revenue from the customer, the difference was recorded as a non-cash sales and marketing expense. While the revenue offsets for most of these arrangements have already been reflected in our historical financial statements, the arrangements described below could have a material impact in future periods.

     During 2000, we sold common stock to GE Capital Equity Investment at a price that has been deemed to have been below the fair value at the date of issuance. We also entered into arrangements with GE and its affiliates that have generated revenue for us and may generate additional revenue over the next several months. As a result, we may be unable to recognize as revenue up to $964,000 we may receive from GE or its affiliates. While we expect to recognize the majority of the $964,000 as non-cash offsets to the gross revenue generated under these arrangements by March 2002, the timing of when we recognize these revenue offsets will depend on when GE and its affiliates generate revenue for us, which we cannot predict.

     We have also entered into an agreement with ABB under which we issued a warrant to purchase up to 650,000 shares of our common stock. ABB exercised the vested portion of the warrant in September 2000 to purchase 105,661 shares of our common stock. The remaining shares under the warrant vest based on the amount of revenue generated directly or indirectly by ABB or its affiliates during the 12-month periods ending on December 31, 2001 and 2002. The exercise price for the warrant is 85% of the market price of our common stock on the last day of each vesting period. At each vesting date, we will determine the fair value of the warrants earned during the period. The resulting amount will be recorded as a non-cash offset to the revenue generated by ABB or its affiliates. To the extent the fair value of the warrant exceeds the revenue generated, the excess amount will be recorded as a marketing expense.


  Stock-Based Compensation



     In connection with the grant of certain stock options to employees, we recorded deferred stock-based compensation of approximately $5.8 million, representing the difference between the deemed fair value of the common stock for accounting purposes and the stock option exercise price of these stock options at the measurement date, which is typically the date of grant. This amount is presented as a reduction of stockholders' equity and will be amortized within the relevant statement of operations line item as a non-cash charge over the vesting period of the applicable stock options, which is generally four years, in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. For the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001, we recorded amortization of deferred stock-based compensation of $52,000, $730,000, $2.4 million and $502,000, respectively. At March 31, 2001, approximately $2.1 million of deferred stock-based compensation remained to be amortized, which we expect to amortize as follows:

                                                              EXPECTED AMORTIZATION OF
                                                                 STOCK COMPENSATION
                                                              ------------------------
                                                                   (IN THOUSANDS)
Nine-month period ending December 31, 2001..................           $1,065
Year ending December 31, 2002...............................              753
Year ending December 31, 2003...............................              258
Year ending December 31, 2004...............................               15

These amounts are subject to change due to forfeitures and additional grants of stock options.

     During the period from April 1, 2001 to June 8, 2001, we granted options to purchase an additional 263,673 shares of our common stock to employees at prices below the deemed fair value. We expect that these stock option grants will give rise to an estimated additional stock-based charge of $800,000 to be recognized over the vesting period of the stock options.

  Income Taxes

     As of December 31, 2000, we provided a full valuation allowance against our net deferred tax asset of $11.6 million, consisting primarily of net operating loss carryforwards of $29.1 million and $18.4 million for federal and state tax purposes, respectively. We have incurred losses from inception through March 31, 2001 and believe, based upon the history of such losses and other factors, that the weight of available evidence indicates that we may not be able to realize our deferred tax asset in the foreseeable future. See Note 5 of Notes to Consolidated Financial Statements.

  Goodwill and Other Intangibles Related to Acquisitions

     Goodwill consists of the excess of the purchase price paid over identified intangible and tangible net assets of acquired companies.

     In May 2000, we acquired Energy Concepts, Inc., an energy bill management company, for $450,000 in cash, the assumption of debt of $123,000 and acquisition costs of $71,000. In June 2000, we acquired SRC Systems Inc., a provider of energy analysis software applications and services, for 150,000 shares of our common stock and warrants to purchase 50,000 shares of our common stock, with an estimated aggregate fair value of $1.1 million, the assumption of debt of $800,000, and acquisition costs of $79,000. In October 2000, we acquired EPS Solutions Incorporated, a provider of utility rates software and services, for 35,000 shares of our common stock with an estimated fair value of $280,000, the assumption of debt and liabilities of $1.1 million, and acquisition costs of $171,000. These acquisitions were accounted for under the purchase method of accounting. The results of operations of these companies are included in the consolidated results of operations for periods subsequent to their respective acquisition dates.

     We recorded $3.9 million of goodwill and other identifiable intangible assets in connection with these acquisitions, which are being amortized over a three- to five-year period. We anticipate that the quarterly amortization expense will be approximately $194,000 in future periods. We do not expect these acquisitions to have a significant impact on our revenues or cost of operations in the near term.

RESULTS OF OPERATIONS


     The following table sets forth financial data for the period indicated (in thousands):

                                                                            THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ------------------------------    ------------------
                                           1998       1999        2000       2000       2001
                                          -------    -------    --------    -------    -------
                                                                               (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenue
  License...............................  $    --    $   250    $  3,836    $   335    $ 3,251
  Services..............................       19        270       2,312        315      1,063
                                          -------    -------    --------    -------    -------
     Total revenue......................       19        520       6,148        650      4,314
                                          -------    -------    --------    -------    -------
Cost of revenue
  License...............................       --         32         199         --         13
  Services..............................        7        237       1,801        199      1,750
                                          -------    -------    --------    -------    -------
     Total cost of revenue..............        7        269       2,000        199      1,763
                                          -------    -------    --------    -------    -------
Gross profit............................       12        251       4,148        451      2,551
                                          -------    -------    --------    -------    -------
Operating expenses
  Sales and marketing...................      253      2,577      16,520      2,129      4,577
  Research and development..............      847      4,103      10,124      1,814      3,375
  General and administrative............      441        767       5,675        388      1,184
  Amortization of intangibles...........       --         --         368         --        194
                                          -------    -------    --------    -------    -------
     Total operating expenses...........    1,541      7,447      32,687      4,331      9,330
                                          -------    -------    --------    -------    -------
Loss from operations....................   (1,529)    (7,196)    (28,539)    (3,880)    (6,779)
Interest income.........................       56        192       1,068        103        267
Interest expense........................       --        (10)       (291)       (23)       (33)
Other expenses..........................       --         --         (20)        (3)       (16)
                                          -------    -------    --------    -------    -------
Net loss................................  $(1,473)   $(7,014)   $(27,782)   $(3,803)   $(6,561)
                                          =======    =======    ========    =======    =======

     The following table sets forth financial data as a percentage of total revenue for the periods indicated.

                                                                             THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                MARCH 31,
                                     ----------------------------------      ------------------
                                       1998          1999         2000        2000        2001
                                     --------      --------      ------      ------      ------
                                                                                (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenue
  License..........................        --%           48%         62%         52%         75%
  Services.........................       100            52          38          48          25
                                     --------      --------      ------      ------      ------
     Total revenue.................       100           100         100         100         100
                                     --------      --------      ------      ------      ------
Cost of revenue
  License..........................        --             6           3          --          --
  Services.........................        37            46          30          31          41
                                     --------      --------      ------      ------      ------
     Total cost of revenue.........        37            52          33          31          41
                                     --------      --------      ------      ------      ------
Gross profit.......................        63            48          67          69          59
                                     --------      --------      ------      ------      ------
Operating expenses
  Sales and marketing..............     1,331           496         269         327         106
  Research and development.........     4,458           789         164         279          78
  General and administrative.......     2,321           147          92          60          27
  Amortization of intangibles......        --            --           6          --           5
                                     --------      --------      ------      ------      ------
     Total operating expenses......     8,110         1,432         531         666         216
                                     --------      --------      ------      ------      ------
Loss from operations...............    (8,047)       (1,384)       (464)       (597)       (157)
Interest income....................       295            37          17          16           6
Interest expense...................        --            (2)         (5)         (4)         (1)
Other expenses.....................        --            --          --          --          --
                                     --------      --------      ------      ------      ------
Net loss...........................    (7,752)%      (1,349)%      (452)%      (585)%      (152)%
                                     ========      ========      ======      ======      ======

THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 2001

  Revenue


     Total revenue increased 564% from $650,000 for the three months ended March 31, 2000 to $4.3 million for the three months ended March 31, 2001. The increase in our revenue was due to additional sales generated as a result of the investment we made in our sales and marketing organizations and an increase in sales to existing customers. The revenue was comprised of sales of software licenses and related fees from our professional, maintenance, Internet, and integrated bill analysis services. License revenue was $335,000, or 52% of total revenue, for the first three months of 2000 and $3.3 million, or 75% of total revenue, for the first three months of 2001. Service revenue was $315,000, or 48% of total revenue, for the three months ended March 31, 2000 and $1.1 million, or 25% of total revenue, for the three months ended March 31, 2001. For the three months ended March 31, 2000, three customers accounted for 34%, 19% and 15% of total revenue. For the three months ended March 31, 2001, three customers accounted for 33%, 18% and 10% of total revenue. No other customer accounted for more than 10% of our total revenue for the three months ended March 31, 2000 and March 31, 2001.


  Cost of Revenue

     Cost of revenue was $199,000 for the three months ended March 31, 2000 and $1.8 million for the three months ended March 31, 2001. This increase was attributable to additional headcount and headcount-related expenses to support the increase in implementation project volume.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses consist of compensation and related costs of sales and marketing personnel, commissions, and promotional expenditures, including public relations, advertising, trade shows, and marketing collateral materials. Sales and marketing expenses increased from $2.1 million for the three months ended March 31, 2000 to $4.6 million for the three months ended March 31, 2001. Approximately 41% of the increase in sales and marketing expenses was due to payroll and benefits related expenses, recruiting fees and travel expenses. An additional 38% of the increase in sales and marketing expenses was due to increased commissions directly related to increased revenue. The remaining increase related to increased spending for marketing activities, including trade shows, advertising and other promotional expenses, training and equipment costs. We anticipate that our sales and marketing expenses will continue to increase in absolute dollar amounts in future periods as we continue to expand our sales and marketing efforts, but may fluctuate as a percentage of total revenue from period to period.

     Research and Development. Research and development expenses consist of compensation and related costs for research and development personnel, and contractors. Research and development expenses increased from $1.8 million for the three months ended March 31, 2000 to $3.4 million for the three months ended March 31, 2001. Substantially all of the increase in research and development expenses was related to increased compensation costs, due to increases in the number of software engineers and other technical staff and third-party software license fees. We believe that continued investment in research and development is critical to our strategic objectives, and we expect that the absolute dollar amounts of research and development expenses will increase in future periods, but may fluctuate as a percentage of revenue from period to period.

     General and Administrative. General and administrative expenses consist of compensation and related costs for administrative personnel, third-party professional services, and other general corporate expenses. General and administrative expenses increased from $388,000 for the three months ended March 31, 2000 to $1.2 million for the three months ended March 31, 2001. The increase was primarily due to the addition of executive, finance and administrative personnel, additional third-party professional expenses, and the recognition of expenses related to an earlier attempt to complete an initial public offering. We expect general and administrative expenses to continue to increase in absolute dollar amounts as we add personnel to support our expanding operations, incur additional costs related to the growth of our business, and assume the reporting requirements of a public company. These expenses, however, may fluctuate as a percentage of revenue from period to period.

     Amortization of Intangibles. For the three months ended March 31, 2001, we recorded $194,000 of amortization related to acquisitions completed in 2000.

  Interest and Other Income, Net

     Interest and other income, net consists of interest earned on cash and cash equivalents and short-term investments, offset primarily by interest expense related to our credit facility. Interest income, net was $77,000 for the three months ended March 31, 2000 and $218,000 for the three months ended March 31, 2001.

YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 2000

  Revenue


     Total revenue was $520,000 in 1999 and $6.1 million in 2000. License revenue was $250,000, or 48% of total revenue, in 1999 and $3.8 million, or 62% of total revenue, in 2000. Service revenue was $270,000, or 52% of total revenue, in 1999 and $2.3 million, or 38% of total revenue, in 2000. The increases in our revenue were due to additional sales generated as a result of investment in our sales and marketing organizations, an increase in sales to existing customers and the introduction of new products. Five customers in 1999 accounted for 28%, 21%, 20%, 17%, and 13% of our revenue. One customer in 2000 accounted for 11% of our revenue. No other customer accounted for more than 10% of our total revenue in 1999 or 2000.

  Cost of Revenue

     Cost of revenue was $269,000 in 1999 and $2.0 million in 2000. The increase was primarily due to increases in cost of services revenue which resulted from the hiring of additional employees necessary to provide implementation services, technical support, training, and managerial infrastructure to support the increase in the number of customers. The remainder of the increase resulted from travel and entertainment expenses associated with the increased implementation project volume. Cost of license revenue, as a percentage of cost of revenue, was 12% in 1999 and 10% in 2000. Cost of services revenue, as a percentage of cost of revenue, was 88% in 1999 and 90% in 2000.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased from $2.6 million in 1999 to $16.5 million in 2000. Approximately 54% of the increase was attributed to the hiring of additional sales and marketing personnel and the associated headcount-related expenses. Approximately 17% of the increase was due to increased commissions related to higher revenues, and approximately 12% of the increase was attributable to increased marketing and promotional activities, including advertising, trade shows, and other promotional material.

     Research and Development. Research and development expenses increased from $4.1 million in 1999 to $10.1 million in 2000. Approximately 60% of this increase was attributable to the hiring of additional software engineers and other technical staff, and the associated headcount-related expenses. Additionally, approximately 18% of the increase was due to increased usage of third-party consultants, and approximately 11% of the increase was due to licensing fees for third-party software.

     General and Administrative. General and administrative expenses increased from $767,000 in 1999 to $5.7 million in 2000. Approximately 45% of the increase was due to expenses related to an earlier attempt to complete an initial public offering. Additionally, approximately 20% of the increase was attributed to the addition of executive, finance, and administrative personnel, and the associated headcount-related expenses. Approximately 20% of the increase was related to the increased usage of third-party professional services. In addition, approximately 4% of the increase was attributable to an increase in our allowance for doubtful accounts.

     Amortization of Intangibles. In 2000, we acquired substantially all of the assets and liabilities of three companies. We recorded $368,000 of amortization related to these acquisitions.

  Interest and Other Income, Net

     Interest and other income, net was $182,000 for the year ended December 31, 1999 and $757,000 for the year ended December 31, 2000. The increase in interest income is primarily related to higher average cash balances resulting from the sale of Series D Preferred Stock in June and July 2000.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999

  Revenue

     Our total revenue was $19,000 in 1998 and $520,000 in 1999, and was comprised of sales of software products and related services fees from our professional, maintenance and Internet services. License revenue was zero in 1998 and $250,000, or 48% of total revenue, in 1999. Services revenue was $19,000, or 100%, of total revenue in 1998 and $270,000, or 52%, of total revenue in 1999. The increase in our revenue was due to additional sales generated as a result of the investment we made in our sales and marketing organizations, an increase in sales to existing customers and the introduction of new products. One customer accounted for 100% of our total revenue in 1998. Five customers accounted for 28%, 21%, 20%, 17%, and 13% of our total revenue in 1999.

  Cost of Revenue

     Cost of revenue was $7,000 in 1998 and $269,000 in 1999. The increase in our cost of revenue was primarily due to the increase in cost of services revenue, which resulted from the hiring of additional employees necessary to provide technical support, training and consulting. Cost of services revenue, as a percentage of cost of revenue, was 100% in 1998 and 88% in 1999. Cost of license revenue, as a percentage of cost of revenue, was zero percent in 1998 and 12% in 1999. The increase in cost of services revenue each year resulted primarily from the hiring of additional employees.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased from $253,000 in 1998 to $2.6 million in 1999. The increase in sales and marketing expenses resulted primarily from building a direct sales force and investing in sales and marketing infrastructure. Approximately 80% of the increase was due to personnel-related expenses, recruiting fees and travel expenses. An additional 10% of the increase related to increased spending for marketing activities, including trade shows, advertising and other promotional expenses. The remaining increase was attributable to related facility and equipment costs.

     Research and Development. Research and development expenses increased from $847,000 in 1998 to $4.1 million in 1999. Almost all of the increase in research and development expenses was related to an increase in the number of software engineers and other technical staff supporting the development and testing, quality assurance and documentation of new products.

     General and Administrative. General and administrative expenses increased from $441,000 in 1998 to $767,000 in 1999. The increase was primarily due to the addition of administrative and financial personnel and third-party professional expenses.

  Interest Income, Net

     We had interest income, net of $56,000 in 1998 and $182,000 in 1999. The increase in interest income, net in 1999 was primarily due to interest earned from higher cash balances on hand as a result of sales of preferred stock in October 1999.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following tables set forth, for the periods presented, unaudited quarterly financial results for the six quarters ended March 31, 2001 and those results expressed as a percentage of total revenue for each quarter. The statements of operations data has been derived from our quarterly unaudited financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. You should not draw any conclusions about our future results from the results of operations for any quarter, as quarterly results are not indicative of the results for a full fiscal year or any other period.

                                                                                   QUARTER ENDED
                                                   ------------------------------------------------------------------------------
                                                   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                                       1999         2000        2000         2000            2000         2001
                                                   ------------   ---------   --------   -------------   ------------   ---------
                                                                                   (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenue
  License........................................    $   205       $   335    $   803       $   919        $  1,779     $  3,251
  Services.......................................        206           315        534           563             900        1,063
                                                     -------       -------    -------       -------        --------     --------
    Total revenue................................        411           650      1,337         1,482           2,679        4,314
                                                     -------       -------    -------       -------        --------     --------
Cost of revenue
  License........................................         22            --          9            29             161           13
  Services.......................................        211           199        393           598             611        1,750
                                                     -------       -------    -------       -------        --------     --------
    Total cost of revenue........................        233           199        402           627             772        1,763
                                                     -------       -------    -------       -------        --------     --------
Gross profit.....................................        178           451        935           855           1,907        2,551
                                                     -------       -------    -------       -------        --------     --------
Operating expenses
  Sales and marketing............................      1,230         2,129      3,847         4,122           6,422        4,577
  Research and development.......................      1,498         1,814      2,399         2,549           3,362        3,375
  General and administrative.....................        370           388        938         1,028           3,321        1,184
  Amortization of intangibles....................         --            --         50           124             194          194
                                                     -------       -------    -------       -------        --------     --------
    Total operating expenses.....................      3,098         4,331      7,234         7,823          13,299        9,330
                                                     -------       -------    -------       -------        --------     --------
Loss from operations.............................     (2,920)       (3,880)    (6,299)       (6,968)        (11,392)      (6,779)
Interest income..................................        147           103         95           360             510          267
Interest expense.................................        (10)          (23)      (165)          (25)            (78)         (33)
Other expenses...................................         --            (3)        (5)          (10)             (2)         (16)
                                                     -------       -------    -------       -------        --------     --------
Net loss.........................................    $(2,783)      $(3,803)   $(6,374)      $(6,643)       $(10,962)    $ (6,561)
                                                     =======       =======    =======       =======        ========     ========

                                                                                   QUARTER ENDED
                                                   ------------------------------------------------------------------------------
                                                   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                                       1999         2000        2000         2000            2000         2001
                                                   ------------   ---------   --------   -------------   ------------   ---------
STATEMENTS OF OPERATIONS DATA:
Revenue
  License........................................        50%          52%         60%          62%             66%          75%
  Services.......................................        50           48          40           38              34           25
                                                       ----         ----        ----         ----            ----         ----
    Total revenue................................       100          100         100          100             100          100
                                                       ----         ----        ----         ----            ----         ----
Cost of revenue
  License........................................         6           --           1            2               6           --
  Services.......................................        51           31          29           40              23           41
                                                       ----         ----        ----         ----            ----         ----
    Total cost of revenue........................        57           31          30           42              29           41
                                                       ----         ----        ----         ----            ----         ----
Gross profit.....................................        43           69          70           58              71           59
                                                       ----         ----        ----         ----            ----         ----
Operating expenses
  Sales and marketing............................       299          328         288          278             240          106
  Research and development.......................       364          278         179          172             125           78
  General and administrative.....................        90           60          70           69             124           27
  Amortization of intangibles....................        --           --           4            9               7            5
                                                       ----         ----        ----         ----            ----         ----
    Total operating expenses.....................       753          666         541          528             496          216
                                                       ----         ----        ----         ----            ----         ----
Loss from operations.............................      (710)        (597)       (471)        (470)           (425)        (157)
Interest income..................................        35           16           7           24              19           (6)
Interest expense.................................        (2)          (4)        (12)          (1)             (3)          (1)
Other expenses...................................        --           --          --           (1)             --           --
                                                       ----         ----        ----         ----            ----         ----
Net loss.........................................      (677)%       (585)%      (476)%       (448)%          (409)%       (152)%
                                                       ====         ====        ====         ====            ====         ====

     Our quarterly license revenue and service revenue grew steadily from the quarter ended December 31, 1999 through the quarter ended March 31, 2001. Revenue increased as a result of our increased investment in our sales and marketing efforts, an increase in sales to existing customers and the introduction of new products. Our quarterly cost of revenue grew steadily from the quarter ended March 31, 2000 through the quarter ended March 31, 2001. Cost of revenues increased in a manner consistent with higher revenue as we continued to build the professional services team to support the growth in installation and implementation projects. Total operating expenses increased in each quarter primarily due to increased expenses associated with our expanding infrastructure, including the expansion of the direct sales force, increased spending on research and development to support new software introductions and quality assurance testing, and an increase in general and administrative expenses to manage our expanding operations.

     Although we have a limited operating history, we believe that quarterly operating results may experience seasonal fluctuations in the future. For example, as we expand into international markets, sales may decline during summer months, particularly in European markets. Sales may also be lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations to date primarily through private placements of equity securities and, to a lesser extent, revenue and equipment lines of credit. Through March 31, 2001, we have raised a total of $49.9 million through equity financing.

     Net cash used in operating activities totaled $1.2 million in 1998 and was attributable primarily to a net loss of $1.4 million before stock-based compensation charges of $52,000. In 1999, cash used in operating activities was $6.1 million and was primarily attributable to a net loss of $6.3 million before stock-based compensation charges of $730,000. In 2000, cash used in operating activities was $16.5 million and was attributable to a net loss of $25.3 million before stock-based compensation charges of $2.4 million, primarily offset by increases in accrued liabilities and deferred revenues related to advance payments on license agreements. For the three months ended March 31, 2001, net cash used in operating activities totaled $7.1 million and was attributable to a net loss of $6.1 million before stock-based compensation charges of $502,000 and a decrease in accounts payable.

     Net cash used in investing activities totaled $113,000 in 1998 and $4.0 million in 1999. In 2000, net cash used in investing activities totaled $15.8 million. The increases in each period resulted primarily from the purchase of property and equipment to support our growth and short-term investments. For the three months ended March 31, 2001, net cash provided by investing activities totaled $8.2 million and was a result of the proceeds from the sales of short-term investments.

     Net cash provided by financing activities totaled $4.6 million in 1998, $14.7 million in 1999 and $29.7 million in 2000. For the three months ended March 31, 2001, net cash used in financing activities totaled $147,000. The increase from 1998 to 2000 resulted primarily from the net proceeds from the sale of our equity securities and to a lesser extent, equipment lease-line borrowings. The net cash used during the three months ended March 31, 2001 was a result of capital lease obligation and repayment of bank borrowings.

     As of March 31, 2001, our principal sources of liquidity included $12.6 million of cash and cash-equivalents and short-term investments. Capital expenditures, including those under capital leases, were $113,000 in 1998, $792,000 in 1999, $2.8 million in 2000 and $688,000 for the three months ended March 31, 2001. Our capital expenditures consist primarily of purchases of computer equipment and software, furniture and fixtures and leasehold improvements. We anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

     At March 31, 2001, we had $908,000 outstanding under an equipment line of credit. The amount outstanding is secured by our assets. The equipment line matures in November 2002 and calls for monthly principal payments of approximately $43,000 plus interest at a rate of 0.75% per annum in excess of the prime rate, which was 9.25% at March 31, 2001.

     As of March 31, 2001, our principal commitment consisted of obligations under our operating and capital leases. Future lease commitments for our office facilities and equipment are $1.3 million in 2001, $1.3 million in 2002, $1.3 million in 2003, $1.2 million in 2004, $561,000 in 2005, and $218,000 thereafter.

     In June and July 2000, we sold 3,481,468 and 222,222 shares, respectively, of Series D preferred stock at a price of $6.75 per share for an aggregate purchase price of $25.0 million in a private placement. In June 2000, we also sold 825,000 shares of common stock at a price of $4.00 per share for an aggregate purchase price of $3.3 million in a private placement. In June 2001, we entered into irrevocable agreements to sell 506,664 shares of our common stock to six investors for an aggregate purchase price of $3.8 million in a private placement. We believe that the net proceeds from these offerings, combined with current cash balances and short-term investments, will be sufficient to meet our anticipated liquidity needs for working capital and capital expenditures for at least 12 months from the date of this prospectus. Our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the factors described above. We expect to continue to incur net losses for the foreseeable future, and we may need additional funds to expand or meet all of our operating needs.

     If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or secure an additional bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.

MARKET AND CURRENCY RISK

     To date, all of our recognized revenue has been denominated in U.S. dollars. We derive license revenue from international markets, which in the future may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in the exchange rates of some currencies in relation to the U.S. dollar. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

     As of March 31, 2001, we had total short-term and long-term borrowings of $519,000 and $389,000, respectively, which contain interest rates that are tied to the prime rate. Therefore, we are subject to exposure to interest rate risk for these borrowings based on fluctuations in the prime rate.

                                    BUSINESS

OVERVIEW


     Silicon Energy is a provider of enterprise energy management software solutions that enable interaction between energy providers and energy users in order to reduce energy usage, lower energy costs and optimize energy procurement processes. Our solutions utilize an Internet-based software platform to integrate geographically dispersed energy management systems and equipment into an enterprise-wide network. Our software's highly scalable design retrieves, compiles and stores non-standardized, complex usage data from hundreds of disparate devices and systems from multiple vendors. Our software then performs extensive analysis of this information, provides easy-to-use and informative decision support and enables simultaneous control of multiple energy systems. By linking multiple systems throughout the enterprise with external data sources, our solutions enable energy users to reduce energy waste, manage peak consumption, improve power quality and reliability, and make supply decisions among utility service providers, third-party providers and distributed generation devices. Our solutions also enable energy providers to analyze and select generation, purchase and demand reduction alternatives to optimize their energy supply strategy.


INDUSTRY BACKGROUND

  The Current Energy Market

     The energy industry is one of the largest segments of the global economy. In the United States alone, energy users spent over $300 billion in 2000 on electricity and natural gas. In addition to the direct cost of energy, enterprises spend billions more annually on maintenance and other expenses associated with energy systems, including efforts to hedge the risks inherent in managing their energy portfolios. In 1999, commercial and industrial users accounted for over $160 billion of the energy consumption in the United States. In a survey conducted by CFO Magazine in 1998, companies identified energy as the least controllable expense in their overall cost structures. Furthermore, according to a March 2001 Federal Reserve report, companies have not been able to pass on rising energy costs to their customers in the current economic environment.

     The informational inefficiencies in today's energy markets are significant, and federal and state deregulation is further adding complexity to the management of energy costs. While many energy users are now able to choose their energy provider, few possess sufficient information and systems to make an informed choice. Even in markets that have not been deregulated, complicated pricing structures make it difficult for energy users to understand, monitor and manage their energy usage and costs, particularly on an enterprise-wide basis.

     Because electricity cannot be stored, wholesale prices can have significant volatility, exposing providers to high levels of operating risk. Without high quality information or the ability to influence or predict customers' consumption patterns, providers face significant volume and price risk. In addition, the inability to curtail, manage or influence customers' peak consumption further limits providers' ability to effectively manage risk across their portfolio.


     The volatility in wholesale power prices has recently increased in several regions due to generation and transmission capacity constraints. In California, the supply and demand imbalance has led to black-outs as well as an unprecedented rise in power prices. Both providers and users have been significantly impacted, and the California Public Utilities Commission has authorized rate increases that for commercial and industrial customers represent increases of as much as 40 to 50%. Capacity constraints also exist in other power markets as evidenced by a decline in the reserve capacity margin, which represents the amount of excess generation capacity available during peak usage periods and which, in the United States, decreased to approximately 14% in 1999 from approximately 33% in 1982.


     One response to energy price increases and volatility, and an alternative to time-consuming and capital-intensive capacity additions, is collaborative demand management by energy users and energy providers. Many governmental authorities in the United States and elsewhere have established economic incentives to reward enterprises and individuals who reduce their energy consumption. Energy consumers on their own initiative are seeking to improve their energy management capabilities. Driven by the high cost of electricity and by the increasing demand for high quality and reliable power, energy users are also increasingly adopting distributed generation such as diesel engines, fuel cells and micro-turbines. In addition, in an environment of supply constraint and price volatility, energy providers nationwide are seeking ways to actively influence their customers' consumption patterns.

     We believe these industry factors create a catalyst for energy consumers and providers to seek new solutions to manage the demand and supply of energy. A new information infrastructure is required that more effectively links energy providers with energy users and creates a network where energy-related cost, usage, and performance-related data is exchanged, analyzed and acted upon. Such a system would enable the integration of demand and supply in real time and reduce inefficiencies.

LIMITATIONS OF CURRENT APPROACHES

     Despite the large expenditures that are associated with energy supply and consumption, based on the collective experience of our management team, we believe that few options exist to effectively manage these costs. We believe that current approaches to energy management are largely inadequate in addressing the full spectrum of evolving energy management challenges. Current approaches used and their potential shortcomings include:

     Consultants, Engineers and Other Specialists. Energy users and energy providers often hire consultants, engineers and other specialists to collect and analyze information from historical records to evaluate potential energy projects and estimate future energy requirements. These consultants are typically employed to evaluate energy price options from regulated and unregulated energy providers in order to assist their clients in selecting favorable energy contracts and projects. This approach can be expensive because it is labor intensive and requires highly specialized expertise. Moreover, the resulting analysis can be susceptible to error because of incomplete or inaccurate data. As a result of these shortcomings, we believe that organizations may not capture the full potential of energy savings opportunities.

     Building Control Systems and Process Control Systems. Over the years, many commercial and industrial operations have made significant investments in building and process control systems. These hardware-based monitoring and measurement systems have been put into place primarily for environmental control and secondarily to manage local energy consumption. Although some of these systems provide real-time operating data, they generally do not store historical information or collect all of the relevant energy data that businesses need to properly understand their consumption patterns and implement cost savings programs. In addition, these systems do not incorporate in-depth energy analysis tools or the necessary connectivity to aggregate data across multiple facilities for benchmarking. Finally, building and process control systems frequently do not integrate information regarding external factors, such as utility rate structures, weather or energy supply alternatives. As a result, they limit the ability of users to effectively manage energy costs.

     Existing Software. Some energy users and energy providers use internally developed proprietary software, spreadsheet-based analysis tools and other third-party software for energy management. These tools usually have limited analysis capabilities, are generally incompatible with legacy systems and often do not operate real-time. In addition, this software frequently requires manual data entry, is susceptible to errors and is not fully integrated across the enterprise. As a result, many routine tasks, such as reviewing energy consumption data, and evaluating cost savings opportunities, are difficult to perform.

THE SILICON ENERGY SOLUTION

     Our enterprise energy management software is specifically designed to enable interaction between energy providers and energy users in order to reduce energy usage, lower energy costs and optimize energy procurement processes. Our Silicon Energy EEM Suite is comprised of software product modules that are offered together or on a stand-alone basis to create various solutions for our customers. Our software integrates real-time data from existing systems across geographically dispersed facilities onto a single enterprise network, allowing customers to:


     Integrate Data on Energy Supply and Demand. The lack of information regarding energy user demand and costs creates significant operating risk for the energy provider and leads to substantial market inefficiencies. Additionally, the same lack of information introduces inefficiencies into the competitive energy commodity procurement process for both energy users and energy providers.


     - Peak Load Management. Our software offers energy users and energy providers enhanced visibility regarding current and future energy demands. This visibility enables them to modify energy demand at times of peak loading, through demand reduction methods such as a reverse auctions, price signals or direct control, and confirm the reduction in real time in order to minimize cost and preserve the reliability of the energy delivery infrastructure.

     - Distributed Energy Management. By collecting and analyzing real-time information on usage, operational constraints and the prevailing energy price environment, our software enables our customers to integrate their distributed generation resources and energy consuming assets into an energy management strategy, including analysis and direct control. Our software provides customers with a high degree of certainty regarding their demand profile and a thorough understanding of the marginal cost of their energy options. As a result, they can react to a volatile energy price environment by dispatching their distributed generation resources as an alternative source of energy and reduce peak demand or sell capacity back to the utility.

     - Procurement Management. Our software enables energy users and energy providers to evaluate historical demand patterns under different operating conditions and weather scenarios. By providing detailed historical usage information and powerful forecasting methods, we enable our customers to estimate their future energy needs with a higher degree of certainty. As a result, our customers are able to better tailor long-term power purchase contracts and reduce the excess costs associated with procurement.


     Improve the Management of Energy Budgets and Bills. Many of our customers have hundreds of facilities located around the country and existing methods do not allow for accurate and timely energy budgeting, invoice management or energy project capital budgeting across the enterprise.


     - Budget and Cost Analysis. Our centralized system allows businesses to analyze energy costs at the enterprise level, develop and track energy budgets and perform cost allocation functions.

     - Integrated Bill Analysis. Our software enables customers to better manage their energy bills by providing them with a centralized Internet-based bill analysis system for their enterprise, reducing general and administrative expenses by eliminating repetitive bill processing, and enhancing cash flow by improving the bill payment schedule. Our analytic tools also enable customers to audit utility bills for excess charges and compare price options more easily.

     - Project Assessment. Our software allows customers to conduct detailed analysis of potential energy retrofit and upgrade project economics and determine post-installation performance to evaluate cost reduction and energy management investments across the enterprise.


     Integrate Energy Management into Facility Operations. Energy management responsibilities are often neglected by facility operations personnel due to inadequate information and resources or lack of required expertise. Additionally, management reporting seldom includes energy performance analysis.


     - Efficient Operations. Our software is integrated into device level sensors and meters throughout our customers' facilities to provide real-time information on energy usage patterns. With this information, our software's powerful analysis algorithms can identify inefficiencies related to a customer's usage patterns and can alert customers to cost-reduction opportunities.

     - Performance Reporting and Benchmarking. Our flexible analysis tools allow customers to aggregate and analyze operational information to a high level of detail and create benchmarks that correlate the data to operational inputs, such as sales, production or occupancy. Our intuitive customer interface allows users to customize the output and present the data in the form that is most meaningful to management.

     - Proactive Energy Management. Our software provides customers the ability to monitor energy usage in real time and forecast hourly consumption needs for up to 48 hours. This allows customers to anticipate high cost energy usage patterns and change operations prior to incurring new peak demand and other charges. In addition, customers can participate in utility load management and curtailment programs.

STRENGTHS OF OUR APPROACH

  The Network Solution

     The emergence of the Internet, increased communications bandwidth and new software standards using Internet Protocol networks are transforming the way business to business software applications are provided to customers. As companies begin to rely more on the availability, performance and response time of these applications, they are becoming increasingly important to the operational success of a company's business. Technologies that link multiple systems and legacy assets that were previously acting as stand-alone applications have become particularly important. We believe that leveraging the Internet as a cost-effective means of connecting disparate systems creates a significant market advantage, enabling customers to monitor, analyze and control energy requirements and data across their enterprise on a real-time basis.


  Our Software



     Our software is:


     Scalable. We have designed our software architecture to gather and process data from millions of information points across multiple and varied data sources. Our software aggregates data points into pre-defined groups, whose results are then transferred over a network to additional servers for processing and analysis. This architecture gives us the ability to scale rapidly by simply adding additional server hardware as needed to service new information data points. Our Internet-based application enables the proliferation of multiple servers and provides our customers with transparent access to their enterprise-wide data through a single user interface.

     Flexible and Open. We have designed our software architecture to be flexible and open to respond to each of our customer's specific needs. Our architecture is modular, allowing our customers to implement our entire product or only those portions critical to their particular requirements. The flexible nature of our software architecture preserves our customers' ability to add additional modules easily and without time consuming integration as their requirements expand over time. In addition, our open architecture allows our customers to easily integrate proprietary or third-party applications on top of our product suite, as necessary, to solve their additional business needs.

     Intuitive and User Friendly. We have designed our software to be easily navigated by energy users with a wide variety of skill levels and with limited incremental training. We have also capitalized on our energy industry expertise to structure our data analysis and presentation functions to readily answer the most common energy questions raised. In addition, we provide our customers with technical support and a comprehensive on-line help function.

     Easily Integrated. We have developed an extensive library of standardized software gateways that enable our software to interface with a variety of legacy systems, including many of the largest building control and energy management systems. The openness of our software architecture model allows us to develop and deploy new gateways efficiently.

     Reliable and Secure. Given the time sensitive nature and significant cost implications of energy management, we have designed our software to be extremely reliable and secure. Our software incorporates sophisticated queuing technology that signals our servers to log data and energy management directives in the event of a communications failure. This technology ensures data integrity and the posting of logged data and directives as soon as communication has been restored. In addition, we use advanced encryption technologies to ensure that all of our data feeds, analysis and energy management directives are secure.

     Interactive. We have designed our software to allow users to initiate control from a browser to connected devices and systems through our two-way gateways. This feature of our software allows our customers to apply enterprise-level control to distributed generation and other energy systems and equipment.

OUR GROWTH STRATEGY

     Our goal is to be the leading provider of enterprise energy management solutions for utilities, energy service providers, and large commercial and industrial energy users to allow them to efficiently manage consumption, procurement and distributed energy assets in a rapidly evolving energy market.


     Key elements of our growth strategy include:



     Capitalize on Our Leadership Position for Enterprise Energy Management. We intend to capitalize on our early market penetration to become the dominant software platform for enterprise energy management. We believe our leadership in this category is reflected in both the breadth and depth of our product offering and the strength of our customers, which include three of the top 10 Fortune 100 companies and four of the top 10 utility companies in the United States. According to Electric Light & Power, information technology spending by utilities on large-scale enterprise systems, such as outage management and enterprise energy management, is expected to increase to approximately $2.6 billion in 2003. We intend to leverage our current leadership position to increase our share in this growing market.



     Continue to Develop Innovative Enterprise Energy Management Software to Manage Energy Usage, Procurement and Distributed Generation. As the need for effective energy management solutions continues to grow, we will continually enhance and broaden the capabilities of our software in order to respond to our customers' changing needs. We intend to add functionality to our software that will further automate the discovery and diagnosis of potential energy cost savings opportunities. We are also expanding the capabilities of our software to enhance its ability to provide intelligent energy management controls for residences and to perform enterprise-level power quality analysis.



     Expand Our Direct Sales Channel. We intend to increase the size of our direct sales force and establish additional sales offices. We plan to continue to hire experienced sales people from the software, technology and energy industries who have proven track records for closing significant transactions. In addition, we intend to continue to assemble a sales force with expertise in each of our targeted vertical markets.



     Target Large Vertical Markets and Their Market Leaders. We are initially focusing our direct sales and marketing efforts on large vertical markets, including energy service provider, commercial, government, higher-education, industrial and utility sectors. Within these vertical markets, we are targeting companies with leading market shares and premier business practices because we believe that having these companies as our customers will motivate others to use our software.



     Utilize Third-Party Service Providers to Access Small and Mid-Market Energy Users. Third-party providers of energy management services, or service bureaus, host our software and then license it to their customers. We intend to reach smaller and mid-market energy users seeking to reduce their energy costs by licensing our software to energy service bureaus and leveraging their customer relationships, bundled services capabilities and sales organizations. We believe that this approach will facilitate the adoption of our software by smaller companies and residential users and allow us to reach a greater number of energy users.



     Broaden Product Adoption Through a Network of Alliances with Systems Integrators and Technology Providers. We have formed strategic relationships with systems integrators, technology providers and


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

distributors in order to expand our market presence, enhance our ability to enter new markets and allow us to better leverage technology to deliver complete solutions to our customers. We plan to continue to strengthen our existing relationships and establish new relationships with systems integrators, technology providers and distributors in order to broaden our customer access and provide additional value to our customers.


     Build Our International Presence. We believe that there are significant international opportunities for our software. We intend to expand our direct and indirect sales, marketing and service organizations into the European, Latin American and Asia-Pacific markets to take advantage of the significant energy markets and potential for cost savings present in those markets. The latest version of our software, Release 3.0, incorporates double-byte language capabilities, making it readily adaptable to international markets.


PRODUCTS

     Our deployable product currently consists of the Silicon Energy EEM Suite, an integrated collection of Internet-based energy technology software product modules that are offered together or on a stand-alone basis to create various solutions that enable enterprises and energy service providers to efficiently reduce energy usage, lower energy costs and optimize energy procurement. Our product is currently comprised of the modules that are described in the table below.

     Silicon Energy EEM Suite modules include:

---------------------------------------------------------------------------------------
    SOFTWARE MODULES                               DESCRIPTION
---------------------------------------------------------------------------------------
 ALARM MANAGER             Collects and manages real-time alarm information from
                           multiple systems and notifies users based on
                           previously-defined criteria.
---------------------------------------------------------------------------------------
 ANALYTIC WORKBENCH        Performs data mining functions by combining proprietary
                           databases and third-party sources with extracted information from the EEM Suite database to integrate energy data with
                           any type of critical business data.
---------------------------------------------------------------------------------------
 COST ANALYST              Provides energy bill cost analysis and allocation based on multiple pricing and usage scenarios for gas, electricity
                           and other commodities.
---------------------------------------------------------------------------------------
 CURTAILMENT MANAGER       Manages voluntary and mandatory load-reduction programs for energy providers and automates notifications,
                           acknowledgement and real-time feedback or load reductions.
---------------------------------------------------------------------------------------
 DATA ANALYST              Provides detailed reporting and analysis of real-time and
                           historical operational data, such as temperatures, pressures and production data.
---------------------------------------------------------------------------------------
 DISTRIBUTED ENERGY        Dispatches, automatically or manually, distributed
   MANAGER                 generation assets, and analyzes distributed energy equipment status and historical operating data.
---------------------------------------------------------------------------------------
 ENERGY ANALYST            Provides detailed reporting and analysis of real-time and
                           historical energy data for energy consumption and
                           benchmarking, factoring in square footage, weather and
                           production data.
---------------------------------------------------------------------------------------
 ENTERPRISE NAVIGATOR      Provides customizable graphical representation, real-time
                           data viewing and two-way communication and control.
---------------------------------------------------------------------------------------
 FORECASTING               Predicts hourly consumption needs for up to 48 hours for a specified building and aggregated buildings across the
                           enterprise.
---------------------------------------------------------------------------------------
 UNIVERSAL CALCULATION     Performs real-time calculations from multiple data points
   ENGINE                  for use in automated control, alarming and in-depth
                           analysis.
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
    SOFTWARE MODULES                               DESCRIPTION
---------------------------------------------------------------------------------------
 UTILITY ACCOUNTANT        Manages utility bill information across multiple sites and provides bill entry, set up, tracking, reporting, and
                           analysis of utility accounts, buildings and meters.
---------------------------------------------------------------------------------------
 VALIDATING, EDITING &     Validates energy consumption data according to regulatory
   ESTIMATING (VEE)        requirements for settlement and billing purposes; and
                           provides a consistent estimation methodology for missing and incorrect data from meter data collection systems.
---------------------------------------------------------------------------------------

     Examples of questions that our Silicon Energy EEM Suite allows our customers to answer include:

                   INTEGRATE DATA ON ENERGY SUPPLY AND DEMAND


----------------------------------------------------------------------------------------------------------------
              TYPICAL QUESTIONS                                    HOW OUR SOFTWARE OPERATES
----------------------------------------------------------------------------------------------------------------
                                              PEAK LOAD MANAGEMENT
----------------------------------------------------------------------------------------------------------------
 How much can I save if I reduce my peak       The Enterprise Navigator monitors energy consumption in real time demand consumption and when is the best time  and the Forecasting module can predict hourly consumption needs
 to reduce load?                               for up to 48 hours. Using this data, the Alarm Manager can then generate automatic notification once actual peak energy
                                               consumption thresholds are exceeded. In addition, based on a marginal cost analysis in Cost Analyst or hourly price data, the user can configure the Universal Calculation Engine to signal the
                                               Enterprise Navigator to automatically reduce peak demand during the most expensive periods.
 As an energy provider, how much load          The Curtailment Manager monitors in real time which customers reduction can I expect from a voluntary load  have been notified of a load curtailment event and which have
 management program?                           accepted or acknowledged the event. It also provides to the user the analysis of the actual loads reduced during the curtailment event.
----------------------------------------------------------------------------------------------------------------
                                         DISTRIBUTED ENERGY MANAGEMENT
----------------------------------------------------------------------------------------------------------------
 What is the optimal configuration of          The Distributed Energy Manager module manages the unit- by-unit
 distributed generation assets across my       distributed generation dynamic cost profiles, compares those
 enterprise?                                   costs to power purchases or other alternatives, and dispatches each unit in accordance with forecasted energy consumption profiles from the forecasting module. The Data Analyst provides analysis of distributed generation equipment status and
                                               historical operating data for making dispatch decisions and monitoring the health of the equipment.
 How do I use my distributed generation        The Cost Analyst can be used to identify peak demand limits that resources as part of my strategy during peak  trigger significant cost increases. Alarm Manager and Enterprise
 load demand periods?                          Navigator can be used to track events, dispatch generation and reduce consumption across all facilities.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
              TYPICAL QUESTIONS                                    HOW OUR SOFTWARE OPERATES
----------------------------------------------------------------------------------------------------------------
                               ENERGY PROCUREMENT OPTIMIZATION AND RISK REDUCTION
----------------------------------------------------------------------------------------------------------------
 How can I optimize energy procurement in a    Energy Analyst allows users to group facilities based on
 competitive market environment?               location, competitive markets, eligibility rate schedule or service voltage. The Energy Analyst can also generate Request for
                                               Proposal reports based on energy requirements that can be
                                               submitted electronically to interested providers. With
                                               permission, these providers can access additional data through the Energy Analyst and Data Analyst. Cost Analyst and rate information from our content service can be used to compare competitive bids from providers to select the best available price structure.
----------------------------------------------------------------------------------------------------------------

               IMPROVE THE MANAGEMENT OF ENERGY BUDGETS AND BILLS

----------------------------------------------------------------------------------------------------------------
              TYPICAL QUESTIONS                                    HOW OUR SOFTWARE OPERATES
----------------------------------------------------------------------------------------------------------------
                                            BUDGET AND COST ANALYSIS
----------------------------------------------------------------------------------------------------------------
 How do predicted and actual energy costs      The Utility Accountant, coupled with the Energy Analyst and feeds
 compare to my annual utilities budget?        from our content service, enables users to monitor energy usage at each facility and device, factoring in the effects of weather, production and occupancy. The Cost Analyst, with access to rate information from our content service, can translate this
                                               information into actual cost savings.
----------------------------------------------------------------------------------------------------------------
                                            INTEGRATED BILL ANALYSIS
----------------------------------------------------------------------------------------------------------------
 How do I plan my energy consumption           The Utility Accountant can act as the enterprise repository for expenditures and determine bill accuracy and  all utility bill information. The Utility Accountant flags errors
 the best rate by facility?                    and creates budget reports by facility, energy type and provider.
 How can I allocate my energy costs across my  Incorporating rates from our content service, the Cost Analyst
 internal departments or to my tenants?        can generate comparisons for multiple scenarios and calculate tenant or department allocations for billing purposes.
----------------------------------------------------------------------------------------------------------------
                                               PROJECT ASSESSMENT
----------------------------------------------------------------------------------------------------------------
 What are my best energy cost savings          Cost Analyst allows users to conduct analysis of energy project
 opportunities?                                economics and perform "what if scenarios" to determine what energy efficiency, power quality or reliability project will provide the most compelling returns.
----------------------------------------------------------------------------------------------------------------

              INTEGRATE ENERGY MANAGEMENT INTO FACILITY OPERATIONS

----------------------------------------------------------------------------------------------------------------
              TYPICAL QUESTIONS                                    HOW OUR SOFTWARE OPERATES
----------------------------------------------------------------------------------------------------------------
                                              EFFICIENT OPERATIONS
----------------------------------------------------------------------------------------------------------------
 How does my equipment compare across the      The Data Analyst can track run hours, efficiency and other
 enterprise?                                   operational data of any connected equipment. An enterprise-wide comparison of power quality and usage efficiency can be generated by combining power quality data logged in the Alarm Manager and energy consumption information from the Energy Analyst.
----------------------------------------------------------------------------------------------------------------
                                    PERFORMANCE, REPORTING AND BENCHMARKING
----------------------------------------------------------------------------------------------------------------
 What is my energy cost per manufactured       The Cost Analyst can generate monthly performance reports of
 item, rented square or occupied room?         costs for each facility that can be compared to corporate energy budgets on an absolute or per unit basis.
 How can I integrate energy data with other    Analytic Workbench provides tools to extract, transform and load
 databases to analyze performance?             data from within, and outside of, EEM Suite to compare energy data with any type of measurement or information from other databases and build reports that measure and analyze critical information captured from business processes.
----------------------------------------------------------------------------------------------------------------

SERVICES

     We offer a comprehensive selection of services to our customers, including professional, maintenance, Internet, and integrated bill analysis services.

  Professional Services

     Software Deployment. We offer a comprehensive collection of services to ensure end-to-end implementation, system testing and integration of our software. We provide integration services for our customers, enabling them to transition to our solutions in the following manner:

     - we configure our software to accommodate our customers' requirements;

     - we transfer our customers' historical data to our software; and

     - we connect our software to customers' existing building control and metering systems and machinery.


     Software deployment is an integral part of our software sales as these services are essential to a customer's ability to obtain its desired functionality of our software.


     Training Services. We offer to customers who purchase our software a complete training curriculum, including three certification programs and 14 functional and technical course offerings. These courses, which relate to the use of our software, are designed for basic users and information technology professionals. The certification programs are Service Bureau certification, Value-added Reseller certification and Implementation Partner certification. Our certification programs prepare students with specific technical and functional skills in the use of our software. We offer courses at customer sites and in our facilities in Alameda, California.

  Maintenance Services

     Our technical support services are available to our customers under maintenance agreements. We field questions via our call center and through our account executives. Our standard technical support services include responding to inquiries regarding installation, administration and basic usage. Maintenance upgrades of our software to incorporate corrections of defects are also included with our standard technical support package and are provided solely at our discretion.

  Internet Services


     Managed Service Provider. We offer our customers subscription-based, managed service provider solutions that deliver hosted access to our Silicon Energy EEM Suite and a package of services to outsource the operation of hardware monitoring, software support and maintenance. These services are provided to customers who hold a perpetual or subscription-based license for our software and who have the right to take possession of the software. Under a limited number of contracts, customers do not have the contractual right to take possession of the software. Our hosted production systems are currently co-located at Exodus Communications.


     Content Services. We provide a range of content services to allow our customers to take full advantage of the integrated offerings of the Silicon Energy EEM Suite. Hourly weather content, including current conditions for 3,200 locations worldwide and forecast data for 400 locations in the continental United States, is delivered to customer systems from our main servers. Our tariff service provides modeling of utility tariffs for gas, electricity and other commodities on request. Rates are regularly maintained and changes are posted to customer servers from our central servers.

  Integrated Bill Analysis

     Integrated bill analysis is an automated bill processing solution that compiles information from energy bills to provide customers with analysis of complex energy information, automated bill payment and budget management support.

TECHNOLOGY

     Our sophisticated software can remotely interface to a variety of data collection systems over the Internet, or via an existing intranet, and relay that information in real time to a central repository. Interfacing to and consolidating the data from different systems into a central data server, an enterprise can utilize a common application platform to access and combine the functionality of different information systems. With our Internet-based technologies, end-use clients and data sources may be located anywhere with access to the Internet or an intranet. This enables multiple clients to access any energy-related information, historical or real-time. Data servers can also be networked together over the Internet or an intranet, effectively allowing a high degree of scalability of the system. Our software has aggregation capabilities for rolling up sets of data into pre-defined groups, whose results can be transferred over a network to additional servers.

     Our software architecture consists of four primary components: the software gateway, the middleware, the application server and the client browser.

                        [SOFTWARE ARCHITECTURE GRAPHIC]
This page graphically depicts the architecture of Silicon Energy software and its functionality.

The center of the graphic consists of a large cylindrical graphic depicting the Silicon Energy application server. This cylinder contains a window in which are located smaller graphics of various shapes. On the left side of the window are interconnecting modules, a database, an alarm processor, a calculation engine, and a real-time database. On the right side of the window are a web server and an active content server, which are linked by an arrow from the active content server to the real time database. The cylinder is connected to the Internet by arrows depicting middleware through the upper left and lower right quadrants of the graphic.

In the lower right quadrant connected to the Internet by arrows and the Silicon Energy application server by a middleware arrow are small cylindrical graphics depicting a third party application and a client browser behind a firewall.

In the upper left quadrant connected to the Internet by arrows and the Silicon Energy application server by a middleware arrow is a small cylindrical graphic depicting a software gateway behind a firewall.

  Software Gateway

     Software gateways are stand-alone software modules that interface with various building control systems, energy management systems, distributed generators, energy pricing exchanges, weather data feeds, and other enterprise information sources. In addition to data collection, gateways may also allow two-way control over various systems. Multiple gateways may exist throughout a single logical system, providing access to multiple types of data sources.

  Middleware

     The middleware is the software "glue" that ties all of the system components together over a network. It allows two-way movement of live data over the Internet or intranet in a secure and authenticated fashion, regardless of the communication medium and enables the development of two-way event-driven applications to act upon dynamic data changes in real time.

  Application Server

     The Windows NT-based application server contains the most critical elements of our system's intelligence. It consists of several key system software modules as well as various application software modules. All of the modules are designed to run independently among a network of multiple machines or concurrently within a single machine. It also provides a platform in which the functionality of the system can be continually extended with the development of additional application software modules.

     - The web server is the primary interface to the client browser for information requests and interactive controls.

     - The Alarm Processor and Calculation Engine apply programmable business rules to individual data elements upon updating in the system and, if required, trigger the active content server to signal a data element's change of status.

     - The active content server notifies an active content component within the client browser of a change of status in a monitored data element, thereby allowing the client browser to reflect the most recent value of the data element in real time.

  Client Browser

     The client browser hosts the interactive interface to the applications on the application server. With browser technology, the applications are widely accessible in a secure and authenticated environment. This includes dynamic data visualization applications whereby data updates, system conditions and alerts are automatically refreshed in the client browser to provide users the most current information available. Through this interface, users can control the dispatch and management of energy systems and equipment.

CUSTOMERS


     End users of our software range from large industrial manufacturing companies that use hundreds of millions of dollars of energy each year to small businesses that are trying to optimize energy usage in their office space. As of May 31, 2001, we have licensed our software to over 45 customers. We are targeting a number of large vertical markets, including energy service provider, commercial, government, higher-education, industrial, and utility sectors. Within these vertical markets, we target those companies that have leading market shares and premier business practices because we believe that having these companies as our customers will motivate others to use our software. The table below lists all of our direct customers as of May 31, 2001 who consented to being named in this prospectus.



3M Company                                 Pepco Energy Services
ABB Power T&D Company, Inc.                Peregrine Systems, Inc.
Accenture                                  Portland General Electric
APS Energy Services                        Power Factor Consultoria Energetica
California State University, Long Beach    Puget Sound Energy, Inc.
Carrier Corporation                        Real Energy, Inc.
Competisys                                 Retx.com
Conectiv Solutions                         Safeway Inc
Con Edison Solutions, Inc.                 San Jose State University
County of Sacramento                       Silicon Valley Power
DTE Energy Technologies, Inc.              Soffimat/France Energies Services
Excelergy                                  Southern California Edison
General Electric                           Strategic Resource Solutions Corp.
GPU Service, Inc.                          TXU Energy Services
Impact Building Controls Installers, LLC   University of California, Los Angeles
Los Angeles Department of Water and Power  University of California, Santa Barbara
MidAmerican Energy Company                 WebGenSystems, Inc.
Neiman Marcus Group Inc.                   Xcel Energy, Inc.
Northeast Utilities Service Company
PanCanadian Energy Services, A Division
of   PanCanadian Petroleum Limited


CASE STUDY EXAMPLES

  California State University, Long Beach

     California State University, Long Beach is a large urban university with a 324-acre campus serving more than 30,000 students. The university has an interruptible power supply and must conform to requirements under a curtailment program with its local utility energy provider. If given notice by the utility, Cal State Long Beach has 30 minutes to decrease its energy consumption or it will face significant fines for noncompliance with the curtailment program. As a result of heavy energy demands last summer, Cal State Long Beach was faced with significant fines if it could not meet the curtailment requirements.

Prior to implementing our software, the university used manual operations to monitor energy usage and manage their costs, and had difficulty responding to curtailment notices. Our software allows Cal State Long Beach to measure compliance with and appropriately respond to curtailment requirements within the 30-minute time frame and monitor costs in real time, generating significant savings for the university.

  Long Island Power Authority


     The Long Island Power Authority, in terms of customers served, is the largest municipal power entity in the state of New York and the third largest in the nation. To help its residential and small business customers conserve electricity while maximizing the use of its overall electric supply, LIPA has launched a new program -- LIPAEdge -- to allow these customers to remotely control central air-conditioning systems via two-way communication, using Silicon Energy's EEM Suite and Carrier Corporation's smart thermostat technology. In 2001, the LIPAEdge program will permit up to 5,000 residential and small business customers to adjust the operation of their central air-conditioning systems with the two-way communicating programmable thermostat to help save an estimated 10 to 15% of their air-conditioning costs this summer. Our EEM Suite enables LIPA to send a signal via the Internet to a participant's air-conditioning unit, allowing LIPA to conserve electricity during a specific period of peak demand without significantly affecting the customer's comfort. The customers have full flexibility to override a temperature setback directly from their thermostat or remotely via the Internet.


  The Neiman Marcus Group Inc.

     Neiman Marcus is one of the country's premier, upscale retailers. Neiman Marcus' goal is to monitor energy usage and identify cost savings nationwide in an effort to budget energy needs more frequently and accurately. It chose the Silicon Energy EEM Suite to provide intricate load profile information nationwide and review energy consumption profiles daily. With this information, Neiman Marcus is able to identify operational issues to prevent energy waste. It also allows the specialty retailer to gather and store information that can be used in negotiations with utilities to procure energy at a more favorable price, especially in deregulated markets.

SALES AND MARKETING

  Direct Sales

     We sell our software primarily through our direct sales organization. As of March 31, 2001, we had 52 people in our sales organization and 54 people in our service and support organization. We intend to increase our direct sales force domestically and internationally to support our sales efforts.

     Our sales force consists of four regional teams in North America and one international team based in the United Kingdom. In addition, we are adding sales capabilities to cover other global markets. To ensure that we address the customer's specific requirements, each team consists of both sales and professional services personnel, who manage the ongoing customer relationship.

  Indirect Sales

     Our direct sales force is complemented by the efforts of our indirect sales channels, including system integrators, value-added resellers and other alliance partners. These partners typically combine our software with other products or services that they offer and assist us in the sales process of our software to their customers. System integrators typically have an expertise in a specific market and influence with prospective customers in terms of the software and application providers selected and are a significant source of lead generation.

  Marketing and Business Development

     Our marketing efforts focus on brand building, product awareness and lead generation and are directed towards executive decision makers and facility managers across our targeted vertical markets. Our programs include advertising, public relations, industry analyst relations, direct mail, Internet marketing, seminars, and conferences. Our business development efforts focus on building strategic alliances. As of March 31, 2001, we had 13 people in our marketing and business development department.

COMPETITION

     While we believe that there is no one company that competes with us on all fronts today, there are companies that address various aspects of our solution. Our software integrates energy data collection, storage, information analysis and decision support and asset dispatch across a wide variety of legacy systems and geographically dispersed facilities. Therefore, we face competition in specific areas, such as:

     - meter data collection and presentment systems, with companies such as ABB Energy Interactive, Engage Networks and AEP/Datapult;

     - utility load curtailment systems, with companies such as Apogee Interactive; and

     - integrated bill analysis outsourcing, with companies such as Avista Advantage and Cadence Network.

     We also expect competition from other established and emerging companies. For example, we anticipate competition from the internal development efforts of control system vendors such as Honeywell International, meter hardware companies that bundle software with their products such as Power Measurement Limited, system integrators expanding into licensed software such as Perot Systems and large enterprise software firms moving to extend their platform such as SAP AG.


     We believe that the principal methods of competition in our market are product performance, reliability, scalability and cost effectiveness. Although some of our competitors have large financial and other resources available to promote sales of their products and to develop products more directly competitive with ours, we believe that our technology, the expertise of our research and development personnel and our service and support organization will permit us to effectively compete with these companies. Specifically, we believe that we can compete favorably with respect to product performance, reliability, scalability, and cost effectiveness if we continue to:


     - deliver a product with service functionality, quality and performance;

     - make our software easy to use, reliable, scalable, and secure;


     - maintain a significant base of customers and distribution partners;



     - introduce new software and services to the market in a timely manner; and


     - ensure that our software interfaces with a large number of legacy systems.


RESEARCH AND DEVELOPMENT


     We have made substantial investments to design and develop our Internet-based energy technology software. We have assembled a team of highly experienced network engineers, software developers, system architects, and test engineers to design, implement and test our software.

     The majority of our research and development activity has been directed towards feature enhancements to our software and the development of new functionality. Although we intend to continue to invest heavily in research and development, we also plan to evaluate third-party providers for complementary technologies that might be integrated into our offering.

     Our research and development expenditures were approximately $847,000 in 1998, $4.1 million in 1999, $10.1 million in 2000, and $3.4 million in the three months ended March 31, 2001. As of March 31, 2001, we had a total of 63 people engaged in our research and development efforts. We will continue to commit significant resources to research and development in the future. All research and development expenses have been expensed as incurred.

INTELLECTUAL PROPERTY RIGHTS

     We rely on a combination of patent, copyright and trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our success depends on the protection of the proprietary aspects of our technology as well as our ability to operate without infringing on the proprietary rights of others. We also enter into proprietary information and confidentiality agreements with our employees, consultants and corporate partners and control access to and distribution of our software documentation and other proprietary information.


     We currently have seven pending U.S. patent applications, one issued U.S. patent that expires in September 2018 and various foreign patent applications corresponding to the issued U.S. patent. We do not know if our current patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged or invalidated. Although patents are only one component of the protection of intellectual property rights, if our patent applications are denied, it may result in increased competition and the development of products substantially similar to ours. In addition, it is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, and our competitors may independently develop technology similar to ours. We will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technology that we believe constitute innovations providing significant competitive advantages.


EMPLOYEES

     As of March 31, 2001, we had a total of 201 employees of which 52 were in sales, 13 were in marketing, 63 were in research and development, 54 were in service and support, and 19 were in finance and administration. None of our employees is subject to a collective bargaining agreement, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

FACILITIES

     Our corporate headquarters are located in Alameda, California, under a lease that expires in May 2005. We currently occupy approximately 28,841 square feet in this facility, and we have the right to occupy an additional approximately 15,159 square feet in this facility. We also occupy approximately 5,664 square feet of space in Somerset, New Jersey pursuant to a lease that expires in June 2003, approximately 3,232 square feet of space in Centreville, Virginia pursuant to a lease that expires in December, 2007 and approximately 2,887 square feet of space in Excelsior, Minnesota pursuant to a lease that expires in September 2004. We also lease space for our sales and service personnel in Boulder, Colorado; Chicago, Illinois; Providence, Rhode Island; and Cambridge, England. We believe that our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

LEGAL PROCEEDINGS

     We are not currently a party to any litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages and positions as of May 31, 2001 are as follows:


                 NAME                    AGE                         POSITION
                 ----                    ---                         --------
John Woolard...........................   36    President, Chief Executive Officer and Chairman of
                                                the Board
Jack Jenkins-Stark.....................   50    Senior Vice President and Chief Financial Officer
Len Berg...............................   46    Senior Vice President, Worldwide Sales and
                                                Services
Dale M. Fong...........................   39    Chief Technology Officer and Director
Philip Mezey...........................   41    Senior Vice President, Internet Products and
                                                Integration
John Preston...........................   58    Senior Vice President, Operations and Customer
                                                Care
Allan Schurr...........................   39    Senior Vice President, Marketing and Business
                                                Development
Charles H. Gaylord, Jr.(1)(2)..........   55    Director
Charles Noell(1).......................   49    Director
Mario M. Rosati........................   54    Secretary and Director
K. Rick Turner(1)(2)...................   43    Director
Norris van den Berg(2).................   62    Director


---------------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

     John Woolard co-founded Silicon Energy and has been our President and Chief Executive Officer and Chairman of our board of directors since December 1997. From June 1997 to November 1997, Mr. Woolard was Product Manager of Facility Information and Control Systems at PG&E Energy Services, a subsidiary of PG&E Corporation providing energy and energy management services. From May 1996 to September 1996, Mr. Woolard was an Associate for Lawrence Berkeley National Labs, Energy and Environment Division. Mr. Woolard is a Crown Fellow at the Aspen Institute, holds an M.B.A. from the Haas School of Business at the University of California at Berkeley, an M.A. in environmental planning from the University of Virginia, and a B.A. in economics from the University of Virginia.

     Jack Jenkins-Stark has been our Senior Vice President and Chief Financial Officer since April 2000. From September 1998 to April 2000, Mr. Jenkins-Stark was Senior Vice President and Chief Financial Officer at GATX Capital, a commercial finance company. From June 1997 to May 1998, Mr. Jenkins-Stark was Senior Vice President at PG&E Corporation and from November 1993 to May 1997, he was Senior Vice President at Pacific Gas & Electric Company responsible for natural gas transmission activities. From November 1988 to November 1993, Mr. Jenkins-Stark was Vice President, Finance and Treasurer at Pacific Gas & Electric Company. Mr. Jenkins-Stark holds an M.B.A. degree from the Haas School of Business at the University of California at Berkeley and an M.A. and B.A. in economics from the University of California at Santa Barbara.

     Len Berg has been our Senior Vice President, Worldwide Sales and Services since February 1999. From February 1996 to April 1999, Mr. Berg was Vice President and General Manager of Sales at Indus International, a software company. Prior to Indus, Mr. Berg was a Senior Vice President for Management Analysis Company, a management consulting firm, and a general manager of national accounts for SCT, a software company. Mr. Berg holds a B.S. degree from Florida State University.

     Dale M. Fong co-founded Silicon Energy and has been our Chief Technology Officer and a member of our board of directors since December 1997. From July 1997 to November 1997, Mr. Fong was Software Development Manager at PG&E Energy Services, a subsidiary of PG&E Corporation, providing energy and energy management services. From July 1983 to July 1997, Mr. Fong held various technical roles for PG&E Corporation, an integrated energy company. Mr. Fong holds a B.S. degree from Cornell University.

     Philip Mezey has been our Senior Vice President, Internet Products and Integration since February 2000. From April 1988 to December 1999, Mr. Mezey was Senior Vice President of Strategy and Development at Indus International, a software company. From July 1985 to March 1988 Mr. Mezey was a software developer at Tenera L.P., a utility consulting and software company. Prior to Tenera, Mr. Mezey worked at Rand Information Systems, a consulting and software company. Mr. Mezey holds a B.A. in history from the University of California at Berkeley.

     Allan Schurr has been our Senior Vice President, Marketing and Business Development since October 1998. From June 1997 to September 1998, Mr. Schurr was Product General Manager, Consumer Markets at PG&E Energy Services, a subsidiary of PG&E Corporation. From September 1985 to May 1997, Mr. Schurr held various management positions in new market development and industrial and commercial marketing at Pacific Gas and Electric Company, a subsidiary of PG&E Corporation. Mr. Schurr holds an M.B.A. from St. Mary's College of California and a B.S. in mechanical engineering from the University of California at Davis.

     John Preston has been our Senior Vice President, Operations and Customer Care since January 2001. From January 1978 to September 2000, Mr. Preston held various positions with Measurex Corporation, including President and Managing Director Europe, President and Chief Executive Officer of Measurex Devron and President of Measurex Canada. Mr. Preston studied electrical engineering at Stockton-Billingham Technical College in England.

     Charles H. Gaylord, Jr. has served as a member of our board of directors since September 2000. Since June 1995, Mr. Gaylord has been a member of the Advisory Board of Technology Crossover Ventures, a group of venture capital funds. Since October 1997, Mr. Gaylord has served as Chairman of the Advisory Committee of Mission Ventures, a technology venture capital fund. From December 1993 to September, 1994, Mr. Gaylord was Executive Vice President for Intuit, Inc., a software developer. From July 1990 to December 1993, Mr. Gaylord was Chief Executive Officer of ChipSoft, a software publisher. Mr. Gaylord serves as a member of the board of directors of several privately-held companies. Mr. Gaylord holds an M.B.A. from Harvard Business School and a B.S. and an M.S. in engineering from Georgia Institute of Technology.

     Charles Noell has served as a member of our board of directors since September 1998. Since 1992, Mr. Noell has been a General Partner at JMI Equity Fund, a venture capital fund. From 1981 to 1991 he served as Managing Director at Alex. Brown & Sons Incorporated, an investment banking firm. From 1975 to 1978 Mr. Noell served in the treasury division at American Security Bank. From 1978 to 1979 Mr. Noell served in the treasury division at Pittsburgh National Bank. Mr. Noell also serves as director of Neon Systems, Inc., Peregrine Systems Inc., Transactions Systems Architects, Inc., and a number of privately-held companies. Mr. Noell holds an M.B.A. from Harvard Business School and a B.A. from the University of North Carolina.

     Mario M. Rosati has served as our secretary and a member of our board of directors since December 1997. Mr. Rosati has been a member of the law firm Wilson Sonsini Goodrich & Rosati, Professional Corporation, since 1971. Mr. Rosati is a director of Aehr Test Systems, a manufacturer of computer hardware testing systems; Genus, Inc., a semiconductor equipment manufacturer; MyPoints.com, Inc., a web and email-based direct marketing company; Sanmina Corporation, an electronics contract manufacturer; Symyx Technologies, Inc., a combinatorial materials science company; The Management Network Group, Inc., a management consulting firm focused on the telecommunications industry; and Vivus, a specialty pharmaceutical company; all of which are publicly-held companies. He is also a director of several privately-held companies. Mr. Rosati holds a J.D. from Boalt Hall at the University of California at Berkeley and a B.A. in history from the University of California at Los Angeles.

     K. Rick Turner has served as a member of our board of directors since October 1999. Mr. Turner has worked for Stephens Group, Inc. since 1983. He is a Vice President of Stephens Group, a private merchant banking company headquartered in Little Rock, Arkansas, which has significant investments in energy and power technology, media, telecommunications, life sciences, and investment banking through its subsidiary, Stephens Inc. Mr. Turner is and has been an officer and director of various affiliates of Stephens Group, including NXT Energy Exploration Technologies. Mr. Turner holds a B.S.B.A. from the University of Arkansas and is a Certified Public Accountant.

     Norris van den Berg has served as a member of our board of directors since September 1998. Since 1991, Mr. van den Berg has been a general partner at JMI Equity Partners, a venture capital fund. Previously, Mr. van den Berg held a variety of executive positions in large systems software development and marketing at International Business Machines, an information technology company. Mr. van den Berg also serves as director of Neon Systems, Inc. and a number of privately-held companies. Mr. van den Berg holds a B.A. from the University of Maryland.

CLASSIFIED BOARD

     Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the members of the board will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms.

     - Messrs. Noell and Rosati have been designated Class I directors whose terms expire at the 2002 annual meeting of stockholders.

     - Messrs. Turner and van den Berg have been designated Class II directors whose terms expire at the 2003 annual meeting of stockholders.

     - Messrs. Fong, Gaylord and Woolard have been designated Class III directors whose terms expire at the 2004 annual meeting of stockholders.

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     We established an audit committee in June 2000 and a compensation committee in June 2000.

     Our audit committee currently consists of Messrs. Gaylord, Noell and Turner. The audit committee reviews our internal accounting procedures and consults with and reviews the audit and services provided by our independent accountants.

     Our compensation committee currently consists of Messrs. Gaylord, Turner and van den Berg. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for expenses in connection with attendance at board of director and committee meetings. Under our stock option plan, directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan. During fiscal year 2000, the board granted:

     - an option to purchase 20,000 shares to Mr. Gaylord at an exercise price per share of $7.75; and

     - an option to purchase 15,000 shares to each of Messrs. Noell, Rosati, Turner and van den Berg at exercise prices per share of $7.75.

EXECUTIVE COMPENSATION

     The table below summarizes the compensation earned for services rendered to us in all capacities for the year ended December 31, 2000 by our named executive officers. Our named executive officers are our Chief Executive Officer and our next four most highly compensated executive officers who earned more than $100,000 during the year ended December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                             ANNUAL                  AWARDS
                                                          COMPENSATION        --------------------
                                                      --------------------    NUMBER OF SECURITIES
            NAME AND PRINCIPAL POSITION                SALARY      BONUS       UNDERLYING OPTIONS
            ---------------------------               --------    --------    --------------------
John Woolard........................................  $167,967    $ 45,000               --
  President and Chief Executive Officer
Len Berg............................................   150,000     333,665           75,000
  Senior Vice President, Worldwide Sales
  and Services
Dale M. Fong........................................   145,833      35,000               --
  Chief Technology Officer
Philip Mezey........................................   157,500          --          392,000
  Senior Vice President, Internet Products and
  Integration
Allan Schurr........................................   140,000      48,250           80,000
  Senior Vice President, Marketing and Business
  Development

     Mr. Mezey's securities underlying options include an option to purchase 42,000 shares of our common stock at an exercise price of $6.00 per share granted to him in June 2001 in lieu of a cash bonus earned in fiscal year 2000.

OPTION GRANTS IN LAST FISCAL YEAR

     In the fiscal year ended December 31, 2000, we granted options to purchase up to an aggregate of 2,128,088 shares to employees, directors and consultants. These options were granted under our 1998 Incentive Stock Option Plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Optionees may pay the exercise price by cash, certified check, delivery of already-owned shares of our common stock or, in some cases, full recourse promissory note. Options are immediately exercisable upon grant; however, we may repurchase any unvested shares at their cost if the optionee's service terminates. Options vest over four years, with 25% of each option vesting one year after the grant date and the remainder vesting ratably each month.

     The following table sets forth information with respect to stock options granted to each of the named executive officers in the fiscal year ended December 31, 2000. The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable values assume that the initial public offering price of $9.00 per share was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term at the annual rates specified. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                                                         INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                                    -----------------------------------------------------------      VALUE AT ASSUMED
                                                  PERCENT OF TOTAL                                     ANNUAL RATES
                                    NUMBER OF         OPTIONS                                         OF STOCK PRICE
                                    SECURITIES       GRANTED TO                                        APPRECIATION
                                    UNDERLYING       EMPLOYEES         EXERCISE                      FOR OPTION TERM
                                     OPTIONS       IN FISCAL YEAR        PRICE       EXPIRATION    --------------------
               NAME                  GRANTED            2000          (PER SHARE)       DATE          5%         10%
               ----                 ----------    ----------------    -----------    ----------    --------    --------
John Woolard......................        --              --%            $  --              --     $     --    $     --
Len Berg..........................    75,000             3.5              1.25        03/01/10       58,959     149,413
Dale M. Fong......................        --              --                --              --
Philip Mezey......................   350,000            16.4              1.25        03/01/10      275,141     697,262
Allan Schurr......................    80,000             3.8              1.25        03/01/10       62,889     159,374

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table describes our named executive officers' option exercises for the fiscal year ended December 31, 2000, and exercisable and unexercisable options held by them as of December 31, 2000.

     The "Value of Unexercised In-the-Money Options at December 31, 2000" is based on a value of $9.00 per share, the assumed initial offering price of our common stock, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. The shares vest over four years, with 25% of the shares vesting one year after the grant date and the remaining shares vesting ratably each month.

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                 NUMBER OF                            OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                  SHARES                          DECEMBER 31, 2000               DECEMBER 31, 2000
                                 ACQUIRED        VALUE       ----------------------------    ----------------------------
             NAME               ON EXERCISE     REALIZED     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
             ----               -----------    ----------    -----------    -------------    -----------    -------------
John Woolard..................     20,000      $  169,000      145,000            --         $1,225,250           --
Len Berg......................    275,000       2,361,250           --            --                 --           --
Dale M. Fong..................     20,000         169,000      145,000            --          1,225,250           --
Philip Mezey..................    350,000       2,712,500           --            --                 --           --
Allan Schurr..................    195,000       1,732,250       80,000            --            620,000           --

EMPLOYEE BENEFIT PLANS

  1998 Incentive Stock Option Plan

     The 1998 Incentive Stock Option Plan, referred to as the "1998 Plan", was approved by our Board of Directors and our stockholders in January 1998, and the 1998 Plan will be amended and restated on the date of this prospectus. Our 1998 Plan provides for the grant of incentive stock options, within the meaning of
Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.


     Number of Shares of Common Stock Available under the 1998 Plan. As of May 31, 2001, a total of 3,960,512 shares of our common stock were reserved for issuance pursuant to the 1998 Plan, of which options to purchase 2,641,525 shares of our common stock were outstanding. In addition, our 1998 Plan provides for annual increases in the number of shares available for issuance under the Plan on the first day of each year, beginning on January 1, 2002, equal to the lesser of:

     - 5% of the outstanding shares of common stock on the first day of the applicable year;

     - 2,000,000 shares; or

     - another amount as our board may determine.

     Administration of the 1998 Plan. Our board of directors or a committee of our board administers the 1998 Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.

     Options. The administrator determines the exercise price of options granted under the 1998 Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

     No optionee may be granted an option to purchase more than 750,000 shares in any fiscal year. In connection with his or her initial service, however, an optionee may be granted an option to purchase up to 1,500,000 shares.

     After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

     Stock Purchase Rights. Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 1998 Plan. The administrator determines the exercise price of stock purchase rights granted under our 1998 Plan. Unless the administrator determines otherwise, a restricted stock purchase agreement, an agreement between us and an optionee which governs the terms of stock purchase rights, will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

     Automatic Option Grants to Non-employee Directors. The 1998 Plan provides for grants of options to our non-employee directors that are automatic. We will grant each non-employee director an initial option to purchase 20,000 shares when such person first becomes a non-employee director (except for those directors who waive their right to receive an option or become non-employee directors by ceasing to be employee directors). In addition, most non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 5,000 shares following each annual meeting of our stockholders, except for the first annual meeting following the effective date of this offering if the meeting is held within six months of the effective date of this offering.

     All options granted under the automatic grant provisions have a term of 10 years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to 25% of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a director on such dates. Each subsequent option becomes exercisable as to 100% of the shares subject to the option on the anniversary of the date of grant, provided the non-employee director remains a director on such date.

     Transferability of Options. Unless the administrator provides otherwise, our 1998 Plan does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime.

     Adjustments upon Change of Control. Our 1998 Plan provides that in the event of a change of control, the successor corporation will assume or substitute each option and stock purchase right. If the outstanding options and stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she will fully vest in and have the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option will terminate upon the expiration of the 15-day period. In the event a non-employee director is terminated following a merger or sale of substantially all of our assets, other than pursuant to a voluntary resignation, the non-employee director's option will fully vest and become immediately exercisable.


     Amendment and Termination of Our 1998 Plan. Our 1998 Plan will automatically terminate in 2011, unless we extend the term of the 1998 Plan or terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 1998 Plan provided it does not adversely affect any options previously granted under our 1998 Plan.


  Employee Stock Purchase Plan


     Concurrently with this offering, we intend to establish an Employee Stock Purchase Plan, referred to as the "Purchase Plan." The Purchase Plan was adopted by our board in June 2001 subject to approval by our stockholders.


     Number of Shares of Common Stock Available under the Purchase Plan. A total of 2,250,000 shares of our common stock will be made available for sale. In addition, our Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each year, beginning on January 1, 2002, equal to the lesser of:

     - 2% of the outstanding shares of our common stock on the first day of the applicable year;

     - 1,000,000 shares; or

     - another amount as our board may determine.

     Administration of the Purchase Plan. Our board of directors or a committee of our board administers the Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility.

     Eligibility to Participate. All of our employees are eligible to participate in the Purchase Plan. However, an employee may not be granted an option to purchase stock under the Purchase Plan if the employee:

     - immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

     - has rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

     Offering Periods and Contributions. Our Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will most likely end on the last trading day on or after June 1, 2003. All eligible employees will be automatically enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement which is intended to register the shares reserved for issuance under the purchase plan.

     Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant's base salary, bonuses, and commissions, but excludes all other compensation. A participant may purchase a maximum of 5,000 shares during a six-month purchase period.

     Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     Transferability of Rights. A participant may not transfer rights granted under the Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

     Adjustments upon Change of Control. In the event of a change of control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

     Amendment and Termination of the Purchase Plan. Our board of directors has the authority to amend or terminate our Purchase Plan, except that, subject to certain exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Purchase Plan.

  401(k) Profit Sharing Plan & Trust

     We maintain a 401(k) plan that covers all eligible employees. Pursuant to the 401(k) plan, participants may elect to reduce their eligible compensation, on a pre-tax basis, up to 15%, or the statutorily prescribed annual limit, whichever is lower, and have the amount of such reduction contributed to the 401(k) plan. Participants' salary reduction contributions are fully vested at all times. In our sole discretion, we may make matching employer contributions, additional employer contributions, qualified non-elective contributions and qualified matching employer contributions. Additional employer contributions, if any, are subject to a six-year graduated vesting schedule. The 401(k) plan is intended to qualify under Section 401(a) of the Code, and its accompanying trust is intended to be a tax-exempt trust under Section 501(a) of the Code. Contributions made on behalf of Participants, on a pre-tax basis, to the 401(k) plan, and income earned on the contributions, are not currently taxable to participants. These contributions are generally tax deductible by us. The trustee under the 401(k) plan, at the direction of participants, invests the assets of the 401(k) plan in any of a number of designated investment options. As of the date of this offering we have not made matching or additional employer contributions to the 401(k) plan.

CHANGE OF CONTROL, SEVERANCE AND EMPLOYMENT AGREEMENTS

     Effective October 4, 2000, we entered into a change of control agreement with Mr. Berg. Under this agreement, upon a change of control, Mr. Berg's option to purchase 200,000 shares will immediately vest as to the remaining unvested shares.

     Effective October 4, 2000, we entered into a change of control severance agreement with Mr. Jenkins-Stark. Under this agreement, upon a change of control, Mr. Jenkins-Stark's option will immediately vest as to the greater of 95,000 shares or 25% of his unvested shares, and if he is terminated without cause or constructively terminated within the 12 months following a change of control, he will receive four months of salary and his option will vest.

     Effective October 4, 2000, we entered into a change of control severance agreement with Mr. Mezey. Under this agreement, upon a change of control, Mr. Mezey's option will immediately vest as to 25% of his unvested shares, and if he is terminated without cause or constructively terminated within the 12 months following a change of control, he will receive 12 weeks of salary and his option will vest.

     Effective October 4, 2000, we entered into a change of control severance agreement with Mr. Schurr. Under this agreement, upon a change of control, Mr. Schurr's option will vest as to 30,000 unvested shares, and if he is terminated without cause or constructively terminated within the 12 months following a change of control, he will receive 12 weeks of salary and his exercised but unvested option will vest.

     Effective June 8, 2001, we entered into a retention agreement with Mr. Preston. Under this agreement, if Mr. Preston is terminated without cause or constructively terminated he will receive eight weeks of salary plus one week of salary for each year of employment with us, and his option will immediately vest as to the greater of 1/48 of the shares subject to his option for each month of employment with us or 62,500 shares.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS


     Since our inception in December 1997, we have not been, and we have no plans to be, a party to any transaction or series of similar transactions in which the amount involved exceeds $60,000 and in which any director, executive officer or other holder of more than 5% of our common stock had or will have a direct or indirect interest other than compensation arrangements, which are described where required under "Management," and the transactions described below.


     John Woolard, Dale Fong and Keith Gipson, of whom Mr. Woolard and Mr. Fong are current executive officers and directors, were involved in our founding and organization and may be considered as our promoters. Following our inception in December 1997, we issued 1,666,667 shares of common stock to each of Mr. Woolard, Mr. Fong and Mr. Gipson. Mr. Woolard, Mr. Fong and Mr. Gipson each contributed a nominal amount of capital to our initial capitalization.

EQUITY INVESTMENT TRANSACTIONS FOR CASH

     From January to April 1998, we sold 1,200,000 shares of Series A preferred stock for $0.55 per share. In September 1998, we sold 4,990,625 shares of Series B preferred stock for $0.80 per share. In October 1999, we sold 6,500,000 shares of Series C preferred stock for $2.20 per share. In June and July 2000, we sold 3,703,690 shares of Series D preferred stock for $6.75 per share. Listed below are the directors, executive officers and stockholders who beneficially own more than 5% of our securities who participated in these financings and the amount of their participation.

                                                   SERIES A     SERIES B     SERIES C     SERIES D
                     NAME                          PREFERRED    PREFERRED    PREFERRED    PREFERRED
                     ----                          ---------    ---------    ---------    ---------
GE Capital Equity Investments, Inc.............          --            --           --     800,000
Entities affiliated with Integral Capital
  Partners.....................................          --            --    1,818,182     592,251
Entities affiliated with JMI Equity Fund(1)....          --     3,153,125    1,000,000          --
Red Rock Ventures..............................          --       990,000      565,600     148,148
Entities affiliated with Stephens Group,
  Inc.(2)......................................          --            --    2,045,455          --
John Woolard(3)................................     118,181            --           --          --
Jack Jenkins-Stark.............................          --       125,000           --          --
Dale M. Fong(4)................................     500,000        75,000           --          --
Charles Noell(5)...............................          --     3,153,125    1,000,000          --
Mario Rosati(6)................................      27,272        28,125           --      21,851
K. Rick Turner(7)..............................          --            --    2,045,455          --
Norris van den Berg(8).........................          --     3,153,125    1,000,000          --

---------------
(1) Consists of 2,806,281 shares of Series B preferred stock and 890,000 shares of Series C preferred stock purchased by JMI Equity Fund III, L.P., and 346,844 shares of Series B preferred stock and 110,000 shares of Series C preferred stock purchased by JMI Equity Side Fund, L.P.

(2) Consists of 818,180 shares of Series C preferred stock held by Stephens Group, Inc. and 1,227,275 shares of Series C preferred stock purchased by 21 individuals and entities affiliated with Stephens Group, Inc.

(3) Consists of 90,909 shares of Series A preferred stock purchased by Elisabeth
    S. Woolard, Mr. Woolard's mother, and 27,272 shares of Series A preferred stock purchased by Teresa R. Deaner, Mr. Woolard's wife.

(4) Consists of 500,000 shares of Series A preferred stock and 75,000 shares of Series B preferred stock purchased by Diane J. Fong, Trustee, Hyperion Ventures UTA dated January 15, 1998, a trust for the benefit of members of Mr. Fong's family. Mr. Fong disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

(5) Consists of 3,153,125 shares of Series B preferred stock and 1,000,000 shares of Series C preferred stock purchased by entities affiliated with JMI Equity Fund, for which Mr. Noell serves as a general partner. Mr. Noell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

(6) Mr. Rosati is a partner in WS Investment Company 98A, WS Investment Company 98B and WS Investment Company 2000A, which purchased 24,545 shares of Series A preferred stock, 28,125 shares of Series B preferred stock and 20,000 shares of Series D preferred stock, respectively. Mr. Rosati disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

(7) Includes 1,985,228 shares of Series C preferred stock held by Stephens Group, Inc. and individuals and entities affiliated with Stephens Group, Inc., for which Mr. Turner serves as Vice President. Mr. Turner disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

(8) Includes 3,153,125 shares of Series B preferred stock and 1,000,000 shares of Series C preferred stock purchased by entities affiliated with JMI Equity Fund for which Mr. van den Berg serves as a general partner. Mr. van den Berg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

     In June 2000, we sold 825,000 shares of common stock to GE Capital Equity Investments, Inc. for $4.00 per share.

     In June 2001, we sold 13,333 shares of common stock to a family trust affiliated with Charles H. Gaylord, Jr., one of our directors, at $7.50 per share.

LOANS TO EXECUTIVE OFFICERS

     In April 2000, Mr. Mezey early exercised his option to purchase 350,000 shares of common stock, and paid for the shares with a full recourse promissory note in the amount of $437,500. The note is due in April 2002 and originally bore interest at a rate of 10% per annum. In June 2001 we amended the note to bear interest at a rate of 4.11% per annum and to provide that interest will accrue until the due date of the note, effective as of the date of the amendments. We have the right to repurchase the shares in the event Mr. Mezey's service to us terminates, which right lapses as to 1/4 of the shares one year after the vesting start date, and as to 1/48 of the shares at the end of each subsequent month.

     In June 2000, Mr. Jenkins-Stark early exercised his option to purchase 250,000 shares, and paid for the shares with a full recourse promissory note in the amount of $500,000. The note is due in June 2002 and originally bore interest at a rate of 10% per annum. In June 2001 we amended the note to bear interest at a rate of 4.11% per annum, effective as of the date of the amendment. We have the right to repurchase the shares in the event Mr. Jenkins-Stark's service to us terminates, which right lapses as to 1/4 of the shares one year after the vesting start date, and as to 1/48 of the shares at the end of each subsequent month.

     In August 2000, Mr. Berg early exercised his option to purchase 75,000 shares, and paid for the shares with a full recourse promissory note in the amount of $93,750. The note is due in August 2002 and originally bore interest at a rate of 10% per annum. In June 2001 we amended the note to bear interest at a rate of 4.11% per annum, effective as of the date of the amendment. We have the right to repurchase the shares in the event Mr. Berg's service to us terminates, which right lapses as to 1/4 of the shares one year after the vesting start date, and as to 1/48 of the shares at the end of each subsequent month.


     In October 2000, we entered into a Settlement Agreement and Release with Len Berg in connection with a dispute over the date on which Mr. Berg exercised his option. Under this agreement, in April 2001, we lent Mr. Berg $73,131 in exchange for a promissory note that is due in March 2004 and bears interest at a rate of 4.8% per annum. In addition, we agreed to reimburse Mr. Berg for any incremental accounting fees and incremental interest expenses incurred as a result of the Settlement Agreement and Release.

REPURCHASE OF SHARES FROM EXECUTIVE OFFICERS

     In connection with the termination of his services to us, in November 1999, we repurchased from Keith Gipson 466,667 shares of common stock for an aggregate purchase price of $1,400 by means of a Settlement Agreement and Mutual Release. This agreement also provided for payment of salary to Mr. Gipson through April 2000. Mr. Gipson had purchased 1,666,667 shares of common stock in January 1998.

     We repurchased an additional 50,000 shares of common stock from Mr. Gipson in June 2000, for a purchase price of $4.00 per share and an aggregate purchase price of $200,000. The purchase price was paid to Mr. Gipson by means of cancellation of outstanding debt owed to us by Mr. Gipson.

     We repurchased an additional 200,000 shares of common stock from Mr. Gipson in July 2000, for a purchase price of $4.00 per share and an aggregate purchase price of $800,000. The purchase price was paid in cash.

     We repurchased an additional 50,000 shares of common stock from Mr. Gipson in June 2001, for a purchase price of $4.00 per share and an aggregate purchase price of $200,000. The purchase price was paid in cash.

AGREEMENTS WITH 5% STOCKHOLDERS

     In June 2000, we entered into a Service Bureau Software License and Value Added Reseller Agreement with General Electric Company, an affiliate of GE Capital Equity Investments Inc., which beneficially owns more than 5% of our outstanding stock.

BUSINESS RELATIONSHIP

     Mario M. Rosati, our Secretary and a member of our board of directors, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which we have retained as our legal counsel.

OTHER TRANSACTIONS

     We have entered into indemnification agreements with each of our executive officers and directors.

     We have granted options to some of our executive officers and directors.

     Holders of preferred stock are entitled to registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock.

     We believe that all related party transactions described above were on terms no less favorable than could have been obtained from unrelated third parties.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth information regarding the beneficial ownership of our common stock as of May 31, 2001, by the following individuals or groups:

     - each person or entity who we know beneficially owns more than 5% of our outstanding stock;

     - each of our named executive officers;

     - each of our directors; and

     - all directors and executive officers as a group.

     Unless otherwise indicated, the address for each stockholder listed in the following table is c/o Silicon Energy Corp., 1010 Atlantic Avenue, Alameda, California 94501. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after May 31, 2001, are deemed outstanding, but the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, to our knowledge the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the following table is based on 23,892,474 shares of common stock outstanding as of May 31, 2001, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.


                                                                                       PERCENTAGE
                                                                                       OF SHARES
                                                                                      OUTSTANDING
                                                                                  --------------------
                                                             NUMBER OF SHARES      BEFORE      AFTER
                           NAME                             BENEFICIALLY OWNED    OFFERING    OFFERING
                           ----                             ------------------    --------    --------
5% STOCKHOLDERS:
GE Capital Equity Investments, Inc.(1)....................       1,625,000           6.8         5.5
Entities affiliated with Integral Capital Partners(2).....       2,410,773          10.1         8.2
Entities affiliated with JMI Equity Fund(3)...............       4,153,125          17.4        14.1
Red Rock Ventures(4)......................................       1,703,748           7.1         5.8
Entities affiliated with Stephens Group, Inc.(5)..........       2,119,529           8.9         7.2
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
John Woolard(6)...........................................       1,949,848           8.1         6.6
Len Berg(7)...............................................         275,000           1.2           *
Dale M. Fong(8)...........................................       2,406,667          10.0         8.1
Philip Mezey(9)...........................................         350,000           1.5         1.2
Allan Schurr(10)..........................................         275,000           1.1           *
Charles H. Gaylord, Jr.(11)...............................          20,000           *             *
Charles Noell(12).........................................       4,168,125          17.4        14.2
Mario M. Rosati(13).......................................         142,248           *             *
K. Rick Turner(14)........................................       2,134,529           8.9         7.3
Norris van den Berg(15)...................................       4,168,125          17.4        14.2
All directors and executive officers as a group
  (12 persons)(16)........................................      12,361,417          50.3        41.1


---------------
  *  Less than 1% of the outstanding shares of common stock.


 (1) GE Capital Equity Investments, Inc. is an indirectly owned subsidiary of General Electric Company, a corporation publicly traded on the New York Stock Exchange.


 (2) Consists of 2,393,625 shares held by Integral Capital Partners IV, L.P. and 17,148 shares held by Integral Capital Partners IV MS Side Fund, L.P. The sole general partner of Integral Capital

     Partners IV, L.P. is Integral Capital Management IV, LLC. The sole general partner of Integral Capital Partners IV MS Side Fund, L.P. is Integral Capital Partners NBT, LLC. Robert B. McNamee, John A. Powell, Pamela K. Hagenah, Glen T. Kacher and Neil R. Strumingher are the sole managing members of both Integral Capital Management IV, LLC and Integral Capital Partners NBT, LLC. Each of the managing members of Integral Capital Management IV, LLC and Integral Capital Partners NBT, LLC disclaims beneficial ownership of the shares held by Integral Capital Partners IV, L.P. and Integral Capital Partners IV MS Side Fund, L.P. except to the extent of his or her respective pecuniary interest.

 (3) Consists of 3,696,281 shares held by JMI Equity Fund III, L.P. and 456,844 shares held by JMI Equity Side Fund, L.P. The sole general partner of JMI Equity Fund III, L.P. is JMI Associates III, LLC. The sole managing members of JMI Associates III, LLC are Charles E. Noell, Harry S. Gruner, Norris van den Berg, Paul V. Barber, and Robert J. Sywolski. Each managing member of JMI Associates III, LLC disclaims beneficial ownership of the shares held by JMI Equity Fund, L.P., except to the extent of his respective pecuniary interest. The sole general partner of JMI Equity Side Fund, L.P. is JMI Side Associates, LLC. The sole managing member of JMI Side Associates, LLC is Charles E. Noell, and each of Paul V. Barber and Bradford D. Woloson serves as a Vice President with voting and dispositive power. Each of Messrs. Barber, Noell, and Woloson disclaims beneficial ownership of the shares held by JMI Equity Side Fund, L.P., except to the extent of his respective pecuniary interest.

 (4) Consists of 1,703,748 shares held by Red Rock Ventures, L.P. The General Partner of Red Rock Ventures, L.P. is RRV Partners, L.L.C. The members of RRV Partners, L.L.C. are Robert G. Todd, Jr., Curtis K. Myers, Peter V. Dumanian, Carol M.T. Pereira and Laura F. Gwosden. Each of the members of RRV Partners, L.L.C. disclaims beneficial ownership of the shares held by Red Rock Ventures, L.P., except to the extent of his or her pecuniary interest.

 (5) Consists of 836,569 shares held by Stephens Group, Inc. and 1,282,960 shares held by 22 individuals and entities affiliated with Stephens Group, Inc. Stephens Group, Inc. has been granted voting and dispositive power over the 1,282,960 shares held by the 22 entities and individuals affiliated with Stephens Group, Inc. by means of a revocable proxy. Warren
     A. Stephens, Chief Executive Officer of Stephens Group, Inc., controls the vote and disposition of these shares controlled by Stephens Group, Inc., subject to the direction of the board of directors of Stephens Group, Inc. Mr. Stephens and Stephens Group, Inc. disclaim beneficial ownership of the shares held by the 22 entities and individuals associated with Stephens Group, Inc., except to the extent of his or its respective pecuniary interest. Stephens Inc. is an indirectly owned subsidiary of Stephens Group, Inc.

 (6) Includes 34,333 shares held by Mary Woolard, 28,272 shares held by Teresa
     R. Deaner, 90,909 shares held by Elisabeth Woolard, 1,000 shares held by Ann M. Copley, 1,000 shares held by Rich Crawford, 1,000 shares held by Dorothy C. Deaner, 1,000 shares held by Jacqueline M. Doubles and 1,000 shares held by Birck Turnbull. Mr. Woolard disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 145,000 shares of common stock issuable to Mr. Woolard upon the early-exercise of an option exercisable within 60 days of May 31, 2001, of which, as of May 31, 2001, 50,312 shares were vested.

 (7) Consists of 275,000 shares of common stock issued to Mr. Berg upon the early-exercise of options, of which, as of May 31, 2001, 140,625 shares were vested and 134,375 were unvested and subject to a right of repurchase in our favor, which right lapses over time.

 (8) Includes 575,000 shares held by Diane J. Fong as Trustee for the Hyperion Ventures Trust UTA dated January 15, 1998, 187,718 shares held by Diane J. Fong as Trustee of the Ariel Crystal Fong Trust UTA dated September 16, 1999, 187,718 shares held by Diane J. Fong as Trustee of the Marina Ashley Fong Trust UTA dated September 16, 1999, 187,718 shares held by Diane J. Fong as Trustee of the Ryan David Fong Trust UTA dated September 16, 1999, 10,000 shares held by William Woo and Anita Y.M. Woo as community property, 5,000 shares held by Lancy Woo and 5,000 shares held by Mona Woo. Mr. Fong disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest. Also includes 145,000 shares of common stock issuable to Mr. Fong upon the early-exercise of an option exercisable within 60 days of May 31, 2001, of which, as of May 31, 2001, 50,312 shares were vested.

 (9) Consists of 350,000 shares of common stock issued to Mr. Mezey upon the early-exercise of an option, of which, as of May 31, 2001, 109,375 shares were vested and 240,625 were unvested and subject to a right of repurchase in our favor, which right lapses over time.

(10) Consists of 195,000 shares of common stock issued to Mr. Schurr upon the early-exercise of an option, of which, as of May 31, 2001, 69,270 shares were vested and 125,730 were unvested and subject to a right of repurchase in our favor, which right lapses over time, and 80,000 shares of common stock issuable upon the early-exercise of an option exercisable within 60 days as of May 31, 2001, of which, as of May 31, 2001, no shares were vested.

(11) Consists of 20,000 shares of common stock issuable to Mr. Gaylord upon the early-exercise of an option exercisable within 60 days of May 31, 2001, of which, as of May 31, 2001, no shares were vested.

(12) Consists of 3,696,281 shares held by JMI Equity Fund III, L.P. and 456,844 shares held by JMI Equity Side Fund, L.P. Mr. Noell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also consists of 15,000 shares of common stock issuable to Mr. Noell upon the early-exercise of an option exercisable within 60 days as of May 31, 2001, of which, as of May 31, 2001, no shares were vested.

(13) Includes 117,670 shares held by WS Investment Company 98A, WS Investment Company 98B, WS Investment Company 2000A, and 15,000 shares of common stock issuable to Mr. Rosati upon the early-exercise of an option exercisable within 60 days of May 31, 2001, of which, as of May 31, 2001, no shares were vested. Mr. Rosati disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(14) Consists of 836,569 shares held by Stephens Group, Inc.; 1,282,960 shares held by 22 individuals and entities affiliated with Stephens Group, Inc., of which 32,533 shares are held by Mr. Turner and 29,048 are held in an Individual Retirement Account in Mr. Turner's name; and 15,000 shares of common stock issuable to Mr. Turner upon the early-exercise of an option exercisable within 60 days of May 31, 2001, of which, as of May 31, 2001, no shares were vested. Mr. Turner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(15) Consists of 3,696,281 shares held by JMI Equity Fund III, L.P. and 456,844 shares held by JMI Equity Side Fund, L.P. Mr. van den Berg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also consists of 15,000 shares of common stock issuable to Mr. van den Berg upon the early-exercise of an option exercisable within 60 days as of May 31, 2001, of which, as of May 31, 2001, no shares were vested.

(16) Includes 1,110,000 shares of common stock issued upon the early-exercise of options, of which, as of May 31, 2001, 426,978 shares were vested and 673,022 were unvested and subject to a right of repurchase in our favor, which right lapses over time, and 700,000 shares of common stock issuable upon the early-exercise of an option exercisable within 60 days of May 31, 2001, of which, as of May 31, 2001, 100,624 were vested.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, we will be authorized to issue 135,000,000 shares of common stock, $0.001 par value, and 15,000,000 shares of undesignated preferred stock, $0.001 par value.

COMMON STOCK

     As of May 31, 2001, there were 23,892,474 shares of common stock outstanding, which were held of record by approximately 153 stockholders, as adjusted for the conversion of all outstanding shares of preferred stock into an aggregate of 16,394,315 shares of common stock, which will occur immediately prior to the closing of this offering.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of us without further action by the stockholders.

     Upon the closing no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

WARRANTS

     As of May 31, 2001, there were warrants outstanding to purchase 943,202 shares of common stock.

REGISTRATION RIGHTS

     The holders of 825,000 shares of common stock and the holders of preferred stock convertible into 16,394,315 shares of common stock are entitled to certain rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the holders of registrable securities and us. Holders of at least 50% of the outstanding registrable securities may require on two separate occasions that we register their shares for public resale. Also, holders of registrable securities may require on three separate occasions within any 12-month period that we register their shares for public resale on Form S-3, once we are eligible to use this form. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering other than this initial public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate five years following the date of this prospectus, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any 90-day period under Rule 144 of the Securities Act.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and our second amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

     - the acquisition of us by means of a tender offer;

     - acquisition of us by means of a proxy contest or otherwise; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, the chief executive officer and the president may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

NASDAQ NATIONAL MARKET LISTING

     We have applied to list our common stock on the Nasdaq Stock Market's National Market under the symbol "SLCN."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

     Upon the completion of this offering, we will have 29,392,474 shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradeable, except that any shares held by directors, officers or owners of 10% or more of our stock, may only be sold in compliance with the limitations described below. The remaining 23,892,474 shares of our common stock will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, the provisions of Rules 144, 144(k) and 701 and a right of repurchase in favor of us applicable to some of our common stock, additional shares will be available for sale in the public market as follows, assuming the conditions described under "Shares Eligible for Future Sale -- Lock-up Agreements" are satisfied:


     - 4,664,691 shares will be eligible for sale 120 days from the date of this prospectus due to early release provisions under the lock-up agreements with the underwriters;



     - 4,667,197 shares will be eligible for sale 150 days from the date of this prospectus due to early release provisions under the lock-up agreements with the underwriters;



     - 14,019,097 shares will be eligible for sale upon the expiration of the 180-day lock-up period; and



     - 541,489 shares will be eligible for sale at some point after 180 days from the date of this prospectus.


     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, because we do not expect that any of these shares will be available for sale for at least 120 days following this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding which will equal approximately 293,925 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144. As of May 31, 2001, 1,775,488 shares had been issued as a result of exercise of stock options.

LOCK-UP AGREEMENTS

     Securityholders accounting for 23,892,474 shares of our common stock outstanding have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that these persons will not offer, sell, contract to sell, pledge, or otherwise dispose of our common stock or any securities convertible into our common stock, owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation or as described below. These lock-up agreements do not restrict the transfer of shares of common stock purchased under the directed share program in connection with this offering or in the open market following the date of this prospectus.

     If the reported last sale price of our common stock is greater than twice the initial public offering price per share for the time periods set forth below, then a percentage of the securities subject to lock-up agreements will be released from the transfer restrictions of the lock-up agreements at the time set forth below.

----------------------------------------------------------------------------------------------
         TIME PERIOD                   AMOUNT RELEASED                  TIME RELEASED
----------------------------------------------------------------------------------------------
 20 of the 30 consecutive       20% of the securities subject   The 120th day after the date
 trading days preceding the     to lock-up agreements as of     of this prospectus.
 120th day after the date of    the date of this prospectus.
 this prospectus.
----------------------------------------------------------------------------------------------
 20 of the 30 consecutive       An additional 20% of the        The 150th day after the date
 trading days preceding the     securities subject to lock-up   of this prospectus.
 150th day after the date of    agreements as of the date of
 this prospectus.               this prospectus.
----------------------------------------------------------------------------------------------

     However, if the securities to be released above would be released during one of our blackout periods, then if the reported last sale price of our common stock is greater than twice the initial public offering price per share for the time periods set forth below, a percentage of the securities subject to the lock-up agreements will be released from the transfer restrictions of the lock-up agreements at the time set forth below.

----------------------------------------------------------------------------------------------
  SCHEDULED RELEASE          TIME PERIOD           AMOUNT RELEASED          ACTUAL RELEASE
----------------------------------------------------------------------------------------------
 The 120th day after    20 of the 30            20% of the securities   The first day after
 the date of this       consecutive trading     subject to lock-up      the end of the
 prospectus is during   days ending on the      agreements as of the    blackout period.
 a blackout period.     last trading day of     date of this
                        the blackout period.    prospectus.
----------------------------------------------------------------------------------------------
 The 150th day after    20 of the 30            An additional 20% of    The first day after
 the date of this       consecutive trading     the securities subject  the end of the
 prospectus is during   days ending on the      to lock-up agreements   blackout period.
 a blackout period.     last trading day of     as of the date of this
                        the blackout period.    prospectus.
----------------------------------------------------------------------------------------------

     Our blackout period begins four weeks prior to the end of each calendar quarter and ends three trading days after we announce our quarterly results. During the blackout period, we do not allow our directors, officers and key employees to trade our stock.

     Stockholders who desire to sell our common stock pursuant to the early release provisions of the lock-up agreements must give at least three days' notice to Credit Suisse First Boston Corporation prior to any sale and must execute any sale through Credit Suisse First Boston Corporation.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of 17,219,315 shares of our common stock will be entitled to rights to registration of their shares under the Securities Act, subject to the lock-up agreements. Registration of those shares under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

STOCK OPTIONS


     Immediately after this offering we intend to file a registration statement under the Securities Act covering shares of common stock under outstanding options or reserved for issuance under our stock option plans. Each year as the number of shares reserved for issuance under our 1998 Incentive Stock Option Plan and Employee Stock Purchase Plan increases, we will file an amendment to the registration statement covering the additional shares. As of May 31, 2001, options to purchase 2,641,525 shares of common stock were issued and outstanding and 1,318,987 shares were reserved for issuance under our stock plans and employee stock purchase plan. Shares registered under that registration statement will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire.


WARRANTS

     As of the date of this prospectus, warrants to purchase 943,202 shares of common stock are outstanding.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, CIBC World Markets Corp., Lehman Brothers Inc. and Stephens Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
CIBC World Markets Corp. ...................................
Lehman Brothers Inc. .......................................
Stephens Inc................................................
                                                              ---------
     Total..................................................  5,500,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 825,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting discounts and commissions paid
  by us....................................     $                $                $                $
Expenses payable by us.....................     $                $                $                $

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because an affiliate of Stephens Inc., one of the underwriters, owns 10% or more of our preferred stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston Corporation.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the

Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, or grants of employee stock options pursuant to the terms of a plan in effect on the date hereof and issuances of securities pursuant to the exercise of such options.


     Our officers and directors and holders of approximately 92% of our securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.


     This restriction shall terminate as to 20% of the locked-up shares on the 120th day after the date of this prospectus and an additional 20% of the locked-up shares on the 150th day after the date of this prospectus, subject to delays as a result of the timing of our earnings releases and compliance with insider trading policies, in the event that the reported last sale price of our common stock on the Nasdaq National Market is at least twice the initial public offering price for predetermined periods ending on these dates. See "Shares Eligible for Future Sale" for a further discussion of these and other transfer restrictions.

     The underwriters have reserved for sale at the initial public offering
price up to           shares of the common stock for employees, directors and
other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "SLCN".

     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their on-line brokerage account holders. Internet distributions, to the extent made, will be allocated by the underwriters on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

     An affiliate of Credit Suisse First Boston Corporation, one of the representatives of the underwriters, holds 50,000 shares of our Series B preferred stock. These shares will convert into 50,000 shares of our common stock immediately prior to completion of this offering.

     Affiliates of CIBC World Markets Corp. and Lehman Brothers Inc., both of which are representatives of the underwriters, are investors in Nth Power Technologies Fund II, which owns 148,148 shares of our Series D preferred stock. These shares will convert into 148,148 shares of our common stock immediately prior to completion of this offering.

     Affiliates of Stephens Inc., one of the representatives of the underwriters, hold an aggregate of 2,045,455 shares of our Series C preferred stock and 74,074 shares of Series D preferred stock. These shares will convert into 2,119,529 shares of our common stock immediately prior to completion of this offering. A member of our board of directors, Mr. Turner, is a vice president of an affiliate of Stephens Inc.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file a report with the British Columbia Securities Commission within 10 days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Selected legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California. As of the date of this prospectus, investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as some individual attorneys of this firm including Mario M. Rosati, our Secretary and a Director, who is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 136,272 shares of our common stock and an option to purchase 15,000 shares of our common stock after giving effect to the conversion of all outstanding shares of preferred stock into common stock.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules, which are part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

                              SILICON ENERGY CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Deficit...........................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Silicon Energy Corp.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock, stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Silicon Energy Corp. and its subsidiaries at December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
June 14, 2001

                              SILICON ENERGY CORP.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,                       PRO FORMA
                                                              ------------------     MARCH 31,     AT MARCH 31,
                                                               1999       2000         2001            2001
                                                              -------    -------    -----------    ------------
                                                                                                   (UNAUDITED)
                                                                                    (UNAUDITED)      (NOTE 2)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 7,840    $ 5,181      $ 6,163
  Restricted cash equivalents...............................       --         --          104
  Short-term investments....................................    3,242     15,462        6,438
  Accounts receivable (net of allowance of $61, $350 and
    $401 in 1999, 2000 and March 31, 2001 (unaudited),
    respectively)...........................................      182      3,085        3,873
  Cost in excess of billings................................      219        348          320
  Prepaid expenses and other current assets.................      180      1,731        2,294
                                                              -------    -------      -------
    Total current assets....................................   11,663     25,807       19,192
Property and equipment, net.................................      915      3,165        3,468
Goodwill and other intangibles, net.........................       --      3,492        3,298
Other assets................................................       --      1,320        1,254
                                                              -------    -------      -------
    Total assets............................................  $12,578    $33,784      $27,212
                                                              =======    =======      =======
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   221    $ 1,974      $   827
  Accrued and other current liabilities.....................      151      5,160        5,220
  Deferred revenue..........................................      367      5,343        6,026
  Borrowings................................................      465        519          519
  Capital lease obligations.................................       68        158          147
                                                              -------    -------      -------
    Total current liabilities...............................    1,272     13,154       12,739
Borrowings..................................................       --        519          389
Capital lease obligations...................................       98         73           43
Other liabilities...........................................       --         60           60
                                                              -------    -------      -------
    Total liabilities.......................................    1,370     13,806       13,231
                                                              -------    -------      -------
Redeemable convertible preferred stock:
  Redeemable convertible preferred stock, $0.001 par value
    per share, 12,690,625, 16,394,328 and 16,394,328 shares
    authorized at December 31, 1999, 2000 and March 31, 2001
    (unaudited), respectively; 12,690,625, 16,394,315 and
    16,394,315 shares issued and outstanding at December 31,
    1999, 2000 and March 31, 2001 (unaudited), respectively;
    (aggregate liquidation preference of $47,773 at March
    31, 2001 (unaudited)....................................   19,510     46,800       47,612        $     --
Commitments (Note 7)
Stockholders' equity (deficit):
  Common stock, $0.001 par value per share, 30,000,000,
    40,000,000 and 40,000,000 shares authorized at December
    31, 1999, 2000 and March 31, 2001 (unaudited),
    respectively; 5,078,002, 8,186,881 and 8,218,295 shares
    issued; 4,611,335, 7,470,214 and 7,501,628 issued and
    outstanding at December 31, 1999, 2000 and March 31,
    2001 (unaudited), respectively; 24,612,610 pro forma
    issued and 23,895,943 pro forma issued and outstanding
    at March 31, 2001.......................................        5          8            8              25
  Additional paid-in capital................................    1,739     14,086       13,336          60,931
  Deferred stock-based compensation.........................   (1,558)    (2,593)      (2,091)         (2,091)
  Accumulated deficit.......................................   (8,487)   (36,269)     (42,830)        (42,830)
  Notes receivable from officers............................       --     (1,053)      (1,053)         (1,053)
  Treasury stock, at cost, 466,667, 716,667 and 716,667
    shares at December 31, 1999, 2000 and March 31, 2001
    (unaudited), respectively...............................       (1)    (1,001)      (1,001)         (1,001)
                                                              -------    -------      -------        --------
    Total stockholders' equity (deficit)....................   (8,302)   (26,822)     (33,631)       $ 13,981
                                                              -------    -------      -------        ========
    Total liabilities, redeemable convertible preferred
      stock and stockholders' equity (deficit)..............  $12,578    $33,784      $27,212
                                                              =======    =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              SILICON ENERGY CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,           MARCH 31,
                                                              ------------------------------    ------------------
                                                               1998       1999        2000       2000       2001
                                                              -------    -------    --------    -------    -------
                                                                                                   (UNAUDITED)
REVENUE
  License...................................................  $    --    $   250    $  3,836    $   335    $ 3,251
  Services..................................................       19        270       2,312        315      1,063
                                                              -------    -------    --------    -------    -------
         Total revenue......................................       19        520       6,148        650      4,314
                                                              -------    -------    --------    -------    -------
COST OF REVENUE
  License...................................................       --         32         199         --         13
  Services (inclusive of non-cash stock-based compensation
    of $3, $23, $74, $15 and $15 in 1998, 1999, 2000, and
    the three months ended March 31, 2000 and 2001
    (unaudited), respectively)..............................        7        237       1,801        199      1,750
                                                              -------    -------    --------    -------    -------
         Total cost of revenue..............................        7        269       2,000        199      1,763
                                                              -------    -------    --------    -------    -------
Gross profit................................................       12        251       4,148        451      2,551
                                                              -------    -------    --------    -------    -------
OPERATING EXPENSES
  Sales and marketing (inclusive of non-cash stock-based
    compensation of $25, $242, $985, $159 and $198 in 1998,
    1999, 2000 and the three months ended March 31, 2000 and
    2001 (unaudited), respectively).........................      253      2,577      16,520      2,129      4,577
  Research and development (inclusive of non-cash
    stock-based compensation of $17, $364, $830, $100 and
    $176 in 1998, 1999, 2000 and the three months ended
    March 31, 2000 and 2001 (unaudited), respectively)......      847      4,103      10,124      1,814      3,375
  General and administrative (inclusive of non-cash
    stock-based compensation of $7, $101, $554, $74 and $113
    in 1998, 1999, 2000 and the three months ended March 31,
    2000 and 2001 (unaudited), respectively)................      441        767       5,675        388      1,184
  Amortization of intangibles...............................       --         --         368         --        194
                                                              -------    -------    --------    -------    -------
         Total operating expenses...........................    1,541      7,447      32,687      4,331      9,330
                                                              -------    -------    --------    -------    -------
Loss from operations........................................   (1,529)    (7,196)    (28,539)    (3,880)    (6,779)
Interest income.............................................       56        192       1,068        103        267
Interest expense............................................       --        (10)       (291)       (23)       (33)
Other expenses..............................................       --         --         (20)        (3)       (16)
                                                              -------    -------    --------    -------    -------
Net loss....................................................   (1,473)    (7,014)    (27,782)    (3,803)    (6,561)
Redeemable convertible preferred stock accruing dividends...      (75)      (568)     (2,366)      (343)      (812)
                                                              -------    -------    --------    -------    -------
Net loss attributable to common stockholders................  $(1,548)   $(7,582)   $(30,148)   $(4,146)   $(7,373)
                                                              =======    =======    ========    =======    =======
Basic and diluted net loss per share........................  $ (1.62)   $ (3.09)   $  (6.38)   $ (0.97)   $ (1.11)
                                                              =======    =======    ========    =======    =======
Shares used in calculating basic and diluted net loss per
  share.....................................................      953      2,453       4,723      4,296      6,613
                                                              =======    =======    ========    =======    =======
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                        $  (1.56)              $ (0.32)
                                                                                    ========               =======
Shares used in calculating pro forma basic and diluted net
  loss per share (unaudited)................................                          19,371                23,007
                                                                                    ========               =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              SILICON ENERGY CORP.

     CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                             STOCKHOLDERS' DEFICIT
  FOR THE YEARS ENDED 1998, 1999 AND 2000 AND THE THREE MONTHS ENDED MARCH 31,
                                2001 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                STOCKHOLDERS' DEFICIT
                                        REDEEMABLE      ----------------------------------------------------------------------
                                       CONVERTIBLE                                                                     NOTE
                                     PREFERRED STOCK     COMMON STOCK     ADDITIONAL     DEFERRED                   RECEIVABLE
                                     ----------------   ---------------    PAID-IN     STOCK-BASED    ACCUMULATED      FROM
                                     SHARES   AMOUNT    SHARES   AMOUNT    CAPITAL     COMPENSATION     DEFICIT      OFFICERS
                                     ------   -------   ------   ------   ----------   ------------   -----------   ----------
DATE OF INCEPTION
Issuance of founders' common
 stock.............................      --   $    --   5,050     $ 5      $    10       $    --       $     --      $    --
Issuance of Series A redeemable
 convertible preferred stock, net
 of issuance costs of $6...........   1,200       654      --      --           --            --             --           --
Issuance of Series B redeemable
 convertible preferred stock, net
 of issuance costs of $40..........   4,991     3,952      --      --           --            --             --           --
Preferred stock Series B accruing
 dividends.........................      --        75      --      --          (75)           --             --           --
Deferred stock-based
 compensation......................      --        --      --      --          152          (152)            --           --
Amortization of deferred
 stock-based compensation..........      --        --      --      --           --            52             --           --
Net loss...........................      --        --      --      --           --            --         (1,473)          --
                                     ------   -------   -----     ---      -------       -------       --------      -------
BALANCE AT DECEMBER 31, 1998.......   6,191     4,681   5,050       5           87          (100)        (1,473)          --
Issuance of Series C redeemable
 convertible preferred stock, net
 of issuance costs of $39..........   6,500    14,261      --      --           --            --             --           --
Issuance of common stock in
 connection with stock option
 exercises.........................      --        --      28      --            2            --             --           --
Issuance of warrants in connection
 with line of credit...............      --        --      --      --           30            --             --           --
Preferred stock Series B and C
 accruing dividends................      --       568      --      --         (568)           --             --           --
Deferred stock-based
 compensation......................      --        --      --      --        2,188        (2,188)            --           --
Amortization of deferred
 stock-based compensation..........      --        --      --      --           --           730             --           --
Repurchase of founders' common
 stock.............................      --        --      --      --           --            --             --           --
Net loss...........................      --        --      --      --           --            --         (7,014)          --
                                     ------   -------   -----     ---      -------       -------       --------      -------
BALANCE AT DECEMBER 31, 1999.......  12,691    19,510   5,078       5        1,739        (1,558)        (8,487)          --
Issuance of Series D redeemable
 convertible preferred stock, net
 of issuance costs of $76..........   3,703    24,924      --      --           --            --             --           --
Issuance of common stock...........      --        --   1,210       1        8,074            --             --           --
Discount on common stock and
 warrants issued below deemed fair
 value for offset to future related
 revenue...........................      --        --      --      --         (279)           --             --           --
Issuance of common stock and
 warrants in connection with
 acquisitions......................      --        --     185      --        1,417            --             --           --
Issuance of common stock in
 connection with stock option
 exercises.........................      --        --     999       1          326            --             --           --
Issuance of warrants in connection
 with line of credit...............      --        --      --      --          133            --             --           --
Issuance of common stock in
 exchange for notes receivable from
 officers..........................      --        --     715       1        1,052            --             --       (1,053)
Preferred stock Series B, C and D
 accruing dividends................      --     2,366      --      --       (2,366)           --             --           --
Issuance of warrants for services
 and revenue.......................      --        --      --      --          512            --             --           --
Deferred stock-based
 compensation......................      --        --      --      --        3,478        (3,478)            --           --
Amortization of deferred
 stock-based compensation..........      --        --      --      --           --         2,443             --           --
Issuance of note receivable to
 officer...........................      --        --      --      --           --            --             --         (200)
Repurchase of founders' common
 stock.............................      --        --      --      --           --            --             --          200
Net loss...........................      --        --      --      --           --            --        (27,782)          --
                                     ------   -------   -----     ---      -------       -------       --------      -------
BALANCE AT DECEMBER 31, 2000.......  16,394    46,800   8,187       8       14,086        (2,593)       (36,269)      (1,053)
Amortization of discount on common
 stock and warrants issued below
 deemed fair value for offset to
 future related revenue............      --        --      --      --           38            --             --           --
Issuance of common stock in
 connection with stock option
 exercises.........................      --        --      31      --           24            --             --           --
Preferred stock Series B, C and D
 accruing dividends................      --       812      --      --         (812)           --             --           --
Amortization of deferred
 stock-based compensation..........      --        --      --      --           --           502             --           --
Net loss...........................      --        --      --      --           --            --         (6,561)          --
                                     ------   -------   -----     ---      -------       -------       --------      -------
BALANCE AT MARCH 31, 2001
 (UNAUDITED).......................  16,394   $47,612   8,218     $ 8      $13,336       $(2,091)      $(42,830)     $(1,053)
                                     ======   =======   =====     ===      =======       =======       ========      =======

                                          STOCKHOLDERS' DEFICIT
                                     --------------------------------

                                      TREASURY STOCK        TOTAL
                                     ----------------   STOCKHOLDERS'
                                     SHARES   AMOUNT       DEFICIT
                                     ------   -------   -------------
DATE OF INCEPTION
Issuance of founders' common
 stock.............................     --    $   --      $     15
Issuance of Series A redeemable
 convertible preferred stock, net
 of issuance costs of $6...........     --        --            --
Issuance of Series B redeemable
 convertible preferred stock, net
 of issuance costs of $40..........     --        --            --
Preferred stock Series B accruing
 dividends.........................     --        --           (75)
Deferred stock-based
 compensation......................     --        --            --
Amortization of deferred
 stock-based compensation..........     --        --            52
Net loss...........................     --        --        (1,473)
                                      ----    -------     --------
BALANCE AT DECEMBER 31, 1998.......     --        --        (1,481)
Issuance of Series C redeemable
 convertible preferred stock, net
 of issuance costs of $39..........     --        --            --
Issuance of common stock in
 connection with stock option
 exercises.........................     --        --             2
Issuance of warrants in connection
 with line of credit...............     --        --            30
Preferred stock Series B and C
 accruing dividends................     --        --          (568)
Deferred stock-based
 compensation......................     --        --            --
Amortization of deferred
 stock-based compensation..........     --        --           730
Repurchase of founders' common
 stock.............................   (467)       (1)           (1)
Net loss...........................     --        --        (7,014)
                                      ----    -------     --------
BALANCE AT DECEMBER 31, 1999.......   (467)       (1)       (8,302)
Issuance of Series D redeemable
 convertible preferred stock, net
 of issuance costs of $76..........     --        --            --
Issuance of common stock...........     --        --         8,075
Discount on common stock and
 warrants issued below deemed fair
 value for offset to future related
 revenue...........................     --        --          (279)
Issuance of common stock and
 warrants in connection with
 acquisitions......................     --        --         1,417
Issuance of common stock in
 connection with stock option
 exercises.........................     --        --           327
Issuance of warrants in connection
 with line of credit...............     --        --           133
Issuance of common stock in
 exchange for notes receivable from
 officers..........................     --        --            --
Preferred stock Series B, C and D
 accruing dividends................     --        --        (2,366)
Issuance of warrants for services
 and revenue.......................     --        --           512
Deferred stock-based
 compensation......................     --        --            --
Amortization of deferred
 stock-based compensation..........     --        --         2,443
Issuance of note receivable to
 officer...........................     --        --          (200)
Repurchase of founders' common
 stock.............................   (250)   (1,000)         (800)
Net loss...........................     --        --       (27,782)
                                      ----    -------     --------
BALANCE AT DECEMBER 31, 2000.......   (717)   (1,001)      (26,822)
Amortization of discount on common
 stock and warrants issued below
 deemed fair value for offset to
 future related revenue............     --        --            38
Issuance of common stock in
 connection with stock option
 exercises.........................     --        --            24
Preferred stock Series B, C and D
 accruing dividends................     --        --          (812)
Amortization of deferred
 stock-based compensation..........     --        --           502
Net loss...........................     --        --        (6,561)
                                      ----    -------     --------
BALANCE AT MARCH 31, 2001
 (UNAUDITED).......................   (717)   $(1,001)    $(33,631)
                                      ====    =======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              SILICON ENERGY CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,           MARCH 31,
                                                              ------------------------------    ------------------
                                                               1998       1999        2000       2000       2001
                                                              -------    -------    --------    -------    -------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(1,473)   $(7,014)   $(27,782)   $(3,803)   $(6,561)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Non-cash discount on common stock and warrants issued
      below deemed fair value offset against related
      revenue...............................................       --         --         740         --        229
    Depreciation and amortization...........................       15        141         924         95        385
    Amortization of intangibles.............................       --         --         368         --        194
    Stock-based compensation................................       52        730       2,443        348        502
    Gain on sale of short-term investments..................       --         --          (9)        --         (1)
    Warrant related to non-cash marketing expense...........       --         --         341         --         --
    Warrant related to non-cash interest expense............       --         --         133         --         --
    Changes in assets and liabilities:
      Accounts receivable, net..............................      (16)      (166)     (2,800)      (597)      (788)
      Costs in excess of billings...........................       --       (219)       (129)        --         28
      Prepaid expenses and other current assets.............      (17)      (133)     (1,551)       115       (563)
      Other assets..........................................       (5)         5      (1,247)        (2)        66
      Accounts payable......................................       42        179       1,753       (221)    (1,147)
      Accrued and other current liabilities.................      154         89       4,195       (132)        60
      Deferred revenue......................................       --        277       6,079        266        492
                                                              -------    -------    --------    -------    -------
        Net cash used in operating activities...............   (1,248)    (6,111)    (16,542)    (3,931)    (7,104)
                                                              -------    -------    --------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of short-term investments.......................       --     (3,244)    (15,227)        --         --
  Proceeds from sales of short-term investments.............       --         --       3,016         --      9,025
  Purchases of property and equipment.......................     (113)      (792)     (2,806)      (291)      (688)
  Increase in restricted cash equivalents...................       --         --          --         --       (104)
  Acquisition of ECI, SRC and EPS, net of acquired cash.....       --         --        (771)        --         --
                                                              -------    -------    --------    -------    -------
        Net cash (used in) provided by investing
          activities........................................     (113)    (4,036)    (15,788)      (291)     8,233
                                                              -------    -------    --------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of redeemable convertible preferred
    stock, net of issuance costs............................    4,606     14,261      24,924         --         --
  Proceeds from issuance of common stock....................       15         --       6,123         --         --
  Issuance of note receivable to officer....................       --         --        (200)        --         --
  Repurchase of common stock from officer...................       --         (1)       (800)        --         --
  Repayment of capital lease obligations....................       --         --        (200)       (29)       (41)
  Proceeds from bank borrowings.............................       --        465       1,168        332         --
  Repayment of bank borrowings..............................       --         --        (595)        --       (130)
  Repayment of debt assumed in ECI, SRC and EPS
    acquisitions............................................       --         --      (1,076)        --         --
  Proceeds from exercised stock options.....................       --          2         327          3         24
                                                              -------    -------    --------    -------    -------
        Net cash provided by (used in) financing
          activities........................................    4,621     14,727      29,671        306       (147)
                                                              -------    -------    --------    -------    -------
        Net increase (decrease) in cash and cash
          equivalents.......................................    3,260      4,580      (2,659)    (3,916)       982
Cash and cash equivalents at beginning of year..............       --      3,260       7,840      7,840      5,181
                                                              -------    -------    --------    -------    -------
Cash and cash equivalents at end of year....................  $ 3,260    $ 7,840    $  5,181    $ 3,924    $ 6,163
                                                              =======    =======    ========    =======    =======
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
  Exercise of stock options in exchange for notes receivable
    from officers...........................................  $    --    $    --    $  1,053    $    --    $    --
                                                              =======    =======    ========    =======    =======
  Repurchase of common stock in exchange for note receivable
    from officer............................................  $    --    $    --    $    200    $    --    $    --
                                                              =======    =======    ========    =======    =======
  Issuance of common stock and warrants below deemed fair
    value...................................................  $    --    $    --    $  1,952    $    --    $    --
                                                              =======    =======    ========    =======    =======
  Issuance of warrants in connection with line of credit....  $    --    $    30    $     --    $    --    $    --
                                                              =======    =======    ========    =======    =======
  Issuance of common stock and warrants in connection with
    acquisitions............................................  $    --    $    --    $  1,418    $    --    $    --
                                                              =======    =======    ========    =======    =======
  Assets acquired under capital leases......................  $    --    $   166    $    265    $    --    $    --
                                                              =======    =======    ========    =======    =======
  Liabilities net of assets assumed in ECI, SRC, and EPS
    acquisitions............................................  $    --    $    --    $     --    $    --    $    --
                                                              =======    =======    ========    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest....................................  $    --    $     4    $    282    $    23    $    34
                                                              =======    =======    ========    =======    =======
  Cash paid for taxes.......................................  $    --    $    --    $      7    $     3    $    18
                                                              =======    =======    ========    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              SILICON ENERGY CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

THE COMPANY

     Silicon Energy Corp. (the "Company") was incorporated as a California corporation in December 1997 and began substantive operations in January 1998. The Company develops and sells enterprise energy management software that enables enterprises to reduce energy costs and other related expenditures. The Company's sources of revenue are license fees, professional services, maintenance and bill management services fees.

     The consolidated financial statements of Silicon Energy Corp. include the accounts of the Company and its wholly owned subsidiaries, Energy Concepts, Inc., acquired on May 5, 2000, SRC Systems Inc. acquired on June 7, 2000, EPS Solutions Incorporated, acquired on October 5, 2000 and SLCN Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

REINCORPORATION

     On July 19, 2000, the Company reincorporated in the state of Delaware. As a result of the reincorporation, the Company is authorized to issue 40,000,000 shares of $0.001 par value common stock and 16,394,328 shares of $0.001 par value preferred stock. The accompanying consolidated financial statements reflect the reincorporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

     The interim consolidated financial statements as of March 31, 2000 and 2001 and for the three-month periods ended March 31, 2000 and 2001, together with the financial data and other information for that period disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of the operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original or remaining maturity at the date of purchase of three months or less to be cash equivalents. Restricted cash equivalents represent commercial deposits which are required as collateral for one of the Company's operating leases.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are considered to approximate fair value primarily due to their short maturities. The carrying amount of borrowings under capital leases and bank borrowings approximates fair value based on the terms of similar arrangements available to the Company.

                              SILICON ENERGY CORP.

SHORT-TERM INVESTMENTS

     Short-term investments consist primarily of highly liquid, investment grade corporate obligations purchased with an original maturity at the date of purchase of greater than 90 days. Short-term investments are classified as available-for-sale securities and are stated at market value with any temporary difference between an investment's amortized cost and its market value recorded as a separate component of stockholders' equity (deficit) until such gains or losses are realized. Gains or losses on the sales of securities are determined on a specific identification basis.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Risks associated with cash are mitigated by banking with creditworthy institutions.

     At December 31, 1999 and 2000 and March 31, 2001 (unaudited), 0%, 86% and 97%, respectively, of the Company's accounts receivable are derived from revenue earned or deferred from customers primarily located in the United States. The Company performs periodic credit evaluations of its customers' financial condition and, generally, requires no collateral. The Company maintains an allowance for doubtful accounts receivable for potential credit losses. At December 31, 1999, three individual customers accounted for 29%, 14% and 14%, respectively, of total accounts receivable. At December 31, 2000, three individual customers accounted for 13%, 11% and 11% of the total accounts receivable. At March 31, 2001 (unaudited), three individual customers accounted for 31%, 12% and 10% of the total accounts receivable.

     Revenue related to Silicon Energy EEM Suite of enterprise energy management software accounted for approximately 72%, 62% and 75% of the revenue for the years ended December 31, 1999 and 2000 and for the three months ended March 31, 2001 (unaudited), respectively. For the year ended December 31, 1999, five individual customers accounted for 28%, 21%, 20%, 17% and 13%, of revenue. For the year ended December 31, 2000, one individual customer accounted for 11% of revenue. For the three months ended March 31, 2001 (unaudited), three individual customers accounted for 33%, 18% and 10% of revenue.

RISKS AND UNCERTAINTIES

     The Company is subject to all of the risks inherent in an early stage company in the software industry. These risks include, but are not limited to, a limited operating history, its ability to raise capital, limited management resources, dependence upon consumer acceptance of the software and the changing nature of the software industry. The Company's operating results may be materially affected by the foregoing factors.

     The Company has incurred substantial losses and negative cash flow from operations since inception. As of March 31, 2001 (unaudited), the Company has an accumulated deficit of $42,830,000. The Company believes that their working capital will provide adequate liquidity to fund their operations and meet their other cash requirements until at least August 2002. The Company is however subject to unanticipated developments in the short term, such as the entry into agreements which may require large cash payments, further deterioration of the economic markets or the acquisition of businesses with negative cash flows, which may necessitate additional financing. The Company may seek to raise additional funds through public or private debt or equity financings. The capital markets, and in particular the public equity market for technology companies, have traditionally been volatile. It is difficult to predict when, if at all, it will be possible for technology companies to raise capital through these markets. The Company cannot assure that additional financing will be available on favorable terms, or at all.

                              SILICON ENERGY CORP.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the asset as follows:

     Computer equipment and software................................3 years

     Furniture, fixtures and office equipment.......................3 years

     Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term.

     When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts, and any gain or loss on such sale or disposal is reflected in operations.

     Maintenance and repairs are charged to expense as incurred. Expenditures which substantially increase an asset's useful life are capitalized.

GOODWILL AND OTHER INTANGIBLES

     Goodwill and other intangibles are carried at cost less accumulated amortization. We amortize goodwill and other identifiable intangibles on a straight-line basis over their estimated useful life, generally three to five years.

     We assess the impairment of identifiable intangibles and related goodwill periodically in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. We also assess the impairment of enterprise level goodwill periodically in accordance with the provision of Accounting Principles Board Opinion (APB) No. 17, Intangible Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, undiscounted cash flows are less than the carrying value, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, and our market capitalization relative to net book value. When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model.

SOFTWARE DEVELOPMENT COSTS

     Costs related to the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility (generally in the form of a working model) of the product has been established, at which time such costs are capitalized, subject to net realizable value. To date, the Company has not capitalized any development costs related to software products because the time period between technological feasibility and general release of a product has not been significant and related costs incurred during that time period have not been material.

INTERNAL-USE SOFTWARE COSTS

     Development costs associated with internal-use software is charged to operations until certain capitalization criteria are met. Software development costs, including costs incurred to purchase third-party software, are capitalized beginning when the Company has determined factors are present, including

                              SILICON ENERGY CORP.

among others, that technology exists to achieve the performance requirements, buy versus internal development decisions have been made and the Company's management has authorized the funding for the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use and is amortized over its estimated useful life of the asset or no more than three years, whichever is shorter, using the straight-line method. As of December 31, 2000 and March 31, 2001 (unaudited), the Company has capitalized approximately $570,000 of internal-use software costs since inception.

REVENUE RECOGNITION

     The Company derives revenue from fees for software licenses and services. Service revenue is derived from professional, maintenance, Internet and integrated bill analysis services.

     The Company recognizes revenue when all of the following conditions are met:

     - There is persuasive evidence of an arrangement;

     - The Company has delivered the software product and services essential to its functionality to the customer;

     - The Company believes that collection of these fees is reasonably assured;

     - The amount of fees to be paid by the customer is fixed or determinable.


     Generally, the Company has vendor specific objective evidence of fair value for the maintenance and hosting element of software arrangements based on renewal rates for maintenance and hosting in future years as specified in the contracts. In such cases, the Company defers the maintenance and hosting revenue at the outset of the arrangement and recognizes it ratably over the period during which the maintenance and hosting is to be provided, which normally commences on the date the software is delivered and fully installed. In cases where there is no vendor specific evidence of fair value for maintenance and hosting services, license fees and the services are recognized concurrently and ratably over the term of the agreement.


     As the Company's license contracts involve significant implementation essential to the functionality of the Company's software product, license and services revenue, excluding the maintenance element described above, is recognized using contract accounting in accordance with the provisions of Statement of Position (SOP) 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts. The Company classifies revenue from these arrangements as product and services revenue, respectively, based upon the estimated fair value of each element.

     On contracts for which reliable estimates can not be made by management with respect to the extent of implementation services required for full functionality, the license and service revenue, excluding the maintenance element, is recognized on a completed contract method. Approximately 0%, 100%, 21% and 16% of the Company's revenue was derived from contracts accounted for under the completed contract method for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001 (unaudited), respectively.

     On contracts for which reliable estimates can be made by management with respect to the extent of implementation services required for full functionality, the license and service revenue, excluding the maintenance element, is recognized on a percentage-of-completion method. Management estimates the percentage of completion for contracts based on the labor hours incurred compared to total estimated hours for the full implementation as well as contract milestones completed. Approximately 0%, 0%, 39% and 84% of the Company's revenue was derived from contracts accounted for under the percentage-of-

                              SILICON ENERGY CORP.

completion method for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001 (unaudited), respectively.

     Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. Provisions for estimated contract losses were $0, $90,000, $121,000 and $0 for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001 (unaudited), respectively.


     Fees for application hosting, content services, integrated bill analysis services and other consulting services are recognized as the services are provided or ratably over the term of the agreement. In cases where these services are provided with software licenses and there is vendor-specific objective evidence of these services generally established through renewal rates for these services in future years as specified in the contracts, license fees are recognized separately from these services and the services are recognized as they are provided or ratably over the term of the service agreement.


     Earned but unbilled project revenues are classified under current assets as costs in excess of billings. Deferred revenue includes billings in excess of project revenues earned, amounts payable on behalf of and billed to customers, and cash received and other amounts billed in advance for services to be performed.

STOCK-BASED COMPENSATION


     The Company uses the intrinsic value method to record stock-based compensation for employees provided the stock options terms meet the requirements for fixed accounting. The intrinsic value method requires that deferred stock compensation is recorded for the difference between the exercise price and fair value of the underlying common stock on the grant date of the stock option. Pro forma net loss disclosures are presented in Note 10, assuming all employee stock options were valued using the Black-Scholes model and the resulting stock-based compensation is amortized over the term the stock option becomes exercisable, using an accelerated method described in Financial Accounting Standards Board ("FASB") Interpretation No. 28 (FIN No. 28). Stock-based compensation to non-employees is based on the fair value of the stock option estimated using the Black-Scholes model on the date of grant and re-measured until vested. Compensation expense resulting from employee stock options is amortized to expense using the accelerated FIN No. 28 method.


     The Company has granted warrants to purchase its common stock to non-employees and certain companies for services or software. Stock-based compensation is estimated using the Black-Scholes model on the date of grant if vested and if not vested, re-measured until vested.

ADVERTISING COSTS

     The cost of advertising is expensed as incurred. For the years ended December 31, 1998, 1999 and 2000, advertising costs totaled $36,000, $221,000 and $659,000, respectively. For the three months ended March 31, 2001 (unaudited), advertising expenses totaled $118,000.

INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax asset will not be realized.

                              SILICON ENERGY CORP.

SEGMENT REPORTING

     SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

     The Company's chief operating decision-maker is considered to be the chief executive officer ("CEO"). The CEO reviews financial information presented for purposes of making operating decisions and assessing financial performance. The financial information is consistent with the information presented in the accompanying statements of operations and the Company had no significant foreign operations through March 31, 2001. For the year ended December 31, 2000 and the three months ended March 31, 2001, revenues from customers located outside the United States of America were $749,000 and $1.9 million (unaudited), respectively. Long-lived assets outside the United States of America were not significant during the periods presented.

COMPREHENSIVE LOSS

     SFAS No. 130, Reporting Comprehensive Income requires an enterprise to report by major components and as a single total, the change in its net assets during the period from non-stockholder sources. The Company's total comprehensive loss approximates net loss for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001 (unaudited) as unrealized investment gains and losses in each period were insignificant.

NET LOSS PER SHARE

     Basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants and upon conversion of redeemable convertible preferred stock, are included in the diluted net loss per common share calculation to the extent these

                              SILICON ENERGY CORP.

shares are dilutive. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share available to common stockholders is as follows (in thousands):

                                                                            THREE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,           MARCH 31,
                                          ------------------------------    ------------------
                                           1998       1999        2000       2000       2001
                                          -------    -------    --------    -------    -------
                                                                               (UNAUDITED)
NUMERATOR
  Net loss..............................  $(1,473)   $(7,014)   $(27,782)   $(3,803)   $(6,561)
  Redeemable convertible preferred stock
     accruing dividends.................      (75)      (568)     (2,366)      (343)      (812)
                                          -------    -------    --------    -------    -------
  Net loss attributable to common
     stockholders.......................  $(1,548)   $(7,582)   $(30,148)   $(4,146)   $(7,373)
                                          =======    =======    ========    =======    =======
DENOMINATOR
  Weighted average common shares........    5,050      4,906       6,067      5,073      7,916
  Weighted average unvested common
     shares subject to repurchase.......   (4,097)    (2,453)     (1,344)      (777)    (1,303)
                                          -------    -------    --------    -------    -------
  Denominator for basic and diluted
     calculation........................      953      2,453       4,723      4,296      6,613
                                          -------    -------    --------    -------    -------
  Basic and diluted net loss per
     share..............................  $ (1.62)   $ (3.09)   $  (6.38)   $ (0.97)   $ (1.11)
                                          =======    =======    ========    =======    =======

     The following table summarizes common equivalent shares that are not included in the denominator used in the diluted net loss per share available to common stockholders calculation above because to do so would be antidilutive for the periods indicated (in thousands):

                                                                                THREE MONTHS
                                                                                   ENDED
                                                 YEARS ENDED DECEMBER 31,        MARCH 31,
                                                --------------------------    ----------------
                                                 1998      1999      2000      2000      2001
                                                ------    ------    ------    ------    ------
                                                                                (UNAUDITED)
EFFECT OF COMMON EQUIVALENT SHARES:
  Redeemable convertible preferred stock......   6,191    12,691    16,394    12,691    16,394
  Stock options to purchase common stock......     649     2,404     2,235     2,655     2,728
  Warrants to purchase redeemable convertible
     preferred stock and common stock.........      --        16       943        16       943
  Unvested common shares subject to repurchase
     agreements...............................   3,333     1,111       832       361       921
                                                ------    ------    ------    ------    ------
          Total...............................  10,173    16,222    20,404    15,723    20,986
                                                ======    ======    ======    ======    ======

UNAUDITED PRO FORMA NET LOSS PER SHARE

     Pro forma net loss per share for the year ended December 31, 2000 and for the three months ended March 31, 2001 is computed using the weighted average number of shares outstanding, including the conversion of the Company's redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering, as if such conversion occurred at January 1, 2000 or at the date of issuance, if later. The resulting unaudited pro forma adjustment includes an increase in the weighted average shares, used to compute basic and diluted net loss per share of 14,648 and 16,394 for the year ended December 31, 2000 and for the three months ended March 31, 2001, respectively. The calculation of pro forma diluted net loss per share excludes incremental common stock issuable upon the exercise of stock options and warrants, as the effect would be antidilutive.

                              SILICON ENERGY CORP.

UNAUDITED PRO FORMA INFORMATION

     Upon the closing of an initial public offering, each of the outstanding shares of redeemable convertible preferred stock will convert into one share of common stock. The pro forma balance sheet presents the Company's balance sheet as if this had occurred at March 31, 2001.

RECLASSIFICATION

     Certain reclassifications have been made to the March 31, 2000 (unaudited) and December 31, 1998, 1999 and 2000 financial statements to conform to the current period presentation.

3.  BALANCE SHEET ACCOUNTS

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of the following:

                                                                 (IN THOUSANDS)
                                                          DECEMBER 31,
                                                         ---------------     MARCH 31,
                                                          1999     2000        2001
                                                         ------   ------    -----------
                                                                            (UNAUDITED)
Cash...................................................  $  667   $  217      $   29
Money market funds.....................................     678    4,964       6,134
Commercial paper.......................................   6,495       --          --
                                                         ------   ------      ------
                                                         $7,840   $5,181      $6,163
                                                         ======   ======      ======

SHORT-TERM INVESTMENTS

     The cost of short-term investments approximated the fair value and the amount of unrealized gains or losses were not significant at December 31, 1999, 2000 and March 31, 2001 (unaudited). Short-term investments consist of the following:

                                                                (IN THOUSANDS)
                                                          DECEMBER 31,
                                                        ----------------     MARCH 31,
                                                         1999     2000         2001
                                                        ------   -------    -----------
                                                                            (UNAUDITED)
Investment-grade corporate obligations................  $3,242   $15,462      $6,438
                                                        ======   =======      ======

     All of the Company's investments are classified as available-for-sale since the Company intends to sell them as needed for operations.

     The Company realized no gains or losses on the sale of securities during the years ended December 31, 1998 and 1999. For the year ended December 31, 2000, the Company realized a gain of $9,000 on the sale of securities. For the three months ended March 31, 2001 (unaudited), the Company realized a gain of $1,000 on the sale of securities.

                              SILICON ENERGY CORP.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of the following:

                                                                 (IN THOUSANDS)
                                                          DECEMBER 31,
                                                          -------------     MARCH 31,
                                                          1999    2000        2001
                                                          ----   ------    -----------
                                                                           (UNAUDITED)
Prepaid commissions.....................................  $ --   $1,498      $1,891
Other...................................................   180      233         403
                                                          ----   ------      ------
                                                          $180   $1,731      $2,294
                                                          ====   ======      ======

PROPERTY AND EQUIPMENT, NET

     Property and equipment consists of the following:

                                                                (IN THOUSANDS)
                                                          DECEMBER 31,
                                                        ----------------     MARCH 31,
                                                         1999     2000         2001
                                                        ------   -------    -----------
                                                                            (UNAUDITED)
Computer equipment and software.......................  $  921   $ 2,955      $ 3,378
Furniture, fixtures and office equipment..............     127     1,192        1,385
Leasehold improvements................................      23        98          170
                                                        ------   -------      -------
     Total property and equipment.....................   1,071     4,245        4,933
Less: Accumulated depreciation and amortization.......    (156)   (1,080)      (1,465)
                                                        ------   -------      -------
                                                        $  915   $ 3,165      $ 3,468
                                                        ======   =======      =======

     At December 31, 1999, 2000 and March 31, 2001 (unaudited), property and equipment includes $166,000, $431,000 and $431,000 of computer and office equipment acquired under capital leases. Accumulated amortization of assets under capital leases totaled $48,000, $202,000 and $238,000 at December 31, 1999, 2000 and March 31, 2001 (unaudited). Depreciation expense was $15,000, $141,000 and $924,000 for the years ended December 31, 1998, 1999 and 2000.
Depreciation expense was $385,000 for the three months ended March 31, 2001 (unaudited).

GOODWILL AND OTHER INTANGIBLES, NET

     Goodwill and other intangibles consists of the following:

                                                                    (IN THOUSANDS)
                                                 USEFUL      DECEMBER 31,
                                                  LIFE       -------------     MARCH 31,
                                               (IN YEARS)    1999    2000        2001
                                               ----------    ----   ------    -----------
                                                                              (UNAUDITED)
Goodwill.....................................      5         $ --   $  782      $  782
Customer base................................      5           --    1,217       1,217
Existing products and technology.............      5           --    1,381       1,381
In-place workforce...........................      5           --      465         465
Non-compete agreements.......................      3           --       15          15
                                                   --        ----   ------      ------
                                                               --    3,860       3,860
Less: Accumulated amortization...............                  --     (368)       (562)
                                                             ----   ------      ------
                                                             $ --   $3,492      $3,298
                                                             ====   ======      ======

                              SILICON ENERGY CORP.

OTHER ASSETS

     Other assets consists of the following:

                                                                 (IN THOUSANDS)
                                                          DECEMBER 31,
                                                          -------------     MARCH 31,
                                                          1999    2000        2001
                                                          ----   ------    -----------
                                                                           (UNAUDITED)
Receivable from reseller................................  $ --   $1,127      $1,127
Other...................................................    --      193         127
                                                          ----   ------      ------
                                                          $ --   $1,320      $1,254
                                                          ====   ======      ======

ACCRUED AND OTHER CURRENT LIABILITIES

     Accrued and other current liabilities consists of the following:

                                                                 (IN THOUSANDS)
                                                          DECEMBER 31,
                                                          -------------     MARCH 31,
                                                          1999    2000        2001
                                                          ----   ------    -----------
                                                                           (UNAUDITED)
Accrued sales commissions...............................  $ --   $1,335      $1,615
Accrued bonus...........................................    --      497         718
Accrued vacation........................................    89      581         703
Other...................................................    62    2,747       2,184
                                                          ----   ------      ------
                                                          $151   $5,160      $5,220
                                                          ====   ======      ======

4. ACQUISITIONS

     On May 5, 2000, the Company acquired substantially all of the assets and liabilities of Energy Concepts, Inc. (ECI), a New Jersey Corporation, for $450,000 in cash, the assumption of debt of $123,000 and acquisition costs of $71,000. This transaction was accounted for as a purchase resulting in $520,000 allocated to goodwill and other identifiable intangible assets. The results of operations of ECI are included in the consolidated results of operations for periods subsequent to the acquisition date.

     On June 7, 2000, the Company acquired substantially all of the assets and liabilities of SRC Systems Inc. (SRC), a Nevada Corporation, in exchange for 150,000 shares of the Company's common stock and warrants to purchase 50,000 shares of the Company's common stock with an aggregated estimated fair value of $1,138,000, the assumption of debt of $800,000 and acquisition costs of $79,000. The shares were valued on June 7, 2000, the closing date of the acquisition. The deemed fair value for the common stock was $6.08 per share. This transaction was accounted for as a purchase resulting in $1,951,000 allocated to goodwill and other identifiable intangible assets. The results of operations of SRC are included in the consolidated results of operations for periods subsequent to the acquisition date.

     On October 5, 2000, the Company acquired substantially all of the assets and liabilities of EPS Solutions Incorporated (EPS), a Minnesota Corporation, in exchange for 35,000 shares of the Company's common stock with an estimated fair value of $280,000, assumption of debt and liabilities of $1,114,000 and acquisition costs of $171,000. The shares were valued on October 5, 2000, the closing date of the acquisition. The deemed fair value for the common stock was $8.00 per share. This transaction was accounted for as a purchase resulting in $1,389,000 allocated to identifiable intangible assets. The results of operations of EPS are included in the consolidated results of operations for periods subsequent to the acquisition date.

                              SILICON ENERGY CORP.

     The following unaudited pro forma consolidated financial information presents the combined results of the Company, ECI, SRC and EPS as if the acquisitions had occurred at the beginning of the years presented below, after giving effect to certain adjustments, principally amortization of goodwill and other intangible assets. This unaudited pro forma consolidated financial information does not necessarily reflect the results of operations that would have occurred had the acquisitions been completed (in thousands, except per share amounts).

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
Revenue.....................................................  $ 4,022    $  7,838
                                                              =======    ========
Net loss....................................................  $(6,929)   $(27,794)
                                                              =======    ========
Basic and diluted net loss per share........................  $ (3.06)   $  (6.39)
                                                              =======    ========

5. INCOME TAXES

     For the years ended December 31, 1998, 1999 and 2000, no provision for federal or state income taxes has been recorded as the Company incurred net operating losses. Temporary differences, which give rise to significant portions of deferred tax assets, are as follows:

                                                                (IN THOUSANDS)
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 3,014    $ 10,983
  Research and development credit...........................      340         504
  Accruals and allowances...................................       26         900
  Other.....................................................        7         276
                                                              -------    --------
     Gross deferred tax asset...............................    3,387      12,663
Deferred tax liabilities:
  Acquired intangibles......................................       --      (1,113)
                                                              -------    --------
     Gross deferred tax liabilities.........................       --      (1,113)
  Less: valuation allowance.................................   (3,387)    (11,550)
                                                              -------    --------
  Net deferred tax asset....................................  $    --    $     --
                                                              =======    ========
Increase in deferred tax asset valuation allowance..........  $ 2,775    $  8,163
                                                              =======    ========

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a 100% valuation allowance to the extent of its net deferred tax assets as no immediate benefit is expected to be received due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

     At December 31, 2000, the Company had net operating loss carryforwards of approximately $29,145,000 and $18,356,000 for federal and California purposes, respectively, available to reduce future federal and California taxable income. The net operating loss carryforwards expire beginning 2017 for federal and 2005 for California tax purposes unless utilized. Due to changes in the Company's ownership in 1998, future utilization of a portion of the net operating loss carryforwards will be subject to certain limitations of annual utilization as defined by the Tax Reform Act of 1986.

                              SILICON ENERGY CORP.

     At December 31, 2000, the Company had research and experimentation credit carryforwards of approximately $321,000 and $276,000 for federal and California purposes, respectively, available to reduce future federal and California taxable income. The carryforwards expire beginning 2017 for federal and 2005 for California tax purposes unless utilized.

6. BORROWINGS AND LINES OF CREDIT

     At December 31, 2000 and March 31, 2001 (unaudited), the Company had $1,038,000 and $908,000, respectively, outstanding under an equipment line of credit with a financial institution. The amount outstanding is collateralized by certain assets of the Company, matures on November 29, 2002 and calls for monthly principal payments of approximately $43,000 plus interest at a rate of 0.75% per annum in excess of the prime rate, which was 10.25% at December 31, 2000 and 9.25% at March 31, 2001 (unaudited).

     The future minimum principal payments on the outstanding borrowings, as of December 31, 2000, is as follows (in thousands):

YEAR ENDED
DECEMBER 31,
------------
2001........................................................  $  519
2002........................................................     519
                                                              ------
                                                              $1,038
                                                              ======

     Under the equipment line of credit, the Company is required to maintain certain financial covenants, including minimum liquidity, minimum total net worth and minimum revenue, which have been met by the Company at December 31, 1999, 2000 and March 31, 2001 (unaudited), except for minimum revenue in the periods ended December 31, 1999, 2000 and March 31, 2001 (unaudited). The financial institution waived all minimum revenue covenants for the periods ended December 31, 1999 and 2000 and March 31, 2001 (unaudited). The Company is also required to maintain certain reporting covenants which include provision of audited financial statements and other financial reports by certain dates which were waived by the financial institution at December 31, 1999, 2000 and March 31, 2001 (unaudited).

     Warrants to purchase 15,909 shares of Series C redeemable convertible preferred stock at an exercise price of $2.20 per share were issued in connection with a financial institution line of credit agreement in November 1999. These warrants, including put rights for $70,000, were exercisable on or after November 29, 2001, or earlier if the Company was sold or liquidated, and expires in November 2006. The Black-Scholes method of valuation was used to determine the fair value of the warrants using the following assumptions: 100% volatility, no dividends and 6.30% risk free interest rate. The fair value of these warrants amounting to $30,000 is recorded as prepaid interest expense and is amortized over the term of the line of credit.

     In June 2000, the warrants for redeemable convertible preferred stock issued in November 1999 were canceled and replaced with new warrants to purchase 23,863 shares of common stock at an exercise price of $2.20 per share with no put rights. These warrants were immediately exercisable and expire in November 2006. The Black-Scholes method of valuation was used to determine the fair value of the warrants using the following assumptions: 100% volatility, no dividends, 6.30% risk free interest rate and contractual term of seven years and a deemed fair value of the underlying common stock of $6.08 per share. The fair value of these warrants amounting to $133,000 is recorded as interest expense immediately as terms of the original credit line were not renegotiated in exchange for issuance of these warrants.

                              SILICON ENERGY CORP.

7. COMMITMENTS

CAPITAL LEASES

     The Company has entered into capital lease agreements for certain office equipment.

OPERATING LEASES

     The Company leases its facilities and certain office equipment under noncancelable operating leases with various expiration dates through 2008. Under the terms of the leases, the Company is responsible for its share of common area and operating expenses. The Company has a letter of credit from a financial institution in lieu of a security deposit for the Company's leased facility headquarters. Rent expense under operating leases for the years ended December 31, 1998, 1999 and 2000 was $36,000, $193,000 and $656,000, respectively. Rent expense under operating leases for the three months ended March 31, 2001 (unaudited) was $208,000. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

     At December 31, 2000, the minimum lease commitments under all leases were as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
Year ended December 31,
  2001......................................................   $ 182      $1,138
  2002......................................................      60       1,247
  2003......................................................      15       1,252
  2004......................................................       7       1,235
  2005......................................................      --         561
  Thereafter................................................      --         218
                                                               -----      ------
Total minimum lease payments................................     264      $5,651
                                                                          ======
Less: amounts representing interest.........................     (33)
                                                               -----
Present value of minimum lease payments.....................     231
Less: current portion of capital lease obligations..........    (158)
                                                               -----
Long-term portion of capital lease obligations..............   $  73
                                                               =====

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     At December 31, 1999, redeemable convertible preferred stock consists of the following:

                                                                                (IN THOUSANDS)
                                                                                           PROCEEDS
                                                        SHARES                              NET OF
                                               -------------------------    LIQUIDATION    ISSUANCE
                                               AUTHORIZED    OUTSTANDING      AMOUNT        COSTS
                                               ----------    -----------    -----------    --------
  Series A...................................   1,200,000     1,200,000       $   660      $   654
  Series B...................................   4,990,625     4,990,625         4,368        3,952
  Series C...................................   6,500,000     6,500,000        14,568       14,261
                                               ----------    ----------       -------      -------
Balance at December 31, 1999.................  12,690,625    12,690,625       $19,596      $18,867
                                               ==========    ==========       =======      =======

                              SILICON ENERGY CORP.

     At December 31, 2000, redeemable convertible preferred stock consists of the following:

                                                                                (IN THOUSANDS)
                                                                                           PROCEEDS
                                                        SHARES                              NET OF
                                               -------------------------    LIQUIDATION    ISSUANCE
                                               AUTHORIZED    OUTSTANDING      AMOUNT        COSTS
                                               ----------    -----------    -----------    --------
  Series A...................................   1,200,000     1,200,000       $   660      $   654
  Series B...................................   4,990,625     4,990,625         4,678        3,952
  Series C...................................   6,500,000     6,500,000        15,641       14,261
  Series D...................................   3,703,703     3,703,690        25,983       24,924
                                               ----------    ----------       -------      -------
Balance at December 31, 2000.................  16,394,328    16,394,315       $46,962      $43,791
                                               ==========    ==========       =======      =======

     At March 31, 2001 (unaudited), redeemable convertible preferred stock consists of the following:

                                                                                (IN THOUSANDS)
                                                                                           PROCEEDS
                                                        SHARES                              NET OF
                                               -------------------------    LIQUIDATION    ISSUANCE
                                               AUTHORIZED    OUTSTANDING      AMOUNT        COSTS
                                               ----------    -----------    -----------    --------
  Series A...................................   1,200,000     1,200,000       $   660      $   654
  Series B...................................   4,990,625     4,990,625         4,752        3,952
  Series C...................................   6,500,000     6,500,000        15,909       14,261
  Series D...................................   3,703,703     3,703,690        26,452       24,924
                                               ----------    ----------       -------      -------
Balance at March 31, 2001 (unaudited)........  16,394,328    16,394,315       $47,773      $43,791
                                               ==========    ==========       =======      =======

     The holders of redeemable convertible preferred stock have various rights and preferences as follows:

VOTING

     Each share of redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

     As long as shares of redeemable convertible preferred stock remain outstanding, the Company must obtain approval from a majority of the holders of redeemable convertible preferred stock in order to alter the articles of incorporation as related to redeemable convertible preferred stock, change the authorized number of shares of redeemable convertible preferred stock, repurchase any shares of common stock other than shares subject to the right of repurchase by the Company, change the authorized number of Directors, authorize a dividend for any class or series other than redeemable convertible preferred stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

DIVIDENDS

     Holders of Series A, B, C and D redeemable convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.044 per share for Series A and no stated rate per share for Series B, C and D, when and if declared by the Board of Directors. The holders of Series A, B, C and D redeemable convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends on redeemable convertible preferred stock or common stock have been declared by the Board from inception through March 31, 2001.

                              SILICON ENERGY CORP.

     Holders of Series B, C and D redeemable convertible preferred stock are entitled to receive cumulative and accruing dividends ("Accruing Dividends") at the per annum rate of $0.06, $0.165 and $0.50625 per share, respectively, whether or not earned or declared. No Accruing Dividends shall be declared or paid to any shares of Series B, C or D unless all Accruing Dividends or pro-rata portions are paid to Series B, C or D on an equal basis. No dividends shall be declared or paid with respect to any shares of Series A redeemable convertible preferred stock or common stock unless all Accruing Dividends have been paid.

LIQUIDATION

     In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's common stock and redeemable convertible preferred stock own less than 51% of the resulting voting power of the surviving entity ("Liquidation Event"), the holders of Series A, B, C and D redeemable convertible preferred stock are entitled to receive an amount of $0.55, $0.80, $2.20 and $6.75 per share, respectively, plus any Accruing Dividends due and declared but unpaid prior to and in preference to any distribution to the holders of common stock. If a Liquidation Event occurs on or before December 13, 2001, the holders of Series D are entitled to receive an amount of $8.00 per share, plus any declared but unpaid dividends (excluding Series D Accruing Dividends) prior to and in preference to any distribution to holders of common stock. Upon payment of this amount to holders of Series D, the Series D Accruing Dividends will be canceled. Upon completion of the distribution to the redeemable convertible preferred stockholders, the holders of the common stock will receive all remaining assets of the corporation. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed in an equal priority on a pro-rata basis to the Series A, B, C and D redeemable convertible preferred stock.

CONVERSION

     Each share of Series A, B, C and D redeemable convertible preferred stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. The conversion ratio is equal to the conversion price divided by the conversion value. The Series A, B, C and D initial conversion prices and values are $0.55, $0.80, $2.20 and $6.75, respectively. Each share of Series A, B, C and D redeemable convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the closing of a public offering of common stock with gross proceeds of at least $30,000,000. At December 31, 1999 and 2000, each share of redeemable convertible preferred stock was convertible into one share of common stock.

     At December 31, 1999, the Company reserved 1,200,000, 4,990,625 and 6,500,000 shares of common stock for the conversion of Series A, B and C redeemable convertible preferred stock, respectively. At December 31, 2000, the Company reserved an additional 3,703,703 shares of common stock for the conversion of Series D redeemable convertible preferred stock.

REGISTRATION RIGHTS

     The holders of redeemable convertible preferred stock and the holders of 825,000 shares of common stock are entitled to certain rights with respect to registration of such shares under the Securities Act beginning on the earlier of December 31, 2000 or six months following the effective date of an initial public offering. All registration rights terminate five years from the date of an initial public offering effective date or at such time as the holder is entitled to sell all of its shares in any 90 day period under Rule 144 of the Securities Exchange Act.

                              SILICON ENERGY CORP.

9. COMMON STOCK


     The Company's amended and restated certificate of incorporation, as amended on September 29, 2000, authorizes the Company to issue 40,000,000 shares of $0.001 par value common stock. A portion of the shares sold are subject to a right of repurchase by the Company subject to vesting, which is generally over a four year period from the earlier of grant date or employee hire date, as applicable, until vesting is complete. At December 31, 1999, 2000 and March 31, 2001 (unaudited), there were 1,111,112 shares, 832,144 shares and 921,074 shares, respectively, subject to repurchase.


COMMON STOCK SOLD TO CUSTOMERS

     In June 2000, the Company sold 825,000 shares of its common stock to a customer for $4.00 per share, a price below the deemed fair value. Simultaneously, the Company entered into a license and reseller agreement with this customer amounting to approximately $2,619,000. The reseller agreement term is 18 months. The discount from the deemed fair market value of $1,716,000 was recorded initially as a contra-equity account upon issuance and offsets the related license, service and reseller fees on a pro-rata basis as the fee is recognized as deferred revenue or revenue. At December 31, 2000, the Company had recorded $576,000 in contra revenue in connection with this arrangement with the remaining amount recorded as contra deferred revenue of $980,000 and contra equity of $160,000. For the three months ended March 31, 2001 (unaudited), the Company recorded $176,000 in contra revenue, in connection with this arrangement. At March 31, 2001 (unaudited), the Company had contra deferred revenue of $806,000 and contra equity of $158,000 in connection with this arrangement.


     In September 2000, the Company sold to a customer 129,032 fully vested non-forfeitable shares of common stock for a purchase price of $7.75 per share which was the deemed fair market value. This sale was in exchange for a purchase commitment from a customer to buy $500,000 of license software from the Company before December 31, 2000 or pay the amount in cash if the licenses were not purchased. In December 2000, the customer purchased in excess of $500,000 of licensed software. No contra revenue in connection with this transaction was recorded as no discount on the sale of common stock was provided to the customer.


     In October 2000, the Company sold a subscription license with a term of 8 years and fees of approximately $2.7 million. Simultaneously, the Company sold to this customer 50,863 fully vested non-forfeitable shares of common stock for a purchase price of $8.00 per share, which was equal to fair market value. No contra revenue in connection with this transaction was recorded as no discount on the sale of common stock was provided to the customer.

REPURCHASE OF SHARES FROM EXECUTIVE OFFICER

     In connection with the termination of service, the Company repurchased 466,667 shares of common stock from an officer of the Company for an aggregate purchase price of $1,400 in 1999. In 2000, the Company repurchased an additional 250,000 shares from this former officer for an aggregate purchase price of $1 million. In June 2001, the Company repurchased an additional 50,000 shares from this former officer for an aggregate purchase price of $200,000.

WARRANTS

     In June 2000, a fully nonforfeitable vested warrant to purchase 125,000 shares of common stock at $6.75 per share was issued in conjunction with a two-year marketing alliance and license agreement with an outside consultant. This warrant is exercisable for six months from June 30, 2003 to December 31, 2003. Accelerated exercisability can be attained if certain performance milestones are achieved by the warrant holders. The Black-Scholes method of valuation was used to determine the fair value of the

                              SILICON ENERGY CORP.

warrants using the following assumptions: 100% volatility, no dividends, 6.30% risk free interest rate, contractual term of 3.5 years and deemed fair value of the underlying common stock of $6.09 per share. At December 31, 2000, no performance milestones had been achieved by the warrant holders. The fair value of the warrant amounting to $512,000 was initially recorded as an offset first to total revenue amounting to $169,000 with the remaining $343,000 charged as an immediate expense to sales and marketing as the warrant is fully vested upon issuance. At December 31, 2000, the Company recorded $144,000 in contra revenue and $25,000 in contra deferred revenue. For the three months ended March 31, 2001 (unaudited), the Company recorded $8,000 in contra revenue. At March 31, 2001 (unaudited), the Company had contra deferred revenue of $17,000 in connection with this arrangement.

     Warrants to purchase 50,000 shares of the Company's common stock were issued in conjunction with the Company's acquisition of SRC (see Note 4). The warrants are exercisable upon an initial public offering at the offering price and expire on June 1, 2005. The Black Scholes method of valuation was used to determine the fair value of the warrants upon grant using the following assumptions: 100% volatility, no dividends, 6.3% risk free interest rate, expected term of five years and a deemed fair value of the underlying common stock of $6.08 per share. The fair value of the warrants was $226,000.

     Warrants for redeemable convertible preferred stock and common stock were issued in connection with the Company's line of credit agreement (see Note 6).


     In August 2000, the Company issued a warrant in connection with a license and reseller agreement for the purchase of up to 650,000 shares of common stock of the Company. No value is attributed to the warrant and the shares represented by the warrant unless the shares are earned by the customer. The shares are earned based upon the amount of revenues provided to the Company under the license and reseller agreement over certain discrete periods of time from August 2000 to December 2002. The exercise price is 85% of the fair market value at the end of each discrete revenue period. The Black-Scholes method of valuation was used to determine the fair value of the warrants upon grant using the following assumptions: 100% volatility, no dividends, 5.59% risk free interest rate, contractual term of 1 month and a deemed fair value of the underlying common stock of $6.85 per share on August 31, 2000. The fair value of the warrant upon grant was $144,000, related to the initial license agreement for $629,000, representing 105,661 vested shares, and was recorded as contra-equity upon issuance. This contra-equity account offsets the related initial license fee and service fee on a pro-rata basis as this fee is recognized as deferred revenue or revenue. The remaining warrant for 544,339 shares will be accounted for using variable accounting which will require the re-measurement using the Black-Scholes method of valuation at the end of each interim period until the point at which the exercise price is fixed. The resulting charge, if any, will be recorded as a contra-equity amount and will offset the related license and service fee on a pro-rata basis as the fee is recognized as deferred revenue or revenue. Any amount in excess of revenues will be recorded as a sales and marketing expense. At December 31, 2000, the fair value of the warrant for the remaining 544,339 shares was zero as no additional revenues were generated to earn any shares under the warrant. At December 31, 2000, the Company recorded a contra deferred revenue of $50,000 and contra equity of $94,000. At March 31, 2001 (unaudited), the fair value of the warrant for the remaining 544,339 shares was zero as no additional revenues were generated to earn any shares under the warrant. At March 31, 2001 (unaudited), the Company had contra deferred revenue of $62,000 and contra equity of $82,000 in connection with this arrangement.


     In October 2000, in connection with a service bureau software license arrangement, the Company issued a fully vested warrant to a customer to purchase up to 300,000 shares of the Company's common stock, of which 100,000 shares were immediately exercisable at a price of $8.00 per share, and expired on October 20, 2000. The remaining 200,000 shares are exercisable beginning on the date of the final prospectus relating to the Company's initial public offering ("IPO") and expire on the third trading day

                              SILICON ENERGY CORP.

after the effective date of the IPO. The exercise price for these warrants is the initial price at which the Company's common stock is sold to the public in the IPO.

     The Black-Scholes method of valuation was used to determine the fair value of the warrant for the initial 100,000 shares of common stock, upon grant using the following assumptions: 100% volatility, no dividends, 5.84% risk free interest rate, contractual term of 17 days and a deemed fair value of the underlying common stock of $7.75 per share. The fair value of the warrant for these initial 100,000 shares of common stock was a fixed award upon grant amounting to $57,000. This amount is recorded as a contra-equity account upon issuance and offsets the related initial license fee and service fee on a pro-rata basis as this fee is recognized as deferred revenue or revenue. At December 31, 2000, the Company had recorded $12,000 in contra revenue in connection with this arrangement with the remaining amount recorded as contra deferred revenue of $29,000 and contra equity of $15,000. For the three months ended March 31, 2001 (unaudited), the Company recorded $27,000 in contra revenue in connection with this arrangement. At March 31, 2001 (unaudited), the Company had contra deferred revenue of $16,000 and contra equity of $1,000 in connection with this arrangement. The Black-Scholes method of valuation was used to determine the fair value of the warrant for the remaining 200,000 shares of common stock, upon grant using the following assumptions: 100% volatility, no dividends, 5.84% risk free interest rate, contractual term of three days and a deemed fair value of the underlying common stock of $7.75 per share. The fair value of the warrant for these remaining 200,000 shares of common stock was a variable award upon grant amounts to $36,000. This amount is recorded as a contra-equity account upon issuance and offsets the related initial license fee and service fee on a pro-rata basis as this fee is recognized as deferred revenue or revenue. This amount will be re-measured at the end of each interim period until the point at which the exercise price for the shares is fixed.

NOTES RECEIVABLE FROM OFFICERS

     During 2000, the Company issued 715,000 shares of common stock, in connection with early exercises of stock options by officers of the Company, in exchange for full recourse promissory notes totaling $1,053,000. Principal is due beginning in April 2002 through August 2002 and interest on the notes accrues at an annual rate of 10% and is due semi-monthly or deferred to maturity. The notes receivable have been classified as a reduction in stockholders' equity.

10. STOCK OPTION PLAN

     In 1998, the Company adopted the 1998 Incentive Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Stock options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. At December 31, 2000 and March 31, 2001 (unaudited), the Company has reserved 4,511,171 and 5,736,000 shares of common stock for issuance under the Plan.

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately but are subject to repurchase options held by the Company which lapse over a maximum period of four years at such times and under such conditions as determined by the Board of Directors.

                              SILICON ENERGY CORP.

     For the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001 (unaudited), the Company recorded $52,000, $730,000, $2,443,000 and $502,000, respectively, of deferred stock-based compensation expense for the excess of the deemed fair market value over the exercise price at the date of grant related to stock options granted. The compensation expense is being recognized over the option-vesting period of four years.

     Option activity under the 1998 Incentive Stock Option Plan is as follows:

                                                                               WEIGHTED
                                                   OPTIONS                     AVERAGE
                                                  AVAILABLE     OUTSTANDING    EXERCISE
                                                  FOR GRANT       SHARES        PRICE
                                                  ----------    -----------    --------
  Authorized....................................   1,800,000            --         --
  Options granted at below fair value...........    (649,000)      649,000      $0.07
                                                  ----------    ----------      -----
Balance at December 31, 1998....................   1,151,000       649,000       0.07
  Authorized....................................   1,466,667            --         --
  Options granted at below fair value...........  (1,872,030)    1,872,030       0.38
  Options returned to plan......................      88,999       (88,999)      0.29
  Options exercised.............................          --       (28,001)      0.05
                                                  ----------    ----------      -----
Balance at December 31, 1999....................     834,636     2,404,030       0.35
  Authorized....................................   1,244,504            --         --
  Options granted at below fair value...........  (2,128,088)    2,128,088       3.19
  Options returned to plan......................     600,907      (600,907)      0.70
  Options exercised.............................          --    (1,714,073)      0.78
                                                  ----------    ----------      -----
Balance at December 31, 2000....................     551,959     2,217,138       2.69
  Authorized....................................   1,224,829            --         --
  Options granted at below fair value...........    (630,250)      630,250       6.00
  Options returned to plan......................      87,856       (87,856)      3.58
  Options exercised.............................          --       (31,414)      0.99
                                                  ----------    ----------      -----
Balance at March 31, 2001 (unaudited)...........   1,234,394     2,728,118      $3.45
                                                  ==========    ==========      =====

     The following table summarizes information concerning options outstanding and exercisable at December 31, 2000:

                                                  OPTIONS OUTSTANDING AND
              OPTIONS OUTSTANDING                   EXERCISABLE WITHOUT
                AND EXERCISABLE                   THE RIGHT OF REPURCHASE
-----------------------------------------------   ------------------------
    WEIGHTED                   WEIGHTED AVERAGE   NUMBER       WEIGHTED
    AVERAGE        NUMBER OF      REMAINING         OF         AVERAGE
 EXERCISE PRICE     SHARES     CONTRACTUAL LIFE   SHARES    EXERCISE PRICE
----------------   ---------   ----------------   -------   --------------
     $0.42           735,417          8.6         198,566       $0.37
      1.14           449,883          7.7          60,345        0.97
      2.00           319,000          8.8              --          --
      4.25           297,250          8.7          12,000        4.25
      7.88           415,588          9.4              --          --
     -----         ---------         ----         -------       -----
     $2.72         2,217,138         8.60         270,911       $0.67
     =====         =========         ====         =======       =====

     At December 31, 1998, 1999 and 2000, approximately 0, 331,170, and 270,911 stock options were exercisable without the right of repurchase at a weighted average exercise price per share of $0.00, $0.15 and $0.69, respectively.

                              SILICON ENERGY CORP.

FAIR VALUE DISCLOSURES

     Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                                               THREE MONTHS
                                                                                  ENDED
                                             YEARS ENDED DECEMBER 31,           MARCH 31,
                                          ------------------------------    ------------------
                                           1998       1999        2000       2000       2001
                                          -------    -------    --------    -------    -------
                                                                               (UNAUDITED)
Net loss available to common
  stockholders
  As reported...........................  $(1,548)   $(7,582)   $(30,148)   $(4,146)   $(7,373)
  Pro forma.............................  $(1,552)   $(7,637)   $(30,896)   $(4,206)   $(7,602)
Net loss per share basic and diluted
  As reported...........................  $ (1.62)   $ (3.09)   $  (6.38)   $ (0.97)   $ (1.11)
  Pro forma.............................  $ (1.63)   $ (3.11)   $  (6.54)   $ (0.98)   $ (1.15)

     The Company calculated the fair value of each option grant on the date of grant using the Minimum Value pricing method with the following assumptions: dividend yield at zero percent; weighted average expected option term of four years and a risk free interest rate of 4.18% to 6.66% for the years ended December 31, 1998, 1999 and 2000, respectively. The exercise prices of all options granted are lower than the deemed fair market value at the time of grant. The weighted average fair value of options granted during the years ended December 31, 1998, 1999 and 2000 was $0.24, $1.34 and $2.81, respectively.

     In October 2000, the Company entered into separate change of control severance agreements with four officers. Under these agreements, upon a change of control, the greater of a specified number of previously granted stock options or 25% of their unvested shares will immediately vest. If they are terminated without cause or constructively terminated within 12 months following a change of control, their options will vest immediately.

     These agreements were modifications to the terms of the original grants so they create a new measurement date for the shares effected. Any additional compensation charge will be taken when and if the officers achieve a benefit from the change (i.e. if a change in control or termination occurs). Under these change in control agreements, 838,875 shares were modified resulting in a contingent additional maximum compensation charge of $2.3 million at December 31, 2000. The recognition of the compensation charge, if any, depends on whether the employee ultimately retains an option award that would have been otherwise forfeited under the option or award's original vesting terms.

11. EMPLOYEE BENEFIT PLANS

     The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually on a discretionary basis by the Board of Directors. There have been no Company contributions as of December 31, 2000 and March 31, 2001 (unaudited).

12. SUBSEQUENT EVENTS

SALE OF COMMON STOCK

     In June 2001, the Company entered into an irrevocable agreement to sell 506,664 shares of common stock for cash at $7.50 per share to various investors. Proceeds received from this sale will total approximately $3.8 million. This common stock agreement will be funded in June and July 2001.

                              SILICON ENERGY CORP.

EMPLOYEE STOCK PURCHASE PLAN

     In June 2001, the Company's Board of Directors ("Board") adopted, subject to stockholder approval, the Employee Stock Purchase Plan, ("ESPP") which will not become effective until the effective date of the initial public offering. The ESPP will be administered by the Board or by a committee of the Board.

     A total of 2,250,000 shares of common stock are reserved for issuance under the ESPP, plus annual increases equal to the lesser of:

     - 1,000,000 shares;

     - 2% of the outstanding shares on such data; or

     - another amount to be determined by the Board.

     The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of the participant's base salary, bonuses and commissions, but not to exceed the established maximum of 5,000 shares during a six-month period. Such amounts are applied to the purchase from the Company of shares of common stock at the end of each offering period at a price which is generally 85% of the lower of the fair market value of the common stock at the beginning or at the end of the offering period. The plan contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods.

STOCK OPTION GRANTS UNDER THE 1998 INCENTIVE STOCK OPTION PLAN

     During the period from April 1, 2001 to June 8, 2001, the Company granted stock options to purchase an additional 263,673 shares of common stock to employees at prices below deemed fair value. These stock options will have an estimated additional stock-based compensation charge of $800,000 to be recognized over the vesting period of the stock options.

LOAN TO OFFICER

     In October 2000, the Company entered into a Settlement Agreement and Release with an officer. Under this agreement, in April 2001, the Company lent the officer $73,000 in exchange for a promissory note that is due in June 2004 and bears interest at a rate of 4.8% per annum.

Inside Back Cover

This diagram consists of three screen shots of different modules included in the Silicon Energy EEM Suite.

The first screen shot, labeled "Energy Analyst," is located in the upper left-hand corner of the page. It is partially overlapped by the second screen shot, labeled "Enterprise Navigator," located in the center and to the right of the page. The second screen shot is partially overlapped in turn by the final screen shot, labeled "Curtailment Manager," located at the bottom left-hand corner of the page.

The Silicon Energy logo is located at the bottom right-hand corner of the page with text reading "Silicon Energy(TM)" under the logo. At the top right-hand corner of the page is an oval containing text reading "EEM Suite." Directly beneath this oval is text reading "Shown here are interfaces for three of the modules included in our EEM Suite."

                              SILICON ENERGY LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Silicon Energy Corp. in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC registration fee........................................  $   15,812.50
NASD filing fee.............................................       6,000.00
Nasdaq National Market listing fee..........................      95,000.00
Printing and engraving costs................................     200,000.00
Legal fees and expenses.....................................     500,000.00
Accounting fees and expenses................................     350,000.00
Blue Sky fees and expenses..................................      10,000.00
Transfer Agent and Registrar fees...........................      10,000.00
Miscellaneous expenses......................................     213,187.50
                                                              -------------
  Total.....................................................  $1,400,000.00
                                                              =============


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article X of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since our incorporation in December 1997, we have sold and issued the following unregistered securities:

          (a) On January 8, 1998, we issued an aggregate of 5,000,001 shares of common stock to three founders for an aggregate consideration of $15,000. On January 8, 1998, we also issued an aggregate of 50,000 shares of common stock to Mario Rosati and WS Investment Company 98B for an aggregate consideration of $1,500.

          (b) From January 30, 1998 to March 13, 1998 we issued an aggregate of 1,200,000 shares of Series A preferred stock to 11 investors for an aggregate consideration of $660,000.

          (c) On September 17, 1998, we issued an aggregate of 4,990,625 shares of Series B preferred stock to 15 investors for an aggregate consideration of $3,992,500.

          (d) On October 1, 1999, we issued an aggregate of 6,500,000 shares of Series C preferred stock to 29 investors for an aggregate consideration of $14,300,000.

          (e) On November 30, 1999, we issued warrants to purchase 6,818 and 9,019 shares of Series C preferred stock to one of our lenders. These warrants had an exercise price of $2.20 per share.

          (f) On June 7, 2000, in consideration for the purchase of all of its outstanding capital stock, we issued an aggregate of 150,000 shares of our common stock to 13 former stockholders of SRC Systems Inc. pursuant to an Acquisition Agreement and a Stock Exchange Agreement.

          (g) On June 7, 2000, we issued a warrant to purchase 50,000 shares of common stock to two principals of SRC Systems Inc. pursuant to an Acquisition Agreement. These warrants have an exercise price equal to the price per share paid in our initial public offering.

          (h) On June 13, 2000 we issued warrants to purchase 10,227 and 13,636 shares of common stock to one of our lenders in exchange for the cancellation of the warrants issued on November 30, 1999. These warrants have an exercise price of $2.20 per share.

          (i) From June 19, 2000 to July 18, 2000, we issued an aggregate of 3,703,690 shares of Series D preferred stock to 33 investors for an aggregate consideration of $25,000,000.

          (j) On June 19, 2000, we issued 825,000 shares of common stock to one of our licensing partners for an aggregate purchase price of $3,300,000.

          (k) On June 30, 2000, we issued a warrant to purchase 125,000 shares of common stock to one of our marketing partners. This warrant has an exercise price of $6.75 per share.

          (l) On August 31, 2000, we issued a warrant to purchase 650,000 shares of common stock to one of our licensing partners. This warrant has an exercise price of 85% of the fair market value of our common stock on the last day of each relevant vesting period.

          (m) On September 28, 2000, we issued 105,661 shares of common stock to one of our licensing partners upon the exercise of a warrant for an aggregate purchase price of $614,947.

          (n) On September 29, 2000, we issued 129,032 shares of common stock to one of our licensing partners for an aggregate purchase price of $999,998.

          (o) On October 4, 2000, we issued 50,863 shares of common stock to one of our licensing partners for an aggregate purchase price of $406,904.

          (p) On October 4, 2000, we issued a warrant to purchase up to 300,000 shares of common stock to one of our licensing partners. This warrant has an exercise price for the first 100,000 shares of $8.00 per share, and for the remaining 200,000 shares of the price per share paid in our initial public offering.

          (q) On October 5, 2000, in consideration for the purchase of all of its outstanding capital stock, we issued an aggregate of 35,000 shares of our common stock to four former stockholders of EPS Solutions Incorporated pursuant to an Acquisition Agreement.

          (r) On October 20, 2000, we issued 100,000 shares of common stock to one of our licensing partners upon the exercise of a warrant for an aggregate purchase price of $800,000.


          (s) From June 13, 2001 to July 2, 2001, we issued an aggregate of 506,664 shares of common stock to six investors for an aggregate consideration of $3,799,980.


          (t) From April 30, 1998 to May 31, 2001, we granted options to purchase an aggregate of 5,279,368 shares of common stock to our directors, executive officers, employees and consultants with exercise prices ranging from $0.05 to $8.00. As of May 31, 2001, options to purchase 1,775,488 shares had been exercised.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients were either accredited or sophisticated and had adequate access, through their relationships with the Registrant, to information about the Registrant, including financial statements, business plans and question and answer sessions with officers of the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.


EXHIBIT
NUMBER
-------
   1.1*   Form of Underwriting Agreement
   3.1*   Amended and Restated Certificate of Incorporation (as
          currently in effect)
   3.2*   Second Amended and Restated Certificate of Incorporation (to
          be filed with Delaware Secretary of State prior to the
          closing of the offering)
   3.3*   Bylaws (as currently in effect)
   3.4*   Bylaws (to be adopted upon the closing of the offering)
   4.1*   Specimen Stock Certificate
   5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
  10.1*   Form of Indemnification Agreement between the Registrant and each of its directors and officers
  10.2*   1998 Incentive Stock Option Plan and form of agreements
          thereunder
  10.3*   Employee Stock Purchase Plan and form of agreements
          thereunder
  10.4*   Amended and Restated Investors Rights Agreement, dated June
          19, 2000
  10.5*   Restricted Stock Purchase Agreement between the Company and
          John Woolard
  10.6*   Restricted Stock Purchase Agreement between the Company and
          Dale M. Fong
  10.7*   Change of Control Agreement with Len Berg
  10.8*   Change of Control Severance Agreement with Jack
          Jenkins-Stark
  10.9*   Change of Control Severance Agreement with Philip Mezey
 10.10*   Change of Control Severance Agreement with Allan Schurr
 10.11*   Retention Agreement with John Preston
 10.12*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Leonard A. Berg, as amended
 10.13*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Dale Fong, as amended
 10.14*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Jack Jenkins-Stark, as amended
 10.15*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Philip Mezey, as amended
 10.16*   Promissory Note and Security Agreement for Purchase of
          Common Stock by John Woolard, as amended
 10.17*   Promissory Note by Leonard A. Berg dated April 1, 2001
 10.18*   Sublease by and between Wind River Systems, Inc. and Silicon
          Energy Corp., dated March 30, 2000
 10.19*   Amendment to Sublease by and between Wind River Systems,
          Inc. and Silicon Energy Corp., dated May 31, 2001

EXHIBIT
NUMBER
-------
  10.20*  Master Lease Agreement by and between Energy Concepts, Inc.
          and Fleet National Bank, dated March 30, 2000
  10.21*  Lease Agreement between ERN Properties, and EPS Solutions
          Incorporated, dated August 21, 2000
  10.22*  Office Lease Agreement by and between Trinity Centre One LLC and Silicon Energy Corp., dated September 25, 2000
  10.23*  Tenancy Agreement by and between Fung-Jiao Lin and Silicon
          Energy Corp., dated October 18, 2000
  21.1*   List of Subsidiaries
  23.1    Consent of PricewaterhouseCoopers LLP
  23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (contained in Exhibit 5.1)
  24.1*   Power of Attorney


---------------

*Filed as part of our Registration Statement on Form S-1 filed on June 14, 2001.


(b) FINANCIAL STATEMENT SCHEDULES.

     Schedule II -- Valuation and Qualifying Accounts.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, State of California, on the 18th day of July, 2001.


                                          SILICON ENERGY CORP.

                                          By:       /s/ JOHN WOOLARD
                                            ------------------------------------
                                                        John Woolard
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated below.



                   SIGNATURE                                      TITLE                       DATE
                   ---------                                      -----                       ----
/s/ JOHN WOOLARD                                  President, Chief Executive Officer and  July 18, 2001
------------------------------------------------     Chairman of the Board (Principal
John Woolard                                                Executive Officer)

/s/ JACK JENKINS-STARK                              Chief Financial Officer (Principal    July 18, 2001
------------------------------------------------    Financial and Accounting Officer)
Jack Jenkins-Stark

/s/ DALE FONG*                                      Vice President, Technology, Chief     July 18, 2001
------------------------------------------------     Technology Officer and Director
Dale Fong

/s/ CHARLES H. GAYLORD, JR.*                                     Director                 July 18, 2001
------------------------------------------------
Charles H. Gaylord, Jr.

/s/ CHARLES NOELL*                                               Director                 July 18, 2001
------------------------------------------------
Charles Noell

/s/ MARIO M. ROSATI*                                             Director                 July 18, 2001
------------------------------------------------
Mario M. Rosati

/s/ K. RICK TURNER*                                              Director                 July 18, 2001
------------------------------------------------
K. Rick Turner

/s/ NORRIS VAN DEN BERG*                                         Director                 July 18, 2001
------------------------------------------------
Norris van den Berg

          *By: /s/ JACK JENKINS-STARK
   ------------------------------------------
               Jack Jenkins-Stark
                Attorney-in-fact

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Silicon Energy Corp.

     Our audits of the consolidated financial statement referred to in our report dated June 14, 2001 also included an audit of the financial statement schedule listed in Item 14(a)(2) of this prospectus. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
June 14, 2001

                                  SCHEDULE II

                              SILICON ENERGY CORP.
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                                BALANCE AT                                     BALANCE AT
                                               BEGINNING OF                                      END OF
                 DESCRIPTION                       YEAR         ADDITIONS      DEDUCTIONS         YEAR
                 -----------                   -------------    ----------    -------------    ----------
Date of inception
  Deferred tax valuation allowance...........     $   --          $  612          $ --          $   612
                                                  ------          ------          ----          -------
Year Ended December 31, 1998.................         --             612            --              612
                                                  ======          ======          ====          =======
  Allowance for doubtful accounts............         --              61            --               61
  Deferred tax valuation allowance...........        612           2,775            --            3,387
                                                  ------          ------          ----          -------
Year Ended December 31, 1999.................        612           2,836            --            3,448
                                                  ======          ======          ====          =======
  Allowance for doubtful accounts............         61             297             8              350
  Deferred tax valuation allowance...........      3,387           8,163            --           11,550
                                                  ------          ------          ----          -------
Year Ended December 31, 2000.................     $3,448          $8,460          $  8          $11,900
                                                  ======          ======          ====          =======

                                 EXHIBIT INDEX


EXHIBIT
NUMBER
-------
   1.1*   Form of Underwriting Agreement
   3.1*   Amended and Restated Certificate of Incorporation (as
          currently in effect)
   3.2*   Second Amended and Restated Certificate of Incorporation (to
          be filed with Delaware Secretary of State prior to the
          closing of the offering)
   3.3*   Bylaws (as currently in effect)
   3.4*   Bylaws (to be adopted upon the closing of the offering)
   4.1*   Specimen Stock Certificate
   5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
  10.1*   Form of Indemnification Agreement between the Registrant and each of its directors and officers
  10.2*   1998 Incentive Stock Option Plan and form of agreements
          thereunder
  10.3*   Employee Stock Purchase Plan and form of agreements
          thereunder
  10.4*   Amended and Restated Investors Rights Agreement, dated June
          19, 2000
  10.5*   Restricted Stock Purchase Agreement between the Company and
          John Woolard
  10.6*   Restricted Stock Purchase Agreement between the Company and
          Dale M. Fong
  10.7*   Change of Control Agreement with Len Berg
  10.8*   Change of Control Severance Agreement with Jack
          Jenkins-Stark
  10.9*   Change of Control Severance Agreement with Philip Mezey
 10.10*   Change of Control Severance Agreement with Allan Schurr
 10.11*   Retention Agreement with John Preston
 10.12*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Leonard A. Berg, as amended
 10.13*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Dale Fong, as amended
 10.14*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Jack Jenkins-Stark, as amended
 10.15*   Promissory Note and Security Agreement for Purchase of
          Common Stock by Philip Mezey, as amended
 10.16*   Promissory Note and Security Agreement for Purchase of
          Common Stock by John Woolard, as amended
 10.17*   Promissory Note by Leonard A. Berg dated April 1, 2001
 10.18*   Sublease by and between Wind River Systems, Inc. and Silicon
          Energy Corp., dated March 30, 2000
 10.19*   Amendment to Sublease by and between Wind River Systems,
          Inc. and Silicon Energy Corp., dated May 31, 2001
 10.20*   Master Lease Agreement by and between Energy Concepts, Inc.
          and Fleet National Bank, dated March 30, 2000
 10.21*   Lease Agreement between ERN Properties, and EPS Solutions
          Incorporated, dated August 21, 2000
 10.22*   Office Lease Agreement by and between Trinity Centre One LLC and Silicon Energy Corp., dated September 25, 2000
 10.23*   Tenancy Agreement by and between Fung-Jiao Lin and Silicon
          Energy Corp., dated October 18, 2000
  21.1*   List of Subsidiaries
  23.1    Consent of PricewaterhouseCoopers LLP
  23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (contained in Exhibit 5.1)
  24.1*   Power of Attorney


---------------

*Filed as part of our Registration Statement on Form S-1 filed on June 14, 2001.